
10011405

DVANCING SPECIALTY HEALTH CARE MANAGEMENT ONE PERSON AT A TIME

# MAGELLAN HEALTH SERVICES, INC.

ANNUAL REPORT 2009



Specialty health care management is the core of Magellan Health Services. We continue to develop essential clinical management solutions for our customers while improving the health and well-being of their members.

# 2009 Financial Highlights[1]

(Dollars in thousands, except per share data and number of employees)

| OPERATIONS | 2009 | 2008 |
|---|---|---|
| Net revenue | $2,641,814 | $2,625,394 |
| Net income | $ 106,671 | $ 86,205 |
| Earnings per common share | $ 3.01 | $ 2.16 |
| Segment profit[2] | $ 227,237 | $ 219,632 |
| Depreciation and amortization expense | $ 47,268 | $ 60,810 |
| Operating cash flow | $ 218,573 | $ 268,304 |
| Capital expenditures | $ 33,220 | $ 36,314 |
| Number of employees | 5,200 | 5,200 |

| FINANCIAL POSITION AT YEAR END | | |
|---|---|---|
| Unrestricted cash and investments | $ 263,800 | $ 321,085 |
| Total assets | $1,441,041 | $1,417,564 |
| Total debt | $ 0 | $ 28 |
| Total stockholders' equity | $ 950,492 | $ 908,073 |

[1] The foregoing financial information should be read in conjunction with the financial statements and related notes as presented in Magellan's Annual Report on Form 10-K for the year ended December 31, 2009, attached herein.

[2] In the above financial table and elsewhere in this annual report, Magellan refers to Segment Profit. Segment Profit is a non-GAAP measure consisting of profit or loss from continuing operations before stock compensation expense, depreciation and amortization, interest expense, interest income, gain on sale of assets, special charges or benefits, and income taxes. For a reconciliation of Segment Profit to consolidated income from continuing operations before income taxes and a discussion of the Company's use of Segment Profit in presenting its financial information, please refer to its Annual Report on Form 10-K for the year ended December 31, 2009, attached herein.

**DILUTED EARNINGS PER COMMON SHARE**

(Dollars)


$2.23
$2.36
$2.16
$3.01
06
07
08
09

**2009 DIVERSIFIED RESULTS**

(Percent of segment profit before corporate expenses)


MEDICAID ADMINISTRATION
3%
SPECIALTY PHARMACY MANAGEMENT
11%
15%
RADIOLOGY BENEFITS MANAGEMENT
COMMERCIAL BEHAVIORAL HEALTH
45%
26%
PUBLIC SECTOR BEHAVIORAL HEALTH

# Dear Shareholder,

## By any standard, Magellan had a successful year in 2009, whether one considers financial metrics, growth in our businesses, or the vitally important human element of what we do. Revenue and earnings were up over the prior year, we produced new sales and strong results across all of our businesses, and we managed expenses effectively. We enhanced our already-strong balance sheet and continued to demonstrate our commitment to returning capital to shareholders.

We played a crucial role, by virtue of the breadth and depth of our specialty health care expertise, in addressing some of the most pressing issues in health care today. And, of equal or perhaps greater significance is the positive impact that Magellan continues to have in the lives of millions of individuals who are dealing with complex health issues.

Six years ago, we began the strategic transformation that has created today's Magellan. At that time, we developed a comprehensive multi-year plan to achieve financial strength, retain customers, and leverage our platform for growth through product development and diversification. We set out to grow and diversify our business by building on our core strengths to become an even more valuable partner to health care payors. Having expanded beyond behavioral health into radiology, specialty pharmacy, oncology, and Medicaid administration, we have made great progress in diversification and will continue to do so, while also efficiently and cost-effectively integrating our new businesses and products. And on the strength of the positive clinical and financial results we deliver, we are now solidifying our role as the nation's leading specialty health care management company.

An unwavering commitment to clinical excellence has been key to achieving that leadership distinction. Magellan, first and foremost, is a clinical company, a company dedicated to doing what's right for the patient. We help improve individuals' health and well-being while providing innovative strategies to help our customers – health plans, governments, and employers – address current and emerging challenges and responsibly manage costs so that health care becomes more affordable.

Underpinning this strong clinical orientation is an industry-leading, scalable operational capability, encompassing call center management, claims payment, and state-of-the-art information technology, coupled with a strong balance sheet and underwriting expertise. These critical elements – clinical excellence, operational and administrative expertise, leveraging technology, and financial strength – form the common platform upon which we manage specialty health care. This platform provides the essential infrastructure to support our work today, and is the foundation on which we continue to advance specialty health care management.

Today, Magellan is unique in having expertise across many disciplines, affording us the opportunity to take the management of specialty health care to an important


SEC Mail
Received
Processing
APR 08 2010
WASH, D.C.
200
SECTION

next phase, further enhance our capabilities, and continue to grow all of our businesses. While continuing to develop stand-alone products that address particular areas of health care, such as radiology, mental health, or pharmacy benefits, we now are positioned to develop comprehensive integrated services across our disciplines. These integrated products will address the multiple factors that are important in treating complex health conditions, such as cancer and heart disease, for the benefit of patients and their loved ones.

For example, Magellan is uniquely equipped to bring to bear expertise in the holistic management of cancer. That expertise supports the diagnosis and treatment of the disease as well as evaluation of the effectiveness of treatment. With management of high-tech imaging in the detection and diagnosis of cancer; oversight to ensure that the two key interventions – chemotherapy and radiation – are safe and effective; follow-up imaging to assess the effectiveness of care that patients receive; and, throughout, behavioral health services to help patients and their families cope, Magellan touches nearly every aspect of cancer treatment. By combining skills across multiple disciplines within Magellan, we can provide a comprehensive oncology management program that is unique in the industry.

In parallel with our focus on products designed to address particular health conditions, we also are able to customize and package our capabilities in ways that are tailored to the needs of diverse health care payors, such as Medicaid programs, commercial health plans, and employers. Across all of our businesses and markets, our strategic focus continues to be on building and/or acquiring additional capabilities that support product innovation and growth within our current expertise as well as those that position us for new areas of opportunity.

Over the course of the next several pages, we provide a window into each of our businesses and a sense of the breadth, depth, and impact of the work we do. Throughout, we demonstrate a few of the many ways that we touch the lives of our stakeholders – particularly our members, customers, and employees – and illustrate the results of our deeply held commitment to improving health care for individuals, families, and communities. In closing, I thank Magellan's more than 5,000 employees, who every day create value for all of our stakeholders. Our success as the nation's leading specialty health care management organization is testament to their hard work and dedication.

Sincerely,

René Lerer, M.D.
Chairman and Chief Executive Officer



René Lerer, M.D.
Chairman and
Chief Executive Officer

# Medicaid Administration



Tim Nolan
President
First Health Services

**2009 ACCOMPLISHMENTS**

- Retained 96 percent of existing business
- Established account relationships with two new states
- Earned URAC accreditation for health care utilization management programs
- Developed innovative programs to help improve therapy compliance among patients being treated for Hepatitis C
- Launched a pilot program to ensure more appropriate use of psychotropic drugs for children
- Generated 99 percent provider adoption of newly launched web-based programs for exchange of diagnostic and treatment information
- Successfully integrated First Health Services, capturing cost efficiencies while leveraging Magellan's core strengths to improve clinical quality and customer service

The newest addition to Magellan's portfolio of specialty health care disciplines is Medicaid Administration, a segment we entered in July of 2009 with our acquisition of First Health Services Corporation. This business helps state governments manage publicly funded health care programs, primarily in the pharmacy arena, that provide access to high-quality, clinically appropriate care in a cost-effective manner. An important aspect of our approach is the nurturing of stakeholder relationships within the health care community to support a collaborative approach to serving some of society's most at-risk individuals.

This organization has supported states in the management of Medicaid programs for nearly 40 years. It has contracts in 25 states and the District of Columbia and serves 17 million covered individuals, approximately 36 percent of all Medicaid recipients. Its service offerings currently include:

- Pharmacy benefits administration, including point-of-sale pharmacy claims processing, clinical services such as care coordination and management, preferred drug list development, manufacturer rebate contracting and administration, and clinical and business analytics;
- Health care management programs designed to improve quality of care and optimize costs in fee-for-service Medicaid populations; and
- Fiscal agent services involving the design, implementation, and operation of state Medicaid Management Information Systems.

With its many long-term contracts and strong relationships with state Medicaid administrators, this business helps cement our already robust platform for growth in Medicaid and other state-sponsored programs. This takes on heightened importance and significance as states continue to look for strategies to confront economic pressures and as the nation's leadership considers a potential expansion of Medicaid to cover the uninsured.

Entering 2010, our focus for this business is on leveraging Magellan's strengths in clinical management and systems development to enhance the value that our pharmacy benefit administration products deliver to our Medicaid customers, helping state leaders manage their programs to deliver timely, effective medication therapy to their members as efficiently and cost-effectively as possible. We are identifying opportunities for existing customers to manage their Medicaid spending more closely, introducing programs that target the costs and utilization of new classes within traditional pharmaceutical therapy. Our focus in 2010 also includes introducing combined programs, tailored specifically for the Medicaid market, that manage spending related to specialty pharmacy, radiology, and behavioral health medications, as well as expansion into the Medicaid managed care marketplace.


ADVANCING SPECIALTY
HEALTH CARE MANAGEMENT
ONE PERSON AT A TIME

Shonda Perry and her son, Tony Woods, in their Tampa home.

First Health Services is the largest stand-alone pharmacy benefit administrator in the United States, serving more than 17 million Medicaid members. But to Shonda Perry and her son, Tony, it's the care with which these services are delivered that matters most. The people of First Health Services manage the Ombudsman Program for Florida Medicaid, meaning that our pharmacists and technicians are available to help Medicaid recipients answer and resolve questions about their medications and to advocate for the most clinically appropriate and cost-effective care. In Shonda's case, she was calling for help in obtaining much-needed coverage for her son's epilepsy medicine. Her call was answered by Ombudsman pharmacist Stephanie McGriff.

"My son needed Topomax™ to give him a better quality of life. Without it, his seizures weren't under control. But without coverage, I was looking at more than $500 a month in out-of-pocket costs. Stephanie stayed on the phone with me for more than an hour until everything was straightened out. She relieved such a burden and made sure my son got access to the care he needed. All because she wasn't afraid to go above and beyond and because she was committed to doing the right thing." – Shonda Perry, Tampa, FL



Hernando Bolivar,
ICORE pharmacy technician

Avastin™. Erbitux™. Aloxi™. These are just a few of the oncology and supportive medications mixed and compounded at ICORE's pharmacy in Astoria, New York. Each day, some 300-400 patient-specific medications are prepared here, ensuring the quality, appropriateness, and safety of these specialty pharmaceuticals. As a key part of ICORE's comprehensive oncology management program, the compounding pharmacy employs a combination of the most advanced technology with an experienced team of oncology-trained pharmacists to ensure the best possible outcomes for patients and our health plan customers.

"There's an enthusiastic drive for quality and excellence that you just don't find anywhere. Our focus is on the patient and on doing everything we can to achieve the right clinical outcome and to drive our business. At the end of the day, I can't imagine anything more rewarding than that." – Danny Singh, RPh, Director of Pharmacy Operations, ICORE

# Specialty Pharmacy Management

New drugs in the marketplace, broader indications for them, and increasing demand by an aging population continue to drive up costs associated with specialty pharmaceuticals, primarily injectable drugs, used to treat conditions such as cancer, multiple sclerosis, rheumatoid arthritis, and immune deficiencies.

ICORE Healthcare, Magellan's specialty pharmacy management business, brings health care payors, drug manufacturers, providers, patients, and pharmacies together to ensure appropriate prescribing and administration of specialty injectable drugs. This focus on selection of the right drug in the proper dose and frequency, along with support for patients in understanding and complying with their drug therapies, help responsibly manage costs in one of the fastest-growing areas of health care spending.

Our services have historically focused on working on behalf of health plans to minimize specialty drug costs by maximizing formulary compliance and optimizing manufacturers' drug contracts, as well as consulting with health plans on reimbursement strategies for drugs paid outside of the traditional pharmacy benefit. The company has developed a portfolio of preferred drug contracts with manufacturers based first and foremost on clinical efficacy, but also taking into consideration comparative costs in cases where multiple, clinically equivalent drugs are available. By generating greater market share within each therapeutic class, we have created a powerful approach for health plans to manage costs without compromising quality care or creating barriers for patients.

Building on years of oncology management experience, in 2009 we implemented our comprehensive oncology management program. Through this product, unique in the marketplace, we assist health plans in addressing the cost and quality of cancer care by ensuring that patients receive appropriate guideline-based treatment. Features include care management backed by the nationally recognized experts of our oncology advisory committee; strategies to facilitate rational pricing for oncology drugs using clinically accepted standards; and mechanisms to prevent costly claims errors.

As the population ages, cancer treatment will become an even more significant factor in the delivery of affordable health care in the U.S., and over the next several years, oncology management is expected to become an important part of specialty pharmacy management's overall business. We are using our oncology model to create additional management programs for other high-cost, high-trend disease states. The first of these will support the treatment of autoimmune disorders such as rheumatoid arthritis, Crohn's disease, and psoriasis.

Today's pipeline of new drugs favors infused and injectable drugs. As blockbuster oral drugs such as Lipitor lose patent protection over the next several years, specialty pharmaceuticals will become an increasingly greater portion of total pharmaceutical spending. We anticipate that, as a result, programs to manage this trend will be in greater demand by all health care purchasers, including health plans and public sector payors.



Alan M. Lotvin, M.D.
President
ICORE

**2009 ACCOMPLISHMENTS**

- Implemented our comprehensive oncology and medical injectable management program in plans covering approximately 3 million lives
- Successful pilots of new management programs in other disease states, including hemophilia, rheumatoid arthritis, and Crohn's disease, to be implemented in 2010
- Renewed or extended all manufacturer contracts on behalf of health plans
- Achieved 50 percent web utilization for prior authorization in oncology management
- Increased segment profit 21 percent over 2008
- Achieved strong results in formulary optimization programs

# Radiology Benefits Management



Tina Blasi
Chief Executive Officer
NIA

**2009 ACCOMPLISHMENTS**

- Achieved ongoing effective management of care cost and quality
- Implemented multiple markets for the new radiology contract with Coventry, including both advanced imaging and cardiac management
- Implemented CardiacConnections[SM] product with several health plan customers
- Developed OncologyConnections[SM] product
- Expanded patient safety initiatives to include our RadZone for Kids[SM], a web site designed to support pediatric imaging education
- Sold more than $185 million of annualized risk business, including our first risk managed Medicaid health plan account
- Increased segment profit 41 percent over 2008

Magellan's radiology benefits management subsidiary, NIA (National Imaging Associates), manages costs and safeguards the quality of imaging outcomes for consumers of health plans and public sector payors. Advanced imaging technology offers significant benefits to patients when used correctly. However, as many as one-third of these services – such as MRI, CT and PET scans – are either inappropriate or do not contribute to the physician's diagnosis or a positive outcome for the patient.

NIA pioneered the radiology benefits management field 15 years ago and today, with 17.5 million members, is one of the leaders in the industry in creating customized solutions to improve the quality, safety, and affordability of high-cost, high growth, and high-risk radiologic services. The company provides a comprehensive array of technology, techniques, and resources, including proprietary, physician-developed algorithms and physician-to-physician consultations designed to ensure that procedures are medically necessary and appropriate; a network of imaging facilities that meet stringent privileging criteria; and sophisticated claims editing and payment capabilities.

We also have taken an industry-leading position on educating patients about imaging services so they can be informed consumers and active participants in their own health care. By providing comprehensive web-based educational content, high-touch member outreach activities, and a comprehensive library of educational resources to help individuals understand imaging procedures and assess risks and benefits, we help promote dialogue and shared decision-making between patients and their physicians.

This consumer-centered approach also is an integral part of our most recent product innovations, focused on the quality and affordability of treatment for heart disease and cancer – two areas of particular concern to health care payors.

- CardiacConnections[SM] helps define the most efficient path to the diagnosis and management of cardiovascular conditions. Our approach includes management of the spectrum of imaging tests, including coronary CT angiography, cardiac catheterization, nuclear stress testing, and echocardiography, with the goal of reducing radiation exposure and catheter-related complications by promoting the use of the most effective, least invasive testing.
- OncologyConnections[SM] is designed to help payors safeguard the clinical efficacy and consistency of radiation therapy, a component of treatment for 60 percent of cancer patients. We improve outcomes by applying best-practice guidelines and algorithms, along with data analysis and medical expertise, to promote the most effective and efficient radiation treatment plan. Additionally, OncologyConnections[SM] uniquely leverages our behavioral health expertise by incorporating personal coaches to support the patient, and can be bundled with ICORE's oncology drug management program to generate additional value for our customers and their members.

As we look ahead to 2010 and beyond, we anticipate continued pressure on health plans, Medicare, and Medicaid payors to address cost and quality issues responsibly and comprehensively. This stands to drive additional interest in our strategies and solutions, and we will continue to focus on innovation in addressing current and emerging areas of concern.



Thomas J. Foels, M.D., serves as chief medical officer at Independent Health, which is headquartered in Buffalo, New York.

ADVANCING SPECIALTY HEALTH CARE MANAGEMENT ONE PERSON AT A TIME



The increasing incidence of heart disease in recent decades has resulted in explosive growth in cardiac imaging. To drive better patient outcomes, NIA launched its CardiacConnections℠ program with Independent Health in 2009. The program is designed to improve health care quality by minimizing radiation exposure and decreasing morbidity for the consumer and promoting the most efficient and least invasive testing options available in the diagnosis of cardiac conditions.

"New and emerging technologies have provided remarkable diagnostic tools in the field of cardiology. The challenge is to maximize the effectiveness of the available technology and promote the correct choice and sequence of examinations to drive the best possible outcomes. We're confident that the CardiacConnections℠ program will have a positive impact on the quality and affordability of care for our members, and we are pleased to partner with NIA in delivering these positive outcomes to our community." – Thomas J. Foels, M.D.



MY LIFE leaders, Xavier Cameron, 18, and Hayley Winterberg, 16, at the State Capitol in Phoenix, Arizona.

Magellan Youth Leaders Inspiring Future Empowerment (MY LIFE) gives youth an opportunity to use their experience, talents and voice to make positive changes in their lives while helping others to do the same.

MY LIFE is made up of teens and young adults between the ages of 13 and 23 who have experience with mental health, substance abuse and/or foster care-related issues. Through regular meetings and local and national workshops, presentations and performances, the group focuses on important issues affecting youth. MY LIFE provides an excellent opportunity for young people to have an active voice in the planning and implementation of system transformations to improve behavioral health care in Maricopa County.

"MY LIFE gives me an opportunity to make changes in the system, get my voice heard, and change lives." – Hayley Winterberg, age 16, chair of MY LIFE and one of the youth leaders drawing on personal experience to inspire others and bring about positive change.

# Public Sector Behavioral Health

Magellan's work supporting publicly funded behavioral health programs has clearly set the standard for the field. With nearly two million consumers served and a strong focus on community partnership, quality care and innovation, as well as the principles of recovery and resiliency, Magellan is an industry leader in helping state and local governments provide behavioral health care and rehabilitation services to vulnerable individuals in a fiscally responsible fashion. With government entities continuing to struggle to provide needed social services in a difficult economic environment, Magellan's creativity and expertise bring even greater value.

When appropriate treatment and support are available and accessible, children, adults and their families who rely on publicly funded behavioral health and human services can live and work successfully in their communities, despite the challenges of mental illness and substance abuse. Magellan has helped its customers not only improve but transform public mental health systems by focusing on individualized care and family involvement, safe and effective community-based alternatives to traditional psychiatric hospitalization and residential treatment, and innovative approaches to using public funds to achieve meaningful outcomes for consumers. In delivering these improved outcomes, we have been able to simultaneously address both budgetary and political pressures.

Magellan takes a leadership position in promoting evidence-based practice – the use of treatments and services that have been shown through research to yield positive outcomes for individuals and cost-effective solutions for governments. An example of such practices used in Magellan programs around the country include Assertive Community Treatment, a multidisciplinary approach to helping people with serious mental illness avoid unnecessary hospitalization. Magellan also employs evidence-based practices to divert children from residential care using community-based alternatives.

A commitment to consumer, family, and provider involvement, not only in treatment, but also in program design, implementation, and governance, is a hallmark of Magellan's public sector behavioral health business. From consumer and provider advisory groups to the company's landmark shared governance structure in Maricopa County, Magellan's approach helps create an environment of collaboration and collective investment.

This orientation toward stakeholder involvement also creates opportunities for program participants to play a significant role themselves in advocating for others with behavioral health issues and helping them lead productive lives in the community. As an example, Magellan values peer support programs that train mental health consumers to work as an integral part of a client's treatment team and integrates these initiatives into all of our programs. We also support the development of youth involvement organizations, such as MY LIFE in Maricopa County, Arizona, that are designed to give participants new purpose and direction while helping achieve the overall goals of the public mental health system.



Anne M. McCabe
Senior Vice President
Public Sector Behavioral Health

**2009 ACCOMPLISHMENTS**

- Received national attention for our comprehensive suicide prevention initiatives as a best practice model
- Achieved significant progress in transforming system of care in Maricopa County, including the transition of direct care centers to community-based providers
- Applied evidence-based treatments to encourage community-based care as an alternative to residential treatment for children
- Implemented EnhanceMed℠, a pharmacology best practice management system, with significant improvement in quality of prescriptions
- Provided peer specialist training on whole-health approaches to care to promote better physical and mental health for those with serious mental illness
- Selected as a finalist for the Council of State Governments' National Innovation Award for MY LIFE program
- Awarded first of two optional extensions for Maricopa County through 8/31/11
- Awarded contract for Iowa through 6/30/12, with 3 optional one-year extensions

# Commercial Behavioral Health



Suzanne Kunis
Senior Vice President
Commercial Behavioral Health

**2009 ACCOMPLISHMENTS**

- Demonstrated positive clinical outcomes and medical cost savings from Medical-Behavioral integration efforts with health plan partners
- Implemented Magellan's Autism Connections[SM] program in eight Health Plans and two Employer accounts
- Awarded expansion of national WellCare relationship
- Conducted more than 2,900 critical incident stress management (CISM) sessions in response to traumatic events
- Measured health care outcomes indicate 75 percent improvement in outpatient members' emotional health and a 7 percent reduction in missed work
- Received award from BAE Systems for supervisor training on recognizing the signs of post-traumatic stress disorder for employees deployed in the Middle East
- Secured two-year extension of largest commercial customer contract, as well as five-year renewal of another significant customer contract

With greater awareness of the interplay of medical and behavioral health issues, legislated changes in benefit requirements related to autism and mental health parity, and increasing stress and demands on employers and employees, managing health and wellness is more complex today than ever.

Behavioral health management traditionally focused on mental health and substance abuse disorders as independent illnesses. Today, effective management demands awareness of and integrated strategies to address not only primary mental health issues but also the potentially significant behavioral aspects of chronic illnesses, such as heart disease, diabetes, and kidney disease.

Magellan has a long track record of working with payors to ensure that members have access to behavioral health care programs that not only support individual well-being but also help health plans and employers offer comprehensive and cost-effective health benefits. With integrated programs employing proactive outreach, ongoing assessments and coordinated interventions, and individualized coaching, Magellan helps people better manage their medical conditions and stay on track with their treatment regimens, resulting in better clinical outcomes and lower costs.

Greater legislative attention to health care issues at both the state and federal levels, including mandated coverage for autism spectrum disorders and parity legislation, has created additional opportunities for Magellan as payors look for assistance in adapting to new requirements.

The Magellan Autism Connections[SM] program, launched in 2009, offers a comprehensive approach that combines care coordination, quality management, and family support to address the growing need for treatment of autism spectrum disorders in children. By providing access to a specially developed network of autism experts and enhanced coordination across multiple disciplines, coupled with much-needed support for parents, other caretakers and family members, Magellan helps improve quality of life for kids. And we help ensure that parents have the skills and resources not only to support their families but also to be productive at work and in their communities.

A long-time supporter of the notion of parity in coverage of behavioral health conditions, Magellan is playing an important consultative role as payors – health plans and employers – contemplate the need to rewrite benefit plans to comply with new regulations. With decades of experience in behavioral health management, benefit plan design, and data analytics, Magellan experts are uniquely positioned to assist payors in understanding how best to meet the letter and spirit of the parity law while also continuing to provide affordable health care to their constituents.



Jennifer Chambers, M.D., with her son, Michael. Dr. Chambers is medical director for Capital BlueCross, which is headquartered in Harrisburg, Pennsylvania.

The diagnosis of autism spectrum disorders (ASD) has grown steadily over the past two decades, with costs exceeding $35 billion annually. In 2009, Magellan Health Services introduced Magellan Autism Connections℠, an innovative program designed to ensure that individuals and families living with these disorders receive the most appropriate and effective care possible.

"This support from Magellan makes a meaningful difference in the quality of life and productivity for families who have children with autism. As a physician and as the parent of an autistic child, I value this program's ability to empower individuals and families by connecting them with quality care across the full spectrum of autism disorders. Autism Connections is about helping families to make informed decisions, and it's the right thing to do for the communities we serve." – Jennifer Chambers, M.D.

## Board of Directors

**René Lerer, M.D.**
Chairman and Chief Executive Officer
*Magellan Health Services, Inc.*

**Eran Broshy**
Senior Advisor
*Providence Equity, LLC*

**Michael S. Diament**
Former Portfolio Manager
and Director of Bankruptcies
and Restructurings
*Q Investments*

**William D. Forrest**
Managing Partner and Equity Owner
*Tower Three Partners, LLC*

**Nancy L. Johnson**
Senior Public Policy Advisor
*Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C*

**Robert M. Le Blanc**
Managing Director
*Onex Corporation*

**William J. McBride**
Retired President and
Chief Operating Officer
*Value Health, Inc.*

**Michael P. Ressner**
Retired Vice President of Finance
*Nortel Networks Corporation*

## Officers

**René Lerer, M.D.**
Chairman and Chief Executive Officer

**Karen S. Rohan**
President

**Jonathan N. Rubin**
Chief Financial Officer

**Daniel N. Gregoire**
General Counsel and Secretary

**Caskie Lewis-Clapper**
Chief Human Resources Officer

**Tina M. Blasi**
Chief Executive Officer
*National Imaging Associates, Inc.*

**Alan M. Lotvin, M.D.**
President
*ICORE Healthcare, LLC*

**Timothy P. Nolan**
President
*First Health Services Corporation*

## Executive Leadership

*Pictured below (from left to right)*

**Dan Gregoire**, Legal; **Tony Kotin, M.D.**, Medical; **Gary Anderson,** Information Technology; **Karen S. Rohan**, President; **René Lerer, M.D.**, Chairman and Chief Executive Officer; **Jon Rubin**, Finance; **Caskie Lewis-Clapper**, Human Resources; and **Prakash Patel, M.D.**, Corporate Development.



# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2009**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission File No. 1-6639**

# MAGELLAN HEALTH SERVICES, INC.
(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Delaware**<br>(State or other jurisdiction of incorporation or organization) | **58-1076937**<br>(I.R.S. Employer Identification No.) |
| **55 Nod Road, Avon, Connecticut**<br>(Address of principal executive offices) | **06001**<br>(Zip Code) |

Registrant's telephone number, including area code: **(860) 507-1900**

Securities registered pursuant to Section 12(b) of the Act: **None.**

Securities registered pursuant to Section 12(g) of the Act: **Ordinary Common Stock par value ($0.01 per share).**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2009 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $1.2 billion.

The number of shares of Magellan Health Services, Inc.'s Ordinary Common Stock outstanding as of February 23, 2010 was 34,543,409.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the definitive proxy statement for the 2010 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

**MAGELLAN HEALTH SERVICES, INC.**

**REPORT ON FORM 10-K**

**For the Fiscal Year Ended December 31, 2009**

**Table of Contents**

## PART I

**Forward-Looking and Cautionary Statements**

This Form 10-K includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Although the Company (as defined below) believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such plans, intentions or expectations will be achieved. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements are set forth under the heading "Risk Factors" in Item 1A and elsewhere in this Form 10-K. When used in this Form 10-K, the words "estimate," "anticipate," "expect," "believe," "should" and similar expressions are intended to be forward- looking statements.

### Item 1. Business

Magellan Health Services, Inc. ("Magellan") was incorporated in 1969 under the laws of the State of Delaware. Magellan's executive offices are located at 55 Nod Road, Avon, Connecticut 06001, and its telephone number at that location is (860) 507-1900. Reference in this report to the "Company" includes Magellan, its majority owned subsidiaries, and all variable interest entities ("VIEs") for which Magellan is the primary beneficiary.

*Business Overview*

The Company is engaged in the specialty managed healthcare business. Through 2005, the Company predominantly operated in the managed behavioral healthcare business. During 2006, the Company expanded into radiology benefits management and specialty pharmaceutical management as a result of certain acquisitions. The Company recently expanded into Medicaid administration as a result of its July 31, 2009 acquisition of certain equity interests and assets from Coventry Health Care, Inc. ("Coventry") as discussed below in—"Acquisition of First Health Services." The Company provides services to health plans, insurance companies, employers, labor unions and various governmental agencies. The Company's business is divided into the following six segments, based on the services it provides and/or the customers that it serves, as described below.

Managed Behavioral Healthcare

Two of the Company's segments are in the managed behavioral healthcare business. This line of business generally reflects the Company's coordination and management of the delivery of behavioral healthcare treatment services that are provided through its contracted network of third-party treatment providers, which includes psychiatrists, psychologists, other behavioral health professionals, psychiatric hospitals, general medical facilities with psychiatric beds, residential treatment centers and other treatment facilities. The treatment services provided through the Company's provider network include outpatient programs (such as counseling or therapy), intermediate care programs (such as intensive outpatient programs and partial hospitalization services), inpatient treatment and crisis intervention services. The Company generally does not directly provide, or own any provider of, treatment services except as related to the Company's contract to provide managed behavioral healthcare services to Medicaid recipients and other beneficiaries of the Maricopa County Regional Behavioral Health Authority (the "Maricopa Contract"). Under the Maricopa Contract, effective August 31, 2007 the Company was required to assume the operations of twenty-four behavioral health direct care facilities for a transitional period and to divest itself of these facilities over a two year period. During March 2009, the Company began the operation of two additional behavioral health direct care facilities. In

2008 and 2009, the Company entered into agreements to transition all behavioral health direct care facilities over various dates. All of the direct care facilities have been transitioned as of December 31, 2009.

The Company provides its management services primarily through: (i) risk-based products, where the Company assumes all or a substantial portion of the responsibility for the cost of providing treatment services in exchange for a fixed per member per month fee, (ii) administrative services only ("ASO") products, where the Company provides services such as utilization review, claims administration and/or provider network management, but does not assume responsibility for the cost of the treatment services, and (iii) employee assistance programs ("EAPs") where the Company provides short-term outpatient behavioral counseling services.

The managed behavioral healthcare business is managed based on the services provided and/or the customers served, through the following two segments:

*Commercial.* The Managed Behavioral Healthcare Commercial segment ("Commercial") generally reflects managed behavioral healthcare services and EAP services provided under contracts with health plans and insurance companies for some or all of their commercial, Medicaid and Medicare members, as well as with employers, including corporations and governmental agencies, and labor unions. Commercial's contracts encompass risk-based, ASO and EAP arrangements. As of December 31, 2009, Commercial's covered lives were 4.1 million, 13.6 million and 20.3 million for risk-based, EAP and ASO products, respectively. For the year ended December 31, 2009, Commercial's revenue was $421.0 million, $103.1 million and $126.0 million for risk-based, EAP and ASO products, respectively.

*Public Sector.* The Managed Behavioral Healthcare Public Sector segment ("Public Sector") generally reflects services provided to Medicaid recipients under contracts with state and local governmental agencies. Public Sector contracts encompass either risk-based or ASO arrangements. As of December 31, 2009, Public Sector's covered lives were 1.6 million and 0.3 million for risk-based and ASO products, respectively. For the year ended December 31, 2009, Public Sector's revenue was $1.4 billion and $6.2 million for risk- based and ASO products, respectively.

### Radiology Benefits Management

The Radiology Benefits Management segment ("Radiology Benefits Management") generally reflects the management of the delivery of diagnostic imaging services to ensure that such services are clinically appropriate and cost effective. The Company's radiology benefits management services currently are provided under contracts with health plans and insurance companies for some or all of their commercial, Medicaid and Medicare members. The Company also contracts with state and local governmental agencies for the provision of such services to Medicaid recipients. The Company offers its radiology benefits management services through ASO contracts, where the Company provides services such as utilization review and claims administration, but does not assume responsibility for the cost of the imaging services, and through risk-based contracts, where the Company assumes all or a substantial portion of the responsibility for the cost of providing diagnostic imaging services. As of December 31, 2009, covered lives for Radiology Benefits Management were 3.4 million and 14.1 million for risk-based and ASO products, respectively. For the year ended December 31, 2009, revenue for Radiology Benefits Management was $254.6 million and $50.7 million for risk-based and ASO products, respectively.

### Specialty Pharmaceutical Management

The Specialty Pharmaceutical Management segment ("Specialty Pharmaceutical Management") generally reflects the management of specialty drugs used in the treatment of cancer, multiple sclerosis, hemophilia, infertility, rheumatoid arthritis, chronic forms of hepatitis and other diseases. Specialty pharmaceutical drugs represent high-cost injectible, infused, oral, or inhaled drugs often with sensitive handling or storage needs. Patients receiving these drugs require greater amounts of clinical and financial support than those taking more traditional agents. The Company's specialty pharmaceutical management services are provided under contracts with health plans, insurance companies, and governmental agencies for some or all of their commercial, Medicare and Medicaid members. The Company's specialty pharmaceutical services include (i) contracting and formulary optimization on behalf of health plans and pharmaceutical manufacturers; (ii) dispensing specialty pharmaceutical drugs on behalf of health plans; (iii) providing strategic consulting services to health plans and pharmaceutical manufacturers; and (iv) providing oncology management services to health plans and state Medicaid programs. The Company's Specialty Pharmaceutical Management segment had contracts with 40 health plans, and several pharmaceutical manufacturers and state Medicaid programs as of December 31, 2009.

Medicaid Administration

The Medicaid Administration segment ("Medicaid Administration") generally reflects integrated clinical management services provided to the public sector to manage Medicaid, pharmacy, mental health and long-term care programs. The Company's Medicaid Administration services include the management of pharmacy benefits administration ("PBA"), medical management information services and fiscal agent services ("FAS"), and health care management services ("HCM"). Medicaid Administration management services are provided under contracts with states to Medicaid and other state sponsored program recipients. Medicaid Administration's contracts encompass Fee-For-Service ("FFS") arrangements.

Corporate and Other

This segment of the Company is comprised primarily of operational support functions such as sales and marketing and information technology, as well as corporate support functions such as executive, finance, human resources and legal.

*Acquisition of National Imaging Associates*

On January 31, 2006, the Company acquired all of the outstanding stock of National Imaging Associates, Inc. ("NIA"), a privately held radiology benefits management ("RBM") firm, for approximately $121 million in cash, after giving effect to cash acquired in the transaction, and NIA became a wholly-owned subsidiary. The Company reports the results of operations of NIA in the Radiology Benefits Management segment.

*Acquisition of ICORE Healthcare, LLC*

On July 31, 2006, the Company acquired all of the outstanding units of membership interest of ICORE Healthcare, LLC ("ICORE"), a specialty pharmaceutical management company, and ICORE became a wholly-owned subsidiary. The Company reports the results of operations of ICORE in the Specialty Pharmaceutical Management segment.

The Company paid or agreed to pay to the previous unitholders of ICORE, all of whom were members of ICORE's management team, (i) $161 million of cash at closing; (ii) $24 million of cash that was used by the unitholders of ICORE to purchase Magellan restricted stock with such restricted stock vesting over three years, provided the unitholders did not earlier terminate their employment with Magellan; (iii) $25 million plus accrued interest (the "Deferred Payment"), subject to any indemnity claims Magellan may have had under the purchase agreement; (iv) the amount of positive working capital that existed at ICORE on the closing date (the "Working Capital Payments"), which was $18.2 million of which $17.8 million was paid during 2007 with the remainder paid in January 2008; and (v) a potential earn-out of up to $75 million (the "Earn-Out"), provided the unitholders did not earlier terminate their employment with the Company prior to the payment of the Earn-Out. The $161 million of cash paid at closing, the $25 million Deferred Payment and $18.2 million of Working Capital Payments were recorded as purchase price. The $24 million of restricted stock was recognized as stock compensation expense over the three year vesting period. The $24 million in restricted stock was issued in a transaction pursuant to which the unitholders of ICORE at closing applied $24 million of the purchase price as cash consideration for their purchase of restricted shares of the Company's common stock. The unitholders subscribed to an aggregate of 543,879 restricted shares of the Company's common stock on a basis proportional to each unitholder's economic interest in ICORE at a purchase price of $44.13 per share, which was the average of the closing prices of the Company's common stock on NASDAQ for the twenty trading days immediately preceding the closing. The Deferred Payment was paid in December 2008. The Earn-Out included (i) up to $25 million based on earnings for the 18 month period ended December 31, 2007 and (ii) up to $50 million based on earnings in 2008. The Earn-Out provisions were not met and, as a result, the Company did not pay any additional purchase consideration.

*Acquisition of First Health Services*

Pursuant to the June 4, 2009 Purchase Agreement (the "Purchase Agreement") with Coventry, on July 31, 2009 the Company acquired (the "Acquisition") all of the outstanding equity interests of Coventry's direct and indirect subsidiaries First Health Services Corporation ("FHS"), FHC, Inc. ("FHC") and Provider Synergies, LLC (together with FHS and FHC, "First Health Services") and certain assets of Coventry which are related to the operation of the business conducted by First Health Services. First Health Services provides pharmacy benefits management and other services to Medicaid programs. As consideration for the Acquisition, the Company paid $115.4 million in cash, excluding cash acquired and including a payment of $7.4 million for excess working capital with such amount being subject to final adjustments as provided in the Purchase Agreement. The Company funded the Acquisition with cash on hand.

The Company reports the results of operations of First Health Services as a separate segment entitled "Medicaid Administration."

For further discussion, see Note 3—"Acquisitions" to the consolidated financial statements set forth elsewhere herein.

**Industry**

According to the Centers for Medicare and Medicaid Services ("CMS"), U.S. healthcare spending was projected to have increased 5.7 percent to $2.5 trillion in 2009, representing more than 17 percent of the gross domestic product. With the uncertain economic environment, rising healthcare costs, increased fiscal pressures on federal and state governments, and discussions on potential healthcare reform, healthcare spending will continue to be one of the greatest pressing issues for the American public and the government agencies. The rapidly evolving clinical and technological environment demands the expertise of specialized healthcare management services to provide both high-quality and affordable care.

Through 2005, the Company predominantly operated in the managed behavioral healthcare industry. Since 2005, the Company has diversified into the areas of radiology benefits management, specialty pharmaceutical management, and Medicaid administration. The Company has transformed itself into a diversified specialty managed healthcare company by entering various healthcare cost and care management areas that represent a meaningful portion of the healthcare dollar and that are growing at a disproportionately higher rate than other areas of healthcare. The Company defines areas of healthcare that can be carved out for specialty healthcare management to be areas where:

- The management and cost of care are separable from other areas of healthcare management;

- The Company can provide value to its customers resulting from managing care beyond what such customers can achieve on their own;
- The value that the Company provides to its customers is measurable.

**Business Strategy**

The Company is engaged in the specialty managed healthcare business. It currently provides managed behavioral healthcare services, radiology benefit management services, specialty pharmaceutical management services, and Medicaid administration. The Company's strategy is to expand its participation in the healthcare management services market through the expansion of its existing businesses and diversification into new specialties and services. The Company believes that its clients would prefer to consolidate outsourced vendors and that as a vendor offering multiple outsourced products, it will have a competitive advantage in the market. The Company seeks to grow its specialty managed healthcare business through the following initiatives:

*Expanding the managed behavioral healthcare business.* The Company has operated in both the commercial and public sectors of managed behavioral healthcare by ensuring the delivery of quality outcomes and appropriate care through its unique behavioral healthcare expertise in managing clinical care, provider networks, claims, and customer service. The Company focuses on continually developing and providing innovative and cost effective solutions to its customers. Through its commercial behavioral segment, the Company seeks to provide a superior outsourced alternative to its health plan and employer customers. The Company has expanded its product offerings in response to legislative changes affecting mental health parity and autism. Through its public sector segment, the Company seeks to help state and local governments deal with their fiscal pressures resulting from increasing Medicaid enrollment and rising healthcare costs. The Company intends to continue marketing both its risk-based and ASO products, as well as new products, to its existing customer base and new customers, and to cross-sell its behavioral product portfolio to its other specialty segments' customer base.

*Expanding the radiology benefits management services business.* Since the Company's acquisition of NIA in 2006, the Company has continued its focus on delivering innovative and clinically appropriate radiology management programs that create value for its clients through the reduction in the number of inappropriate radiology services and by ensuring the delivery of appropriate services through quality providers. NIA seeks to distinguish itself in the marketplace through a focus on clinical excellence, provider partnerships, product and service innovation, and consumerism. Since the acquisition of NIA, the Company has expanded NIA's original product offerings into risk-based products, and continues to expand its product portfolio with customer-focused solutions in cardiac management, radiation oncology therapy management and non-advanced imaging management. The Company intends to continue marketing both its risk-based products and recently developed products to current ASO customers, as well as new RBM customers, through cross-selling to its other specialty segments' customer base and broadening its focus to new market segments.

*Expanding the specialty pharmaceutical management business.* Since the Company's acquisition of ICORE in 2006, the Company has continued to focus on the expansion of its unique service model of providing contracting and formulary optimization services, specialty pharmaceutical dispensing services, and strategic solutions consulting. ICORE's growth strategy is to leverage Magellan's operational platform, software development, and claims processing expertise to develop specialty pharmaceutical management products that drive savings for its customers. The Company recently expanded its product portfolio to include an oncology management product. The Company continues to cross-sell ICORE's product portfolio to its other specialty segments' customer base.

*Expanding the Medicaid administration business.* As previously discussed, the Company entered the Medicaid administration business through its acquisition of First Health Services on July 31, 2009. The Company believes it can leverage its operational platform and expertise to expand and enhance First

Health Services product offering. The Company intends to cross-sell First Health Services products to its current managed behavioral healthcare, radiology benefits management, and specialty pharmaceutical management customer base.

*Expanding product penetration in new or growing markets.* The Company seeks to expand its existing products and services in new and/or growing markets. For example, in recent years, the Medicaid market has increased its use of specialty managed healthcare services. With Medicaid experience in managed behavioral healthcare, radiology benefits management, specialty pharmaceutical management, and Medicaid administration, the Company believes it is positioned to grow its membership and revenues in the Medicaid market over the long term as a result of its proven expertise in managing these services.

*Continued selective diversification of business lines.* The Company actively evaluates opportunities to enter other significant, high trend specialty healthcare businesses that would leverage its expertise and core competencies and/or that could draw on its existing customer relationships.

**Customer Contracts**

The Company's contracts with customers typically have terms of one to three years, and in certain cases contain renewal provisions (at the customer's option) for successive terms of between one and two years (unless terminated earlier). Substantially all of these contracts may be immediately terminated with cause and many of the Company's contracts are terminable without cause by the customer or the Company either upon the giving of requisite notice and the passage of a specified period of time (typically between 60 and 180 days) or upon the occurrence of other specified events. In addition, the Company's contracts with federal, state and local governmental agencies generally are conditioned on legislative appropriations. These contracts generally can be terminated or modified by the customer if such appropriations are not made. The Company's contracts for managed behavioral healthcare and radiology benefits management services generally provide for payment of a per member per month fee to the Company. See "Risk Factors—Risk-Based Products" and "—Reliance on Customer Contracts."

The Company's contracts with the State of Tennessee's TennCare program ("TennCare") and the Company's Maricopa Contract generated net revenues that exceeded, in the aggregate, ten percent of net revenues for the consolidated Company for the year ended December 31, 2008. The Maricopa Contract generated net revenues that exceeded, in the aggregate, ten percent of net revenues for the consolidated Company for the year ended December 31, 2009. The Company also has a significant concentration of business from contracts with subsidiaries of WellPoint, Inc. ("WellPoint") and with various counties in the State of Pennsylvania (the "Pennsylvania Counties") which are part of the Pennsylvania Medicaid program. See further discussion related to these significant customers in "Risk Factors—Reliance on Customer Contracts." In addition, see "Risk Factors—Dependence on Government Spending" for discussion of risks to the Company related to government contracts.

**Provider Network**

Except for certain services which were provided under the Maricopa Contract (see "Business—Business Overview"), the Company's managed behavioral healthcare services and EAP treatment services are provided by a contracted network of third-party providers, including psychiatrists, psychologists, other behavioral health professionals, psychiatric hospitals, general medical facilities with psychiatric beds, residential treatment centers and other treatment facilities. The number and type of providers in a particular area depend upon customer preference, site, geographic concentration and demographic composition of the beneficiary population in that area. The Company's managed behavioral healthcare network consists of approximately 72,000 behavioral healthcare providers, including facility locations, providing various levels of care nationwide. The Company's network providers are almost exclusively independent contractors located throughout the local areas in which the Company's customers' beneficiary populations reside. Outpatient network providers work out of their own offices, although the Company's personnel are available to assist them with consultation and other needs.

Non-facility network providers include both individual practitioners, as well as individuals who are members of group practices or other licensed centers or programs. Non-facility network providers typically execute standard contracts with the Company under which they are generally paid on a fee-for-service basis.

Third-party network facilities include inpatient psychiatric and substance abuse hospitals, intensive outpatient facilities, partial hospitalization facilities, community health centers and other community-based facilities, rehabilitative and support facilities and other intermediate care and alternative care facilities or programs. This variety of facilities enables the Company to offer patients a full continuum of care and to refer patients to the most appropriate facility or program within that continuum. Typically, the Company contracts with facilities on a per diem or fee-for-service basis and, in some limited cases, on a "case rate" or capitated basis. The contracts between the Company and inpatient and other facilities typically are for one-year terms and are terminable by the Company or the facility upon 30 to 120 days' notice.

Historically, the Company's radiology benefits management services were provided by a network of third-party providers that were contracted by the customers of the Company to provide such services to the customers' members or enrollees. To support its offering of risk-based arrangements, the Company has developed and continues to expand a proprietary network of providers directly, through the use of its internal networking resources, and indirectly through a network contracting company. Network providers include diagnostic imaging centers, radiology departments of hospitals that provide advanced imaging services on an outpatient basis, and individual physicians or physician groups that own advanced imaging equipment and specialize in certain specific areas of care. The Company contracts with these providers on a fee-for-service basis.

### Joint Ventures

Prior to April 11, 2006, Premier Behavioral Systems of Tennessee, LLC ("Premier") was a joint venture in which the Company owned a 50 percent interest. On April 11, 2006, the Company purchased the other 50 percent interest in Premier for $1.5 million, so that Premier is now a wholly-owned subsidiary of the Company. Premier was formed to manage behavioral healthcare benefits for a certain portion of TennCare. In addition, the Company contracted with Premier to provide certain services to the joint venture.

As of December 31, 2005, the Company owned a 37.5 percent interest in Royal Health Care, LLC ("Royal"). Royal was a managed services organization that received management fees for the provision of administrative, marketing, management and support services to seven managed care organizations. Royal did not provide any services to the Company. The Company accounted for its investment in Royal using the equity method. Effective February 2, 2006, the Company sold its Royal ownership interest back to Royal in exchange for cash proceeds of $20.5 million.

### Competition

The Company's business is highly competitive. The Company competes with other healthcare organizations as well as with insurance companies, including health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs"), third-party administrators ("TPAs"), independent practitioner associations ("IPAs"), multi-disciplinary medical groups, pharmacy benefit managers ("PBMs"), healthcare information technology solutions, and other specialty healthcare and managed care companies. Many of the Company's competitors, particularly certain insurance companies, HMOs, technology companies, and PBMs are significantly larger and have greater financial, marketing and other resources than the Company, and some of the Company's competitors provide a broader range of services. The Company may also encounter competition in the future from new market entrants. In addition, some of the Company's customers that are managed care companies may seek to provide specialty managed healthcare services directly to their subscribers, rather than by contracting with the Company for such services. Because of these factors, the Company does not expect to be able to rely to a significant degree on price increases to achieve revenue growth, and expects to continue experiencing pricing pressures.

**Insurance**

The Company maintains a program of insurance coverage for a broad range of risks in its business. The Company has renewed its general, professional and managed care liability insurance policies with unaffiliated insurers for a one-year period from June 17, 2009 to June 17, 2010. The general liability policies are written on an "occurrence" basis, subject to a $0.05 million per claim un-aggregated self-insured retention. The professional liability and managed care errors and omissions liability policies are written on a "claims-made" basis, subject to a $1.0 million per claim ($10.0 million per class action claim) un-aggregated self-insured retention for managed care liability, and a $0.05 million per claim un-aggregated self-insured retention for professional liability.

The Company maintains separate general and professional liability insurance policies with an unaffiliated insurer for its Specialty Pharmaceutical Management business. The Specialty Pharmaceutical Management insurance policies have a one-year term for the period June 17, 2009 to June 17, 2010. The general liability policies are written on an "occurrence" basis, subject to a $0.05 million per claim un-aggregated self-insured retention. The professional liability policy is written on a "claims-made" basis, subject to a $0.05 million per claim un-aggregated self-insured retention.

The Company maintains separate professional liability insurance policies with unaffiliated insurers for its Maricopa Contract business relating to the behavioral health direct care facilities. The Maricopa Contract professional liability insurance policies effective dates are from September 1, 2008 to September 1, 2009. The Company purchased a five-year extended reporting period for the professional liability policies effective September 1, 2009 for the period September 1, 2009 to September 1, 2014, subject to a $0.5 million per claim un-aggregated self-insured retention. The professional liability policies are written on a "claims-made" basis.

The Company is responsible for claims within its self-insured retentions, and for portions of claims reported after the expiration date of the policies if they are not renewed, or if policy limits are exceeded. The Company also purchases excess liability coverage in an amount that management believes to be reasonable for the size and profile of the organization. See "Risk Factors—Professional Liability and Other Insurance," for a discussion of the risks associated with the Company's insurance coverage.

**Regulation**

*General.* The specialty managed healthcare industry is subject to extensive and evolving state and federal regulation. The Company is subject to certain state laws and regulations, including those governing the licensing of insurance companies, HMOs, PPOs, TPAs, pharmacies and companies engaged in utilization review and specialty pharmaceutical management. In addition, the Company is subject to regulations concerning the licensing of healthcare professionals, including restrictions on business corporations from providing, controlling or exercising excessive influence over healthcare services through the direct employment of physicians, psychiatrists or, in certain states, psychologists and other healthcare professionals. These laws and regulations vary considerably among states and the Company may be subject to different types of laws and regulations depending on the specific regulatory approach adopted by each state to regulate the managed care and specialty pharmacy businesses and the provision of healthcare treatment services. In addition, the Company is subject to certain federal laws as a result of the role it assumes in connection with managing its customers' employee benefit plans. The regulatory scheme generally applicable to the Company's operations is described in this section.

The Company believes its operations are structured to comply in all material respects with applicable laws and regulations and that it has received all licenses and approvals that are material to the operation of its business. However, regulation of the specialty managed healthcare industry is constantly evolving, with new legislative enactments and regulatory initiatives at the state and federal levels being implemented on a regular basis. Consequently, it is possible that a court or regulatory agency may take a position under existing or future laws or regulations, or as a result of a change in the interpretation thereof, that such laws or regulations apply to the Company in a different manner than the Company believes such laws or regulations apply. Moreover, any such position may require significant alterations to the Company's business operations in order to comply with such laws or regulations, or interpretations thereof. Expansion of the Company's business to cover additional geographic areas, to serve different types of customers, to provide new services or to commence new operations could also subject the Company to additional licensure requirements and/or regulation. Failure to comply with applicable regulatory requirements could have a material adverse affect on the Company.

*Licenses.* Certain regulatory agencies having jurisdiction over the Company possess discretionary powers when issuing or renewing licenses or granting approval of proposed actions such as mergers, a change in ownership, transfer or assignment of licenses and certain intra-corporate transactions. One or multiple agencies may require as a condition of such license or approval that the Company cease or modify certain of its operations or modify the way it operates in order to comply with applicable regulatory requirements or policies. In addition, the time necessary to obtain a license or approval varies from state to state, and difficulties in obtaining a necessary license or approval may result in delays in the Company's plans to expand operations in a particular state and, in some cases, lost business opportunities. In recent years, in response to governmental agency inquiries or discussions with regulators, the Company has determined to seek licensing for its managed behavioral healthcare and radiology benefits management business as a single service HMO, TPA or utilization review agent in one or more jurisdictions. The Company has also sought and obtained utilization review licenses in some states for its pharmaceutical management business. Compliance activities, mandated changes in the Company's operations, delays in the expansion of the Company's business or lost business opportunities as a result of regulatory requirements or policies could have a material adverse effect on the Company. As discussed below in the section entitled "Regulations Affecting the Company's Pharmacies," the Company is subject to certain state licensure requirements in relation to its specialty pharmaceutical management business.

*Insurance, HMO and PPO Activities.* To the extent that the Company operates or is deemed to operate in some states as an insurance company, HMO, PPO or similar entity, it may be required to comply with certain laws and regulations that, among other things, may require the Company to maintain certain types of assets and minimum levels of deposits, capital, surplus, reserves or net worth. In many states, entities that assume risk under contracts with licensed insurance companies or HMOs have not been considered by state regulators to be conducting an insurance or HMO business. As a result, the Company has not sought licenses as either an insurer or HMO in certain states. The National Association of Insurance Commissioners (the "NAIC") has undertaken a comprehensive review of the regulatory status of entities arranging for the provision of healthcare services through a network of providers that, like the Company, may assume risk for the cost and quality of healthcare services, but that are not currently licensed as an HMO or similar entity. As a result of this review, the NAIC developed a "health organizations risk-based capital" formula, designed specifically for managed care organizations, that establishes a minimum amount of capital necessary for a managed care organization to support its overall operations, allowing consideration for the organization's size and risk profile. The NAIC also adopted a model regulation in the area of health plan standards, which could be adopted by individual states in whole or in part, and could result in the Company being required to meet additional or new standards in connection with its existing operations. Certain states, for example, have adopted regulations based on the NAIC initiative, and as a result, the Company has been subject to certain minimum capital requirements in those states. Certain other states, such as Maryland, Texas, New York and New Jersey, have also adopted their own regulatory initiatives that subject entities such as certain of the Company's subsidiaries to regulation under state insurance laws. This includes, but is not limited to, requiring adherence to specific financial solvency standards. State insurance laws and regulations may limit the Company's ability to pay dividends, make certain investments and repay certain indebtedness. Being licensed as an insurance company, HMO or similar entity could also subject the Company to regulations governing reporting and disclosure, mandated benefits, rate setting and other traditional insurance regulatory requirements. PPO regulations to which the Company may be subject may require the Company to register with a state authority and provide information concerning its operations, particularly relating to provider and payor contracting. The imposition of such requirements could increase the Company's cost of doing business and could delay the Company's conduct or expansion of its business in some areas. The licensing process under state insurance laws can be lengthy and, unless the applicable state regulatory agency allows the Company to continue to operate while the licensing process is ongoing, the Company could experience a material adverse effect on its operating results and financial condition while its license application is pending. In addition, failure to obtain and maintain required licenses typically also constitutes an event of default under the Company's contracts with its customers. The loss of business from one or more of the Company's major customers as a result of such an event of default or otherwise could have a material adverse effect on the Company.

Regulators may impose operational restrictions on entities granted licenses to operate as insurance companies or HMOs. For example, the California Department of Managed Health Care has imposed certain restrictions on the ability of the Company's California subsidiaries to fund the Company's operations in other states, to guarantee or co-sign for the Company's financial obligations, or to pledge or hypothecate the stock of these subsidiaries and on the Company's ability to make certain operational changes with respect to these subsidiaries. In addition, regulators of certain of the Company's subsidiaries may exercise certain discretionary rights under regulations including, without limitation, increasing its supervision of such entities, requiring additional restricted cash or other security.

*Utilization Review and Third-Party Administrator Activities.* Numerous states in which the Company does business have adopted regulations governing entities engaging in utilization review and TPA activities. Utilization review regulations typically impose requirements with respect to the qualifications of personnel reviewing proposed treatment, timeliness and notice of the review of proposed treatment and other matters. TPA regulations typically impose requirements regarding claims processing and payments and the handling of customer funds. Utilization review and TPA regulations may increase the Company's cost of doing business in the event that compliance requires the Company to retain additional personnel to meet the regulatory requirements and to take other required actions and make necessary filings. Although compliance with utilization review regulations has not had a material adverse effect on the Company, there can be no assurance that specific regulations adopted in the future would not have such a result, particularly since the nature, scope and specific requirements of such provisions vary considerably among states that have adopted regulations of this type.

Numerous states require the licensing or certification of entities performing utilization review or TPA activities, however, certain federal courts have held that such licensing requirements are preempted by the Employment Retirement Income Security Act of 1974, as amended ("ERISA"). ERISA preempts state laws that mandate employee benefit structures or their administration, as well as those that provide alternative enforcement mechanisms. The Company believes that its TPA activities performed for its self-insured employee benefit plan customers are exempt from otherwise applicable state licensing or registration requirements based upon federal preemption under ERISA and have relied on this general principle in determining not to seek licenses for certain of the Company's activities in some states. Existing case law is not uniform on the applicability of ERISA preemption with respect to state regulation of utilization review or TPA activities. There can be no assurance that additional licenses will not be required with respect to utilization review or TPA activities in certain states.

*Licensing of Healthcare Professionals.* The provision of healthcare treatment services by physicians, psychiatrists, psychologists and other providers is subject to state regulation with respect to the licensing of healthcare professionals. The Company believes that the healthcare professionals who provide healthcare treatment on behalf of or under contracts with the Company, and the case managers and other personnel of the health services business, are in compliance with the applicable state licensing requirements and current interpretations thereof. However, there can be no assurance that changes in such state licensing requirements or interpretations thereof will not adversely affect the Company's existing operations or limit expansion. With respect to the Company's crisis intervention program, additional licensing of clinicians who provide telephonic assessment or stabilization services to individuals who are calling from out-of-state may be required if such assessment or stabilization services are deemed by regulatory agencies to be treatment provided in the state of such individual's residence. The Company believes that any such additional licenses could be obtained.

*Prohibition on Fee Splitting and Corporate Practice of Professions.* The laws of some states limit the ability of a business corporation to directly provide, control or exercise excessive influence over healthcare services through the direct employment of physicians, psychiatrists, psychologists, or other healthcare professionals, who are providing direct clinical services. In addition, the laws of some states prohibit physicians, psychiatrists, psychologists, or other healthcare professionals from splitting fees with other persons or entities. These laws and their interpretations vary from state to state and enforcement by the courts and regulatory authorities may vary from state to state and may change over time. The Company believes that its operations as currently conducted are in material compliance with the applicable laws. However, there can be no assurance that the Company's existing operations and its contractual arrangements with physicians, psychiatrists, psychologists and other healthcare professionals will not be successfully challenged under state laws prohibiting fee splitting or the practice of a profession by an unlicensed entity, or that the enforceability of such contractual arrangements will not be limited. The Company believes that it could, if necessary, restructure its operations to comply with changes in the interpretation or enforcement of such laws and regulations, and that such restructuring would not have a material adverse effect on its operations.

*Direct Contracting with Licensed Insurers.* Regulators in several states in which the Company does business have adopted policies that require HMOs or, in some instances, insurance companies, to contract directly with licensed healthcare providers, entities or provider groups, such as IPAs, for the provision of treatment services, rather than with unlicensed intermediary companies. In such states, the Company's customary model of contracting directly is modified so that, for example, the IPAs (rather than the Company) contract directly with the HMO or insurance company, as appropriate, for the provision of treatment services.

*HIPAA.* The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") requires the Secretary of the Department of Health and Human Services ("HHS") to adopt standards relating to the transmission, privacy and security of health information by healthcare providers and healthcare plans. Confidentiality and patient privacy requirements are particularly strict in the Company's behavioral managed care business. In connection with HIPAA, the Company initially commissioned a dedicated HIPAA project management office to achieve compliance within the required timeframes. Oversight responsibilities for HIPAA compliance is now being handled by the Company's Corporate Compliance Department. The Company believes it is currently in compliance with the provisions of HIPAA.

The Health Information Technology for Economic and Clinical Health Act ("HITECH Act") passed as part of the American Recovery and Reinvestment Act of 2009 represents a significant expansion of the HIPAA privacy and security laws. The HITECH Act provisions contain multiple effective dates. The Company believes it is currently in compliance with those provisions of the HITECH Act and associated regulations that are currently in effect and will be in compliance with those portions of the law and regulations that become effective in the future. Regulations interpreting this new law have yet to be promulgated. The Company believes that it can comply with changes in these laws and regulations, however there can be no assurance that compliance with such laws and regulations would not have a material adverse effect on its operations.

*Other Significant Privacy Regulation.* The privacy regulation under HIPAA generally does not preempt state law except under the following limited circumstances: (i) the privacy rights afforded under state law are contrary to those provided by HIPAA so that compliance with both standards is not possible and (ii) HIPAA's privacy protections are more stringent than the state law in question. Because many states have privacy laws that either provide more stringent privacy protections than those imposed by HIPAA or laws that can be followed in addition to HIPAA, the Company must address privacy issues under HIPAA and state law as well. While the Company has always been required to follow state privacy laws, the Company now has had to review these state laws against HIPAA to determine whether it must comply with standards established by both HIPAA and state law. In addition, HIPAA has created an increased awareness of the issues surrounding privacy, which may generate more state regulatory scrutiny in this area.

*Federal Anti-Remuneration/Fraud and Abuse Laws.* The federal healthcare Anti-Kickback Statute (the "Anti-Kickback Statute") prohibits, among other things, an entity from paying or receiving, subject to certain exceptions and "safe harbors," any remuneration, directly or indirectly, to induce the referral of individuals covered by federally funded health care programs, or the purchase, or the arranging for or recommending of the purchase, of items or services for which payment may be made in whole, or in part, under Medicare, Medicaid, TRICARE or other federally funded health care programs. Sanctions for violating the Anti-Kickback Statute may include imprisonment, criminal and civil fines and exclusion from participation in the federally funded health care programs. The Anti-Kickback Statute has been interpreted broadly by courts, the Office of Inspector General ("OIG") within the U.S. Department of Health & Human Services ("DHHS"), and other administrative bodies. It also is a crime under the Public Contractor Anti-Kickback Statute, for any person to knowingly and willfully offer or provide any remuneration to a prime contractor to the United States, including a contractor servicing federally funded health programs, in order to obtain favorable treatment in a subcontract. Violators of this law also may be subject to civil monetary penalties. There have been a series of substantial civil and criminal investigations and settlements, at the state and federal level, by pharmacy benefit managers over the last several years in connection with alleged kickback schemes. The Company believes that it is in compliance with the legal requirements imposed by such anti-remuneration laws and regulations, however, there can be no assurance that the Company will not be subject to scrutiny or challenge under such laws or regulations and that any such challenge would not have a material adverse effect on the Company's business, results of operations, financial condition or cash flows.

*Federal Statutes Prohibiting False Claims.* The Federal Civil False Claims Act imposes civil penalties for knowingly making or causing to be made false claims with respect to governmental programs, such as Medicare and Medicaid, for services not rendered, or for misrepresenting actual services rendered, in order to obtain higher reimbursement. Private individuals may bring *qui tam* or whistle blower suits against providers under the Federal Civil False Claims Act, which authorizes the payment of a portion of any recovery to the individual bringing suit. A few federal district courts recently have interpreted the Federal Civil False Claims Act as applying to claims for reimbursement that violate the Anti-Kickback Statute under certain circumstances. The Federal Civil False Claims Act generally provides for the imposition of civil penalties and for treble damages, resulting in the possibility of substantial financial penalties for small billing errors. Criminal provisions that are similar to the Federal Civil False Claims Act provide that a corporation may be fined if it is convicted of presenting to any federal agency a claim or making a statement that it knows to be false, fictitious or fraudulent. Even in situations where the Company does not directly provide services to beneficiaries of federally funded health programs and, accordingly, does not directly submit claims to the federal government, it is possible that the Company could nevertheless become involved in a situation where false claim issues are raised based on allegations that it caused or assisted a government contractor in making a false claim.

The Company is subject to certain provisions of the Deficit Reduction Act of 2005 (the "Act"). The Act requires entities that receive $5 million or more in annual Medicaid payments to establish written policies that provide detailed information about the Federal Civil False Claims Act and the remedies thereunder, as well as any state laws pertaining to civil or criminal penalties for false claims and statements, the "whistleblower" protections afforded under such laws, and the role of such laws in preventing and detecting fraud waste and abuse. The written policies are to be disseminated to all employees, contractors and agents which or who, on behalf of the entity, furnishes, or otherwise authorizes the furnishing of, Medicaid health care items or services; performs billing or coding functions, or is involved in the monitoring of health care provided by the entity. In addition, any such entity that has an employee handbook must include a specific discussion of the federal and state false claims laws, the rights of an employee to be protected as a whistle blower and the entity's policies and procedures for detecting and preventing fraud, waste and abuse. The Company does not believe that it is in violation of the Federal Civil False Claims Act (or its criminal counterparts) and the Company has a corporate compliance and ethics program, policies and procedures and internal controls in place to help maintain an organizational culture of honesty and integrity.

*State Anti-Remuneration/False Claims Law.* Several states have laws and/or regulations similar to the federal anti-remuneration and Federal False Claims Act described above. Sanctions for violating these state anti-remuneration and false claims laws may include injunction, imprisonment, criminal and civil fines and exclusion from participation in the state Medicaid programs. The Company believes that it is in substantial compliance with the legal requirements imposed by such anti-remuneration laws and regulations. However, there can be no assurance that the Company will not be subject to scrutiny or challenge under such laws or regulations and that any such challenge would not have a material adverse effect on the Company's business, results of operations, financial condition or cash flows.

*ERISA.* Certain of the Company's services are subject to the provisions of ERISA. ERISA governs certain aspects of the relationship between employer-sponsored healthcare benefit plans and certain providers of services to such plans through a series of complex laws and regulations that are subject to periodic interpretation by the Internal Revenue Service ("IRS") and the U.S. Department of Labor. In some circumstances, and under certain customer contracts, the Company may be expressly named as a "fiduciary" under ERISA, or be deemed to have assumed duties that make it an ERISA fiduciary, and thus be required to carry out its operations in a manner that complies with ERISA in all material respects. The Company believes that it is in material compliance with ERISA and that such compliance does not currently have a material adverse effect on its operations, however there can be no assurance that continuing ERISA compliance efforts or any future changes to ERISA will not have a material adverse effect on the Company.

*Regulation of Customers.* Regulations imposed upon the Company's customers include, among other things, benefits mandated by statute, exclusions from coverage prohibited by statute, procedures governing the payment and processing of claims, record keeping and reporting requirements, requirements for and payment rates applicable to coverage of Medicaid and Medicare beneficiaries, provider contracting and enrollee rights and confidentiality requirements. Although the Company believes that such regulations do not, at present, materially impair its operations, there can be no assurance that such indirect regulation will not have a material adverse effect on the Company in the future.

In October 2008, the United States Congress passed the Paul Wellstone and Pete Dominici Mental Health Parity Act of 2008 ("MHPAEA") establishing parity in financial requirements (e.g. co-pays, deductibles, etc.) and treatment limitations (e.g. limits on the number of visits) between mental health and substance abuse benefits and medical/surgical benefits for health plan members. This new law does not require coverage for mental health or substance abuse disorders but if coverage is provided it must be provided at parity. No specific disorders are mandated for coverage; health plans are able to define mental health and substance abuse to determine what they are going to cover. State mandated benefits laws are not preempted. The law applies to ERISA plans, Medicaid managed care plans and State Children's Health Insurance Program ("SCHIP") plans. There is an exemption for small employers. On February 2, 2010, the Department of the Treasury, the Department of Labor and the Department of Health and Human Services issued Interim Final Rules interpreting the MHPAEA. No assurance can be given that such legislation will not have a material adverse effect on the Company. However, the Company's risk contracts do allow for repricing to occur effective the same date that any legislation becomes effective if that legislation is projected to have a material affect on cost of care.

*Medicare Part D Laws and Regulations.* The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 ("MMA") established a voluntary outpatient prescription drug benefit for Medicare enrollees on an insured basis through Prescription Drug Plans, ("PDPs"), and by Medicare Advantage Plans ("Part D Activities"), in various regions across the United States. The MMA has been amended subsequently by several statutes, most notably the Medicare Improvements for Patients and Providers Act of 2008 (or "MIPPA"), and the federal Centers for Medicare and Medicaid Services ("CMS") have issued significant interpretive regulations and guidance regarding the Medicare Part D drug benefit program. Among other things, PDPs and Medicare Advantage Plans are subject to requirements intended to deter fraud, waste and abuse and are monitored strictly by the federal CMS and its contracted Medicare Drug Integrity Contractors ("MEDICs") to ensure that Part D program funds are not spent inappropriately.

The Company is neither a PDP nor a Medicare Advantage Plan; however, the Company contracts with PDPs and Medicare Advantage Plans, ("Part D Plans") to provide various services. In the Company's capacity as a subcontractor with certain Part D Plan clients, the Company is indirectly subject to certain federal rules, regulations, and sub-regulatory guidance pertaining to the operation of Medicare Part D. If CMS or a health plan customer determines that the Company has not performed satisfactorily as a subcontractor, CMS or the health plan customer may require the Company to cease its Part D activities or responsibilities under the subcontract. While the Company believes that it provides satisfactory levels of service under its respective subcontracts, the Company can give no assurances that CMS or a Part D Plan will not terminate the Company's business relationships insofar as they pertain to Medicare Part D.

CMS requires PDPs and Medicare Advantage Plans to report 100% of all price concessions received for PBM services. The applicable CMS guidance suggests that best practices would require PDPs and Medicare Advantage Plans to contractually require the right to audit their PBMs as well as require 100% transparency as to manufacturer rebates paid for drugs provided under the sponsor's plan, including the portion of such rebates retained by the PBM as part of the price concession for the PBM's services. Additionally, CMS requires Part D Plan sponsors to ensure through their contractual arrangements with first tier, downstream and related entities (which would include PBMs) that CMS has access to such entities' books and records pertaining to services performed in connection with Part D. The CMS regulations also suggests that Part D Plan sponsors should contractually require their first tier, downstream and related entities to comply with certain elements of the sponsor's compliance program. The Company has not experienced and does not anticipate that such disclosure and auditing requirements, to the extent required by Medicare plan partners, will have a materially adverse effect on the Company's specialty pharmacy business.

CMS also requires that Part D plan sponsors, beginning in 2010, calculate beneficiary cost sharing based upon the price ultimately received by the pharmacy or other dispensing provider, rather than upon the price paid by the plan. Such calculation could potentially result in lower pharmacy claims reimbursement by Part D plan sponsors. In addition, CMS requires that any profit realized or loss incurred by a PBM through price negotiations with pharmacies or manufacturers be included as administrative costs to the plan rather than being factored into drug costs for reimbursement purposes.

*FDA Regulation.* The U.S. Food and Drug Administration ("FDA") generally has authority to regulate drug promotional activities that are performed "by or on behalf of" a drug manufacturer. The Company's business includes the provision of educational seminars for prescribers and other of the Company's customers on behalf of manufacturer clients and thus may be subject to the federal laws applicable to the promotion of prescription drugs. There can be no assurance that the FDA will not attempt to assert jurisdiction over certain aspects of the Company's specialty pharmacy business in the future and, although the Company is not controlled directly or indirectly by any drug manufacturer, the impact of future FDA regulation could materially adversely affect the Company's specialty pharmacy business, results of operations, financial condition or cash flows.

*State Comprehensive PBM Regulation.* States continue to introduce broad legislation to regulate pharmacy benefits management activities. Some of this legislation could encompass certain of the activities of the specialty pharmacy business of the Company. In particular, some legislation seeks to impose fiduciary duties or disclosure obligations on entities that provide certain types of pharmacy management services. Both Maine and the District of Columbia have enacted statutes designed to impose certain fiduciary obligations on entities providing PBM services. In 2008, Maryland implemented comprehensive PBM registration legislation. Other states, including Mississippi, Louisiana, Connecticut and Tennessee, have recently enacted laws regulating various pharmacy benefit management activities, and similar legislation is pending in several more states. Such laws generally require certain financial disclosures. Such state laws do not appear to be having a material adverse effect on the Company's specialty pharmacy business. However, the Company can give no assurance that these and other states will not enact legislation with more adverse consequences in the near future; nor can the Company be certain that future regulations or interpretations of existing laws will not adversely affect its specialty pharmacy business.

*State Legislation Affecting Plan or Benefit Design.* Some states have enacted legislation that prohibits certain types of managed care plan sponsors from implementing certain restrictive formulary and network design features, and many states have legislation regulating various aspects of managed care plans, including provisions relating to pharmacy benefits. Other states mandate coverage of certain benefits or conditions and require health plan coverage of specific drugs, if deemed medically necessary by the prescribing physician. Such legislation does not generally apply to the Company directly, but may apply to certain clients of the Company, such as HMOs and health insurers.

*Legislation Affecting Drug Prices.* Specialty pharmaceutical manufacturers generally report various price metrics to the federal government, including "average sales price" ("ASP"), "average manufacturer price" ("AMP") and "best price" ("BP"). The Company does not calculate these price metrics, but the Company notes that the ASP, AMP and BP methodologies may create incentives for some drug manufacturers to reduce the levels of discounts or rebates available to purchasers, including the Company, or their clients with respect to specialty drugs. Any changes in the guidance affecting pharmaceutical manufacturer price metric calculations could materially adversely affect the Company's business.

Additionally, most of the Company's dispensing contracts with its customers use "average wholesale price" ("AWP") as a benchmark for establishing pricing. As part of settlements in the consolidated cases of New England Carpenters Health Benefit Fund, et. al. v. First Data Bank, et. al., Civil Action No. 1:05-CV-11148-PBS (D. Mass.) and District Council 37 Health and Security Plan, et al. v. Medi-Span, a division of Wolters Kluwer Health, Inc., Civil Action No. 07-10988-PBS (D. Mass.), First Data Bank and Medi-Span, two of several companies that report data on prescription drug prices, have agreed to reduce the wholesale average cost ("WAC") to AWP mark up of certain pharmaceutical products. The reduction in WAC to AWP mark up has the effect of reducing the AWP. This settlement has not had a material adverse affect on the Company's results of operations.

*Regulations Affecting the Company's Pharmacies.* The Company owns two pharmacies that provide services to certain of the Company's health plan customers. The activities undertaken by the Company's pharmacies subject the pharmacies to state and federal statutes and regulations governing, among other things, the licensure and operation of mail order and non-resident pharmacies, repackaging of drug products, stocking of prescription drug products and dispensing of prescription drug products, including controlled substances. The Company's pharmacy facilities are located in Florida and New York and are duly licensed to conduct business in those states. Many states, however, require out-of-state mail order pharmacies to register with or be licensed by the state board of pharmacy or similar governing body when pharmaceuticals are delivered by mail into the state, and some states require that an out-of-state pharmacy employ a pharmacist that is licensed in the state into which pharmaceuticals are shipped. The Company holds mail order and non-resident pharmacy licenses where required.

*Regulation of Controlled Substances.* The Company's pharmacies must register with the United States Drug Enforcement Administration (the "DEA"), and individual state controlled substance authorities in order to dispense controlled substances. Federal law requires the Company to comply with the DEA's security, recordkeeping, inventory control, and labeling standards in order to dispense controlled substances. State controlled substance law requires registration and compliance with state pharmacy licensure, registration or permit standards promulgated by the state pharmacy licensing authority.

Some of the state regulatory requirements described above may be preempted in whole or in part by ERISA, which provides for comprehensive federal regulation of employee benefit plans. However, the scope of ERISA preemption is uncertain and is subject to conflicting court rulings. As a result, the Company could be subject to overlapping federal and state regulatory requirements in respect of certain of its operations and may need to implement compliance programs that satisfy multiple regulatory regimes.

*Other Regulation of Healthcare Providers.* The Company's business is affected indirectly by regulations imposed upon healthcare providers. Regulations imposed upon healthcare providers include but are not limited to, provisions relating to the conduct of, and ethical considerations involved in, the practice of psychiatry, psychology, social work and related behavioral healthcare professions, radiology, pharmacy, accreditation, government healthcare program participation requirements, reimbursements for patient services, Medicare and Medicaid fraud and abuse and, in certain cases, the common law duty to warn others of danger or to prevent patient self-injury. Changes in these regulatory requirements applicable to healthcare providers could impact the Company's business methods and practices and there can be no assurances that the impact would not be adverse and material.

*Federal Regulations affecting Procurement.* The Company also provides services to various state Medicaid programs. Services procurement is governed in part by federal regulations because the federal government provides a substantial amount of funding for the services. The Company's state customers risk loss of federal funding if the Company is not in compliance with federal regulations. The Company's non-compliance may also lead to unanticipated, negative financial consequences including corrective action plans or contract default risks. The Company believes the Company is in substantial compliance with various federal regulations and in compliance with contract provisions relating to the services provided by a commercial organization.

*Other Proposed Legislation.* In the last five years, legislation has periodically been introduced at the state and federal levels providing for new healthcare regulatory programs and materially revising existing healthcare regulatory programs (including, without limitation, legislation to carve out certain classes from generic substitution). Recently some states including Massachusetts, Connecticut and California have enacted or considered legislation regarding various forms of mandatory or universal health insurance coverage. Such legislation could include both federal and state bills affecting Medicaid programs which may be pending in, or recently passed by, state legislatures and which are not yet available for review and analysis. Such legislation could also include proposals for national health insurance or state-based mandatory universal health insurance coverage and other forms of federal and state regulation of health insurance and healthcare delivery. In states in which such new state legislation has been enacted, there has been no material adverse impact on the Company. However, the Company at this time is unable to predict whether there may be any effect, positive or negative on its business as a result of any such future legislation.

*Health Care Reform.* There is currently discussion about the potential for health care reform, both at state and national levels. The proposals for reform include the government assuming a larger role in the health care system or a restructuring of Medicare or Medicaid programs. One of the items discussed has been reducing payments to private health plans offering Medicare Advantage. Depending on the outcome of these potential reductions, there is the possibility that membership and earnings derived from these plans may decrease. The Company cannot speculate on the outcome of any such "reform", how it may impact the Company's business, and when it may become effective. Therefore, at this time the Company is unable to predict whether there will be any effect, positive or adverse, on its business as a result of any such healthcare reform.

**Employees of the Registrant**

At December 31, 2009, the Company had approximately 5,200 full-time and part-time employees. The Company believes it has satisfactory relations with its employees.

**History**

Magellan was incorporated in 1969 under the laws of the State of Delaware. The Company is engaged in the specialty managed healthcare business. As previously discussed, through 2005, the Company predominantly operated in the managed behavioral healthcare business. During 2006, the Company expanded into radiology benefits management through the Company's acquisition of NIA and into specialty pharmaceutical management as a result of the Company's acquisition of ICORE. The

Company recently expanded into Medicaid administration as a result of its July 31, 2009 acquisition of First Health Services.

**Available Information**

The Company makes its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and Section 16 filings available, free of charge, on the Company's website at *www.magellanhealth.com* as soon as practicable after the Company has electronically filed such material with, or furnished it to, the Securities and Exchange Commission ("SEC"). The information on the Company's website is not part of or incorporated by reference in this report on Form 10-K.

**Item 1A. Risk Factors**

**Reliance on Customer Contracts—The Company's inability to renew, extend or replace expiring or terminated contracts could adversely affect the Company's liquidity, profitability and financial condition.**

Substantially all of the Company's net revenue is derived from contracts that may be terminated immediately with cause and many, including some of the Company's most significant contracts, are terminable without cause by the customer upon notice and the passage of a specified period of time (typically between 60 and 180 days), or upon the occurrence of certain other specified events. The Company's ten largest customers accounted for 73.0 percent and 68.7 percent of the Company's net revenue in the years ended December 31, 2008 and 2009, respectively. Loss of all of these contracts or customers would, and loss of any one of these contracts or customers could, materially reduce the Company's net revenue and have a material adverse effect on the Company's liquidity, profitability and financial condition.

*Significant Customers*

Consolidated Company

The Company's contracts with TennCare and the Company's Maricopa Contract generated net revenues that exceeded, in the aggregate, ten percent of net revenues for the consolidated Company for the year ended December 31, 2008. The Maricopa Contract generated net revenues that exceeded, in the aggregate, ten percent of net revenues for the consolidated Company for the year ended December 31, 2009. The Company also has a significant concentration of business from contracts with subsidiaries of WellPoint and with the Pennsylvania Counties.

Pursuant to the Maricopa Contract, the Company provides behavioral healthcare management and other related services to approximately 714,000 members in Maricopa County, Arizona. Under the Maricopa Contract, the Company is responsible for providing covered behavioral health services to persons eligible under Title XIX (Medicaid) and Title XXI (State Children's Health Insurance Program) of the Social Security Act, non-Title XIX and non-Title XIX eligible children and adults with a serious mental illness, and to certain non-Title XIX and non-Title XXI adults with behavioral health or substance abuse disorders. The Maricopa Contract began on September 1, 2007 and extends through August 31, 2011 unless sooner terminated by the parties. The State of Arizona has the right to terminate the Maricopa Contract for cause, as defined, upon ten days' notice with an opportunity to cure, and without cause immediately upon notice from the State. The Maricopa Contract generated net revenues of $621.6 million and $725.0 million for the years ended December 31, 2008 and 2009, respectively.

The TennCare program is divided into three regions, and through March 31, 2007 the Company's TennCare contracts encompassed all of the TennCare membership for all three regions. As of April 1, 2007 substantially all of the membership in the Middle Grand Region was re-assigned to managed care companies in accordance with contract awards by TennCare pursuant to its request for proposals for the management of the integrated delivery of behavioral and physical medical care to the region. Substantially all of the membership in the West Grand and East Grand Regions was similarly re-assigned to managed care companies in accordance with contract awards by TennCare effective November 1, 2008 and January 1, 2009, respectively. The Company continued to manage behavioral healthcare services for children enrolled in TennCare Select High, statewide, as well as for certain out-of-state TennCare members pursuant to contracts that extended through August 31, 2009, at which time the contracts terminated. The Company recorded net revenues of $282.4 million and $36.8 million for the years ended December 31, 2008 and 2009, respectively, from its TennCare contracts.

Total net revenues from the Company's contracts with WellPoint were $186.7 million and $170.4 million during the years ended December 31, 2008 and 2009, respectively, including radiology benefits management revenue of $162.5 million and $155.9 million, respectively.

In July 2007, WellPoint acquired a radiology benefits management company, and has expressed its intent to in-source all of its radiology benefits management contracts when such contracts expire. The Company had several radiology benefits management contracts with WellPoint including one that converted from an ASO arrangement to a risk arrangement effective July 1, 2007. Such risk contract has a term through December 31, 2010, and cannot be terminated early, except for cause, as defined in the agreement. The Company's other radiology benefits management ASO contracts with WellPoint had $11.4 million of net revenues for the year ended December 31, 2008 and these ASO contracts terminated at various dates in 2008.

Net revenues from the Pennsylvania Counties in the aggregate totaled $288.1 million and $315.5 million for the years ended December 31, 2008 and 2009, respectively.

By Segment

Two customers generated greater than ten percent of Commercial net revenues for the years ended December 31, 2008 and 2009. The first customer has a contract that extends through December 31, 2012 and generated net revenues of $217.0 million and $235.0 million for the years ended December 31, 2008 and 2009, respectively. The second customer has a contract that extends through June 30, 2014 and generated net revenues of $90.8 million and $85.8 million for the years ended December 31, 2008 and 2009, respectively.

Net revenues from the Maricopa Contract and TennCare were each greater than ten percent of the net revenues for the Public Sector segment for the year ended December 31, 2008. In addition to the Maricopa Contract, one customer generated net revenues greater than ten percent of net revenues for the Public Sector segment for the year ended December 31, 2009. This customer generated net revenues of $140.5 million and $147.7 million for the years ended December 31, 2008 and 2009, respectively. This customer contract extends through June 30, 2012 with options for the customer to extend the term of the contract for three one year terms.

In addition to WellPoint, one other customer generated greater than ten percent of the net revenues for the Radiology Benefits Management segment for the years ended December 31, 2008 and 2009. This customer has a contract that extends through May 31, 2011 and generated net revenues of $96.4 million and $80.4 million for the years ended December 31, 2008 and 2009, respectively.

Included in the Company's Specialty Pharmaceutical Management segment are five customers that each exceeded ten percent of the net revenues for this segment during the year ended December 31, 2008. Four of such customers generated $71.9 million, $49.5 million, $28.0 million, and $26.8 million of net revenues during the year ended December 31, 2008. The other contract generated net revenues of $27.1 million for the year ended December 31, 2008, and this contract terminated December 31, 2008. For the year ended December 31, 2009, four customers each exceeded ten percent of the net revenues for this segment. Such customers generated $85.7 million, $49.7 million, $43.9 million, and $30.9 million of net revenues during the year ended December 31, 2009. The previously mentioned contract that terminated as of December 31, 2008 generated net revenues for run-off activity of $7.4 million for the year ended December 31, 2009.

For the period from August 1, 2009 through December 31, 2009, four customers each exceeded ten percent of the net revenues for the Medicaid Administration segment. Three of such customers generated $11.4 million, $10.5 million, and $9.0 million of net revenues for this segment. The other customer generated revenue of $8.8 million during this period, and this contract is scheduled to terminate June 30, 2010, unless terminated earlier by the customer.

**Integration of Companies Acquired by Magellan—The Company's profitability could be adversely affected if the integration of companies acquired by Magellan is not completed in a timely and effective manner.**

One of the Company's growth strategies is to make strategic acquisitions which are complementary to its existing operations. After Magellan closes on an acquisition, it must integrate the acquired company into Magellan's policies, procedures and systems. Failure to effectively integrate an acquired business could result in excessive costs being incurred, a delay in obtaining targeted synergies, decreased customer performance (which could result in contract penalties and/or terminations), increased employee turnover, and lost sales opportunities.

**Changes in the Medical Managed Care Carve-Out Industry—Certain changes in the business practices of this industry could negatively impact the Company's resources, profitability and results of operations.**

Substantially all of the Company's Commercial, Radiology Benefits Management and Specialty Pharmaceutical Management segments' net revenues are derived from customers in the medical managed care industry, including managed care companies, health insurers and other health plans. Some types of changes in this industry's business practices could negatively impact the Company. For example, if the Company's managed care customers seek to provide services directly to their subscribers, instead of contracting with the Company for such services, the Company could be adversely affected. In this regard, certain of the Company's major customers in the past have not renewed all or part of their contracts with the Company, and instead provided managed behavioral healthcare services directly to their subscribers. Other of the Company's customers that are managed care companies could also seek to provide services directly to their subscribers, rather than by contracting with the Company for such services. In addition, the Company has a significant number of contracts with Blue Cross Blue Shield plans and other regional health plans. Consolidation of the healthcare industry through acquisitions and mergers could potentially result in the loss of contracts for the Company. Any of these changes could reduce the Company's net revenue, and adversely affect the Company's profitability and financial condition.

**Changes in the Contracting Model for Medicaid Contracts—Certain changes in the contracting model used by states for managed healthcare services contracts relating to Medicaid lives could negatively impact the Company's resources, profitability and results of operations.**

Substantially all of the Company's Public Sector segment net revenue is derived from direct contracts that it has with state or county governments for the provision of services to Medicaid enrollees. In addition to TennCare discussed above, certain other states have recently contracted with managed care companies to manage both the behavioral and physical medical care of its Medicaid enrollees. If other governmental entities change the method for contracting for Medicaid business to a fully integrated model, the Company will attempt to subcontract with the managed care organizations to provide behavioral healthcare management for such Medicaid business; however, there is no assurance that the Company would be able to secure such arrangements. Accordingly, if such a change in the contracting model were to occur, it is possible that the Company could lose current contracted revenues, as well as be unable to bid on potential new business opportunities, thus negatively impacting the Company's profitability and financial condition.

**Risk-Based Products—Because the Company provides services at a fixed fee, if the Company is unable to accurately predict and control healthcare costs, the Company's profitability could decline.**

The Company derives its net revenue primarily from arrangements under which the Company assumes responsibility for costs of treatment in exchange for a fixed fee. The Company refers to such arrangements as "risk-based contracts" or "risk-based products," which include EAP services. These arrangements provided 84.2 percent and 80.8 percent of the Company's net revenue in the years ended December 31, 2008 and 2009, respectively.

Profitability of the Company's risk contracts could be reduced if the Company is unable to accurately estimate the rate of service utilization by members or the cost of such services when the Company prices its services. The Company's assumptions of utilization and costs when the Company prices its services may not ultimately reflect actual utilization rates and costs, many aspects of which are beyond the Company's control. If the cost of services provided to members under a contract together with the administrative costs exceeds the aggregate fees received by the Company under such contract, the Company will incur a loss on the contract.

The Company's profitability could also be reduced if the Company is required to make adjustments to estimates made in reporting historical financial results regarding cost of care, reflected in the Company's financial statements as medical claims payable. Medical claims payable includes reserves for incurred but not reported ("IBNR") claims, which are claims for covered services rendered by the Company's providers which have not yet been submitted to the Company for payment. The Company estimates and reserves for IBNR claims based on past claims payment experience, including the average interval between the date services are rendered and the date the claims are received and between the date services are rendered and the date claims are paid, enrollment data, utilization statistics, adjudication decisions, authorized healthcare services and other factors. This data is incorporated into contract-specific reserve models. The estimates for submitted claims and IBNR claims are made on an accrual basis and adjusted in future periods as required. If such risk-based RBM products are not correctly underwritten, the Company's profitability and financial condition could be adversely affected.

Factors that affect the Company's ability to price the Company's services, or accurately make estimates of IBNR claims and other expenses for which the Company creates reserves may include differences between the Company's assumptions and actual results arising from, among other things:

- changes in the delivery system;
- changes in utilization patterns;
- changes in the number of members seeking treatment;
- unforeseen fluctuations in claims backlogs;
- unforeseen increases in the costs of the services;
- the occurrence of catastrophes;
- regulatory changes; and

- changes in benefit plan design.

Some of these factors could impact the ability of the Company to manage and control the medical costs to the extent assumed in the pricing of its services.

If the Company's membership in risk-based business continues to grow (which is a major focus of the Company's strategy), the Company's exposure to potential losses from risk-based products will also increase.

**Fluctuation in Operating Results—The Company experiences fluctuations in quarterly operating results and, as a consequence, the Company may fail to meet or exceed market expectations, which could cause the Company's stock price to decline.**

The Company's quarterly operating results have varied in the past and may fluctuate significantly in the future due to seasonal and other factors, including:

- changes in utilization levels by enrolled members of the Company's risk-based contracts, including seasonal utilization patterns (for example, members generally tend to seek services less during the third and fourth quarters of the year than in the first and second quarters of the year);
- performance-based contractual adjustments to net revenue, reflecting utilization results or other performance measures;
- changes in estimates for contractual adjustments under commercial contracts;
- retrospective membership adjustments;
- the timing of implementation of new contracts and enrollment changes; and
- changes in estimates regarding medical costs and IBNR claims.

These factors may affect the Company's quarterly and annual net revenue, expenses and profitability in the future and, accordingly, the Company may fail to meet market expectations, which could cause the Company's stock price to decline.

**Dependence on Government Spending—The Company can be adversely affected by changes in federal, state and local healthcare policies, programs, funding, and enrollments.**

All of the Company's Public Sector and Medicaid Administration segment net revenue and a portion of the Company's net revenue in the Company's other three operating segments are derived, directly or indirectly, from governmental agencies, including state Medicaid programs. Contract rates vary from state to state, are subject to periodic negotiation and may limit the Company's ability to maintain or increase rates. The Company is unable to predict the impact on the Company's operations of future regulations or legislation affecting Medicaid programs, or the healthcare industry in general, and future regulations or legislation may have a material adverse effect on the Company. Moreover, any reduction in government spending for such programs could also have a material adverse effect on the Company (See "Reliance on Customer Contracts"). In addition, the Company's contracts with federal, state and local governmental agencies, under both direct contract and subcontract arrangements, generally are conditioned upon financial appropriations by one or more governmental agencies, especially in the case of state Medicaid programs. These contracts generally can be terminated or modified by the customer if such appropriations are not made. The Company faces increased risks in this regard as state budgets have come under increasing pressure due to the recent economic downturn. Finally, some of the Company's contracts with federal, state and local governmental agencies, under both direct contract and subcontract arrangements, require the Company to perform additional services if federal, state or local laws or regulations imposed after the contract is signed so require, in exchange for additional compensation to be negotiated by the parties in good faith. Government and other third-party payors generally seek to impose lower contract rates and to renegotiate reduced contract rates with service providers in a trend toward cost control.

**Restrictive Covenants in the Company's Debt Instruments—Restrictions imposed by the Company's debt agreements limit the Company's operating and financial flexibility. These restrictions may adversely affect the Company's ability to finance the Company's future operations or capital needs or engage in other business activities that may be in the Company's interest.**

On April 30, 2008, the Company entered into a credit facility with Deutsche Bank AG and Citigroup Global Markets Inc. that provided for a $100.0 million Revolving Loan Commitment for the issuance of letters of credit for the account of the Company with a sublimit of up to $30.0 million for revolving loans (the "2008 Credit Facility"). On April 29, 2009, the Company entered into an amendment to the 2008 Credit Facility with Deutsche Bank AG, Citibank, N.A., and Bank of America, N.A. that provides for an $80.0 million Revolving Loan Commitment for the issuance of letters of credit for the account of the Company with a sublimit of up to $30.0 million for revolving loans (the "2009 Credit Facility"), which contains a number of covenants. These covenants limit Company management's discretion in operating the Company's business by restricting or limiting the Company's ability, among other things, to:

- incur or guarantee additional indebtedness or issue preferred or redeemable stock;
- pay dividends and make other distributions;
- repurchase equity interests;
- make certain advances, investments and loans;
- enter into sale and leaseback transactions;
- create liens;
- sell and otherwise dispose of assets;
- acquire or merge or consolidate with another company; and
- enter into some types of transactions with affiliates.

These restrictions could adversely affect the Company's ability to finance future operations or capital needs or engage in other business activities that may be in the Company's interest. The 2009 Credit Facility also requires the Company to comply with specified financial ratios and tests. Failure to do so, unless waived by the lenders under the 2009 Credit Facility, pursuant to its terms, would result in an event of default under the 2009 Credit Facility. The 2009 Credit Facility is guaranteed by most of the Company's subsidiaries and is secured by most of the Company's assets and the Company's subsidiaries' assets.

**Required Assurances of Financial Resources—The Company's liquidity, financial condition, prospects and profitability can be adversely affected by present or future state regulations and contractual requirements that the Company provide financial assurance of the Company's ability to meet the Company's obligations.**

Some of the Company's contracts and certain state regulations require the Company or certain of the Company's subsidiaries to maintain specified cash reserves or letters of credit and/or to maintain certain minimum tangible net equity in certain of the Company's subsidiaries as assurance that the Company has financial resources to meet the Company's contractual obligations. Many of these state regulations also restrict the investment activity of certain of the Company's subsidiaries. Some state regulations also restrict the ability of certain of the Company's subsidiaries to pay dividends to

Magellan. Additional state regulations could be promulgated that would increase the cash or other security the Company would be required to maintain. In addition, the Company's customers may require additional restricted cash or other security with respect to the Company's obligations under the Company's contracts, including the Company's obligation to pay IBNR claims and other medical claims not yet processed and paid. In addition, certain of the Company's contracts and state regulations limit the profits that the Company may earn on risk-based business. The Company's liquidity, financial condition, prospects and profitability could be adversely affected by the effects of such regulations and contractual provisions. See Note 2—"Summary of Significant Accounting Policies—Restricted Assets" to the consolidated financial statements set forth elsewhere herein for a discussion of the Company's restricted assets.

**Competition—The competitive environment in the specialty managed healthcare industry may limit the Company's ability to maintain or increase the Company's rates, which would limit or adversely affect the Company's profitability, and any failure in the Company's ability to respond adequately may adversely affect the Company's ability to maintain contracts or obtain new contracts.**

The Company's business is highly competitive. The Company competes with other healthcare organizations as well as with insurance companies, including HMOs, PPOs, TPAs, IPAs, multi-disciplinary medical groups, PBMs, specialty pharmacy companies, radiology benefits management companies and other specialty healthcare and managed care companies. Many of the Company's competitors, particularly certain insurance companies, HMOs and PBMs are significantly larger and have greater financial, marketing and other resources than the Company, which can create downward pressure on prices through economies of scale. The entrance or expansion of these larger companies in the specialty managed healthcare industry (including the Company's customers who have in-sourced or who may choose to in-source healthcare services) could increase the competitive pressures the Company faces and could limit the Company's ability to maintain or increase the Company's rates. If this happens, the Company's profitability could be adversely affected. In addition, if the Company does not adequately respond to these competitive pressures, it could cause the Company to not be able to maintain its current contracts or to not be able to obtain new contracts.

**Possible Impact of Healthcare Reform—Potential healthcare reform can significantly reduce the Company's revenues or profitability.**

The U.S. Congress and certain state legislatures are considering legislation that, among other things, would limit healthcare plans and methods of operations, limit employers' and healthcare plans' ability to define medical necessity, permit employers and healthcare plans to be sued in state courts for coverage determinations, provide universal health insurance at the state level, provide for minimum medical loss ratios, and otherwise affect health care insurance and managed care. It is uncertain whether the Company could recoup, through higher revenues or other measures, the increased costs of federal or state mandated benefits or other increased costs caused by such legislation or similar legislation. Other federal or state changes in law regarding managed care or universal health insurance coverage could also have adverse consequences for the Company's business. The Company cannot predict the effect of this legislation or other legislation that may be adopted by Congress or by the states, and such legislation, if implemented, could have an adverse effect on the Company.

In October 2008, the United States Congress passed legislation establishing parity in financial requirements (e.g. co-pays, deductibles, etc.) and treatment limitations (e.g. limits on the number of visits) between mental health and substance abuse benefits and medical/surgical benefits for members. This new law does not require coverage for mental health or substance abuse disorders but if coverage is provided it must be provided at parity. No specific disorders are mandated for coverage; health plans are able to define mental health and substance abuse to determine what they are going to cover. State mandated benefits laws are not preempted. The law applies to ERISA plans, Medicaid managed care plans and SCHIP plans. There is an exemption for small employers. Interim final regulations were issued on February 2, 2010. No assurance can be given that such legislation will not have a material adverse effect on the Company. However, the Company's commercial risk behavioral contracts generally allow for re-pricing to occur in the event that any legislation becomes effective if that legislation or regulation results in a material affect on cost of care.

There is currently discussion about the potential for health care reform, both at state and national levels. The proposals for reform include the government assuming a larger role in the health care system or a restructuring of Medicare or Medicaid programs. One of the items discussed has been reducing payments to private health plans offering Medicare Advantage. Depending on the outcome of these potential reductions, there is the possibility that membership and earnings derived from these plans may decrease. The Company cannot speculate on the outcome of any such "reform," how it may impact the Company's business, and when it may become effective. Therefore, at this time the Company is unable to predict whether there will be any effect, positive or adverse, on its business as a result of any such healthcare reform.

**Government Regulation—The Company is subject to substantial government regulation and scrutiny, which increase the Company's costs of doing business and could adversely affect the Company's profitability.**

The specialty managed healthcare industry and the provision of specialty managed healthcare are subject to extensive and evolving federal and state regulation. Such laws and regulations cover, but are not limited to, matters such as licensure, accreditation, government healthcare program participation requirements, information privacy and security, reimbursement for patient services, and Medicare and Medicaid fraud and abuse. The Company's specialty pharmaceutical management business is also the subject of substantial federal and state governmental regulation and scrutiny. Government investigations and allegations have become more frequent concerning possible violations of fraud and abuse and false claims statutes and regulations by healthcare organizations. Violators may be excluded from participating in government healthcare programs, subject to fines or penalties or required to repay amounts received from the government for previously billed services. A violation of such laws and regulations may have a material adverse effect on the Company.

The Company is subject to certain state laws and regulations and federal laws as a result of the Company's role in management of customers' employee benefit plans.

Regulatory issues may also affect the Company's operations including, but not limited to:

- additional state licenses that may be required to conduct the Company's businesses, including utilization review and TPA activities;
- limits imposed by state authorities upon corporations' control or excessive influence over managed healthcare services through the direct employment of physicians, psychiatrists, psychologists or other professionals, and prohibiting fee splitting;
- laws that impose financial terms and requirements on the Company due to the Company's assumption of risk under contracts with licensed insurance companies or HMOs;
- laws in certain states that impose an obligation to contract with any healthcare provider willing to meet the terms of the Company's contracts with similar providers;
- maintaining confidentiality of patient information; and
- complying with HIPAA.

The imposition of additional licensing and other regulatory requirements may, among other things, increase the Company's equity requirements, increase the cost of doing business or force significant changes in the Company's operations to comply with these requirements.

The costs associated with compliance with government regulation as discussed above may adversely affect the Company's financial condition and results of operations.

**The Company faces additional regulatory risks associated with its Specialty Pharmaceutical Management segment which could subject it to additional regulatory scrutiny and liability and which could adversely affect the profitability of the Specialty Pharmaceutical Management segment in the future.**

With the Company's acquisition of ICORE, additional federal and state regulations became applicable to the Company. Various aspects of the Company's Specialty Pharmaceutical Management segment are governed by federal and state laws and regulations not previously applicable to the Company or which may now be applicable in different ways. Significant sanctions may be imposed for violations of these laws and compliance programs are a significant operational requirement of the Company's business. There are significant uncertainties involving the application of many of these legal requirements to the Company. Accordingly, the Company may be required to incur additional administrative and compliance expenses in determining the applicable requirements and in adapting its compliance practices, or modifying its business practices, in order to satisfy changing interpretations and regulatory policies. In addition, there are numerous proposed health care laws and regulations at the federal and state levels, many of which, if adopted, could adversely affect the Company's business. See "Regulation" above.

**Risks Related To Realization of Goodwill and Intangible Assets—The Company's profitability could be adversely affected if the value of intangible assets is not fully realized.**

The Company's total assets at December 31, 2009 reflect goodwill of approximately $426.5 million, representing approximately 30.0 percent of total assets. The Company completed the Company's annual impairment analysis of goodwill as of October 1, 2009 noting that no impairment was identified.

At December 31, 2009, identifiable intangible assets (customer lists, contracts and provider networks) totaled approximately $64.8 million. Intangible assets are amortized over their estimated useful lives, which range from approximately three to eighteen years. The amortization periods used may differ from those used by other entities. In addition, the Company may be required to shorten the amortization period for intangible assets in future periods based on changes in the Company's business. There can be no assurance that such goodwill or intangible assets will be realizable.

The Company evaluates, on a regular basis, whether for any reason the carrying value of the Company's intangible assets and other long-lived assets may no longer be completely recoverable, in which case a charge to earnings for impairment losses could become necessary. When events or changes in circumstances occur that indicate the carrying amount of long-lived assets may not be recoverable, the Company assesses the recoverability of long-lived assets other than goodwill by determining whether the carrying value of such intangible assets will be recovered through the future cash flows expected from the use of the asset and its eventual disposition.

Any event or change in circumstances leading to a future determination requiring write-off of a significant portion of unamortized intangible assets or goodwill would adversely affect the Company's profitability.

**Claims for Professional Liability—Pending or future actions or claims for professional liability (including any associated judgments, settlements, legal fees and other costs) could require the Company to make significant cash expenditures and consume significant management time and resources, which could have a material adverse effect on the Company's profitability and financial condition.**

Management and administration of the delivery of specialty managed healthcare, the operation of specialty pharmacies and specialty pharmacy drug dispensing, and the direct provision of healthcare treatment services such as the services that the Company provided through the direct care clinics operated under the Maricopa Contract, entail significant risks of liability. In recent years, participants in the healthcare industry generally, as well as the specialty managed healthcare industry, have become subject to an increasing number of lawsuits. From time to time, the Company is subject to various actions and claims of professional liability alleging negligence in performing utilization review and other specialty managed healthcare activities, as well as for the acts or omissions of the Company's employees, including employed physicians and other clinicians, network providers, pharmacists, or others. In the normal course of business, the Company receives reports relating to deaths and other serious incidents involving patients whose care is being managed by the Company. Such incidents occasionally give rise to malpractice, professional negligence and other related actions and claims against the Company, the Company's employees, or the Company's network providers. The Company is also subject to actions and claims for the costs of services for which payment was denied. Many of these actions and claims seek substantial damages and require the Company to incur significant fees and costs related to the Company's defense and consume significant management time and resources. While the Company maintains professional liability insurance, there can be no assurance that future actions or claims for professional liability (including any judgments, settlements or costs associated therewith) will not have a material adverse effect on the Company's profitability and financial condition.

**Professional Liability and Other Insurance—Claims brought against the Company that exceed the scope of the Company's liability coverage or denial of coverage could materially and adversely affect the Company's profitability and financial condition.**

The Company maintains a program of insurance coverage against a broad range of risks in the Company's business. As part of this program of insurance, the Company carries professional liability insurance, subject to certain deductibles and self-insured retentions. The Company also is sometimes required by customer contracts to post surety bonds with respect to the Company's potential liability on professional responsibility claims that may be asserted in connection with services the Company provides. As of December 31, 2009, the Company had approximately $103.5 million of such bonds outstanding. The Company's insurance may not be sufficient to cover any judgments, settlements or costs relating to present or future claims, suits or complaints. Upon expiration of the Company's insurance policies, sufficient insurance may not be available on favorable terms, if at all. To the extent the Company's customers are entitled to indemnification under their contracts with the Company relating to liabilities they incur arising from the operation of the Company's programs, such indemnification may not be covered under the Company's insurance policies. To the extent that certain actions and claims seek punitive and compensatory damages arising from the Company's alleged intentional misconduct, such damages, if awarded, may not be covered, in whole or in part, by the Company's insurance policies. If the Company is unable to secure adequate insurance in the future, or if the insurance the Company carries is not sufficient to cover any judgments, settlements or costs relating to any present or future actions or claims, such judgments, settlements or costs may have a material adverse effect on the Company's profitability and financial condition. If the Company is unable to obtain needed surety bonds in adequate amounts or make alternative arrangements to satisfy the requirements for such bonds, the Company may no longer be able to operate in those states, which would have a material adverse effect on the Company.

**Class Action Suits and Other Legal Proceedings—The Company is subject to class action and other lawsuits that could result in material liabilities to the Company or cause the Company to incur material costs, to change the Company's operating procedures in ways that increase costs or to comply with additional regulatory requirements.**

Managed healthcare companies and PBM companies have been targeted as defendants in national class action lawsuits regarding their business practices. The Company has in the past been subject to such national class actions as defendants and is also subject to or a party to other class actions, lawsuits and legal proceedings in conducting the Company's business. In addition, certain of the Company's customers are parties to pending class action lawsuits regarding the customers' business practices for which the customers could seek indemnification from the Company. These lawsuits may take years to resolve and cause the Company to incur substantial litigation expenses and the outcomes could have a material adverse effect on the Company's profitability and financial condition. In addition to potential damage awards, depending upon the outcomes of such cases, these lawsuits may cause or force changes in practices of the Company's industry and may also cause additional regulation of the industry through new federal or state laws or new applications of existing laws or regulations. Such changes could increase the Company's operating costs.

**Government Investigations—The Company may be subjected to additional regulatory requirements and to investigations or regulatory action by governmental agencies, each of which may have a material adverse effect on the Company's business, financial condition and results of operations.**

From time to time, the Company receives notifications from and engages in discussions with various government agencies concerning the Company's businesses and operations. As a result of these contacts with regulators, the Company may, as appropriate, be required to implement changes to the Company's operations, revise the Company's filings with such agencies and/or seek additional licenses to conduct the Company's business. The Company's inability to comply with the various regulatory requirements may have a material adverse effect on the Company's business.

In addition, the Company may become subject to regulatory investigations relating to the Company's business, which may result in litigation or regulatory action. A subsequent legal liability or a significant regulatory action against the Company could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, even if the Company ultimately prevails in the litigation, regulatory action or investigation, such litigation, regulatory action or investigation could have a material adverse effect on the Company's business, financial condition and results of operations.

**Investment Portfolio—The value of the Company's investments is influenced by varying economic and market conditions, and a decrease in value may result in a loss charged to income.**

The Company's available-for-sale investment securities were $230.4 million and represented 16.0 percent of the Company's total consolidated assets at December 31, 2009. These assets are carried at fair value, and the unrealized gains or losses are included in accumulated other comprehensive income as a separate component of shareholders' equity, unless a decline in value is deemed to be other-than-temporary. If a decline in value is deemed to be other-than-temporary, the cost basis of the impaired security is written down to fair value and a charge is taken through operations. The Company has concluded that all of the Company's unrealized losses are temporary and the Company has the intent and ability to hold the securities until they recover or mature. Therefore, the Company has not recorded any other than temporary impairments.

In accordance with applicable accounting standards, the Company reviews its investment securities to determine if declines in fair value below cost are other-than-temporary. This review is subjective and requires a high degree of judgment. The Company conducts this review on a quarterly basis, using both quantitative and qualitative factors, to determine whether a decline in value is other-than-temporary. Such factors considered include the length of time and the extent to which market value has been less than cost, financial condition and near term prospects of the issuer, trading activity and marketability of the security, recommendations of investment advisors and forecasts of economic, market or industry trends. This review process also entails an evaluation of the Company's ability and intent to hold individual securities until they mature or full cost can be recovered. The current economic environment and recent volatility of securities markets increase the difficulty of assessing investment impairment and the same influences tend to increase the risk of potential impairment of these assets. The Company believes it has adequately reviewed its investment securities for impairment and that its investment securities are carried at fair value. However, over time, the economic and market environment may provide additional insight regarding the fair value of certain securities, which could change the Company's judgment regarding impairment. This could result in realized losses relating to other-than-temporary declines being charged against future income. Given the current market conditions and the significant judgments involved, there is a risk that declines in fair value may occur and material other-than-temporary impairments may be charged to income in future periods, resulting in realized losses.

**Adverse Economic Conditions—The state of the national economy and adverse changes in economic conditions could adversely affect the Company's business and results of operations.**

The state of the economy has negatively affected state budgets and could adversely affect the Company's reimbursement from state Medicaid programs in its Medicaid Administration and Public Sector segments. The state of the economy and adverse economic conditions could also adversely affect the Company's customers in the Commercial, Radiology Benefits Management and Specialty Pharmaceutical Management segments resulting in increased pressures on the Company's operating margins. In addition, the economic conditions may result in decreased membership in the Commercial, Radiology Benefits Management, and Specialty Pharmaceutical Management segments, thereby adversely affecting the revenues to the Company from such customers as well as the Company's operating profitability.

Adverse economic conditions in the debt markets may affect the Company's ability to refinance, or the terms of, a new credit facility, upon the maturity of the Company's existing 2009 Credit Facility on April 28, 2010.

### Item 1B. Unresolved Staff Comments

None.

### Item 2. Properties

The Company currently leases approximately 1.3 million square feet of office space comprising 77 offices in 26 states, the District of Columbia and Ontario, Canada with terms expiring between February 2010 and August 2015. The Company's principal executive offices are located in Avon, Connecticut, which lease expires in September 2012. The Company believes that its current facilities are suitable for and adequate to support the level of its present operations.

### Item 3. Legal Proceedings

The management and administration of the delivery of specialty managed healthcare entails significant risks of liability. From time to time, the Company is subject to various actions and claims arising from the acts or omissions of its employees, network providers or other parties. In the normal course of business, the Company receives reports relating to deaths and other serious incidents involving patients whose care is being managed by the Company. Such incidents occasionally give rise to malpractice, professional negligence and other related actions and claims against the Company or its network providers. Many of these actions and claims received by the Company seek substantial damages and therefore require the Company to incur significant fees and costs related to their defense. The Company is also subject to or party to certain class actions, litigation and claims relating to its operations and business practices. In the opinion of management, the Company has recorded reserves that are adequate to cover litigation, claims or assessments that have been or may be asserted against the Company, and for which the outcome is probable and reasonably estimable. Management believes that the resolution of such litigation and claims will not have a material adverse effect on the Company's financial condition or results of operations; however, there can be no assurance in this regard.

**Item 4. Submission of Matters to a Vote of Security Holders**

None.

## PART II

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Since January 6, 2004, shares of the Company's Ordinary Common Stock, $0.01 par value per share ("Ordinary Common Stock") have traded on the NASDAQ Stock Market under the symbol "MGLN." For further information regarding the Company's Ordinary Common Stock, see Note 6—"Stockholders' Equity" to the consolidated financial statements set forth elsewhere herein. Warrants to purchase shares of the Company's Ordinary Common Stock have traded on the Over-the-Counter Bulletin Board ("OTCBB") under the ticker symbol MGLNW since February 2, 2004. The following tables set forth the high and low closing bid prices of the Company's Ordinary Common Stock as reported by the NASDAQ Stock Market for the years ended December 31, 2008 and 2009, as follows:

| | Ordinary Common Stock Sales Prices | |
|---|---|---|
| | **High** | **Low** |
| **2008** | | |
| First Quarter | 47.93 | 37.80 |
| Second Quarter | 41.23 | 36.10 |
| Third Quarter | 44.41 | 35.18 |
| Fourth Quarter | 40.73 | 30.54 |
| **2009** | | |
| First Quarter | 39.19 | 31.66 |
| Second Quarter | 36.98 | 29.22 |
| Third Quarter | 33.18 | 30.44 |
| Fourth Quarter | 41.83 | 29.63 |

As of December 31, 2009, there were approximately 299 stockholders of record of the Ordinary Common Stock. The stockholders of record data for the Ordinary Common Stock does not reflect persons whose stock was held on that date by the Depository Trust Company or other intermediaries.

*Comparison of Cumulative Total Returns*

The following graph compares the change in the cumulative total return on the Company's common stock to (a) the change in the cumulative total return on the stocks included in the Standard & Poor's 500 Stock Index and (b) the change in the cumulative total return on the stocks included in the S&P Managed Health Care Index, assuming an investment of $100 made at the close of trading on December 31,2004, and comparing relative values on December 31, 2005, 2006, 2007, 2008 and 2009. The Company did not pay any dividends during the period reflected in the graph. Note that the common stock price performance shown below should not be viewed as being indicative of future performance.


Comparison of Cumulative Total Return
$200
$150
$100
$50
$0
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
Magellan Health Services, Inc.
S&P 500 Index
S&P 500 Managed Health Care Index

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
| Magellan Health Services, Inc. | $100.00 | $ 92.07 | $126.52 | $136.50 | $114.64 | $119.23 |
| S&P 500 Index | 100.00 | 104.91 | 121.48 | 128.16 | 80.74 | 102.11 |
| S&P 500 Managed Health Care Index | 100.00 | 142.70 | 133.31 | 154.06 | 69.26 | 88.44 |

(1) The S&P Managed Health Care Index consists of Aetna, Inc., CIGNA Corp., Coventry Health Care, Inc., Humana, Inc., UnitedHealth Group, Inc. and WellPoint, Inc.

*The information set forth above under the "Comparison of Cumulative Total Returns" does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other of the Company's filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the filing specifically incorporates such information by reference therein.*

**Stock Repurchase**

On July 30, 2008 the Company's board of directors approved a stock repurchase plan which authorized the Company to purchase up to $200 million of its outstanding common stock through January 31, 2010. Stock repurchases under the program could be executed through open market repurchases, privately negotiated transactions, accelerated share repurchases or other means. The board of directors authorized management to execute stock repurchase transactions under the program from time to time and in such amounts and via such methods as management deemed appropriate. The stock repurchase program could be limited or terminated at any time without prior notice. Pursuant to this program, the Company made open market purchases of 3,866,505 shares of the Company's common stock at an aggregate cost of $136.0 million (excluding broker commissions) during the year ended December 31, 2008 and made open market purchases of 1,859,959 shares of the Company's common stock at an average share price of $34.39 per share for an aggregate cost of $64.0 million (excluding broker commissions) during the period January 1, 2009 through April 7, 2009, which was the date that the repurchase program was completed, the $200 million authorization having been exhausted.

On July 28, 2009 the Company's board of directors approved a stock repurchase plan which authorizes the Company to purchase up to $100 million of its outstanding common stock through July 28, 2011. Stock repurchases under the program may be executed through open market repurchases, privately negotiated transactions, accelerated share repurchases or other means. The board of directors authorized management to execute stock repurchase transactions under the program from time to time and in such amounts and via such methods as management deems appropriate. The stock repurchase program may be limited or terminated at any time without prior notice. Pursuant to this program, the Company made open market purchases of 782,400 shares of the Company's common stock at an average price of $32.75 per share for an aggregate cost of $25.6 million (excluding broker commissions) during the period from August 17, 2009 through December 31, 2009.

Following is a summary of stock repurchases made during the three months ended December 31, 2009:

| Period | Total number of Shares Purchased | Average Price Paid per Share(2) | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan(1)(2) |
|---|---|---|---|---|
| October 1–31, 2009 | 315,265 | $29.80 | 315,265 | $86,900 |
| November 1–30, 2009 | 199,258 | $34.93 | 199,258 | 79,940 |
| December 1–31, 2009 | 152,602 | $36.47 | 152,602 | 74,376 |
| | 667,125 | | 667,125 | $74,376 |

(1) Excludes amounts that could be used to repurchase shares acquired under the Company's equity incentive plans to satisfy withholding tax obligations of employees and non-employee directors upon the vesting of restricted stock units.

(2) Excludes broker commissions.

During the period from January 1, 2010 through February 25, 2010, the Company made additional open market purchases of 16,200 shares at an aggregate cost of $0.6 million, excluding broker commissions.

**Dividends**

The Company did not declare any dividends during either of the years ended December 31, 2008 or 2009. The Company is prohibited from paying dividends on the Ordinary Common Stock under the terms of the 2009 Credit Facility, except in limited circumstances. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook—Liquidity and Capital Resources—Restrictive Covenants in Debt Agreements."

### Item 6. Selected Financial Data

The following table sets forth selected historical consolidated financial information of the Company as of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009.

Selected consolidated financial information for the years ended December 31, 2007, 2008 and 2009 and as of December 31, 2008 and 2009 presented below, have been derived from, and should be read in conjunction with, the consolidated financial statements and the notes thereto included elsewhere herein. Selected consolidated financial information for the years ended December 31, 2005 and 2006 has been derived from the Company's audited consolidated financial statements not included in this Form 10-K. The selected financial data set forth below also should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

**MAGELLAN HEALTH SERVICES, INC. AND SUBSIDIARIES**
**(In thousands, except per share amounts)**

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2008 | 2009 |
| **Statement of Operations Data:** | | | | | |
| Net revenue | $1,808,003 | $1,690,270 | $2,155,953 | $2,625,394 | $2,641,814 |
| Cost of care | 1,204,659 | 1,081,080 | 1,409,103 | 1,830,542 | 1,765,313 |
| Cost of goods sold | — | 41,809 | 149,585 | 181,356 | 203,336 |
| Direct service costs and other operating expenses(1) | 377,533 | 385,478 | 404,003 | 426,627 | 465,710 |
| Equity in earnings of unconsolidated subsidiaries | (4,350) | (390) | — | — | — |
| Depreciation and amortization | 49,088 | 48,862 | 57,524 | 60,810 | 47,268 |
| Interest expense | 44,005 | 7,292 | 6,386 | 2,846 | 2,424 |
| Interest income | (17,464) | (17,628) | (23,836) | (17,030) | (6,245) |
| Gain on sale of assets | (56,367) | (5,148) | — | — | — |
| Special benefits | (556) | — | — | — | — |
| Income from continuing operations before income taxes | 211,455 | 148,915 | 153,188 | 140,243 | 164,008 |
| Provision for income taxes | 82,463 | 62,653 | 59,030 | 54,038 | 57,337 |
| Income from continuing operations | 128,992 | 86,262 | 94,158 | 86,205 | 106,671 |
| Income from discontinued operations(2) | 1,597 | — | — | — | — |
| Net income | $ 130,589 | $ 86,262 | $ 94,158 | $ 86,205 | $ 106,671 |
| **Income per common share—basic:** | | | | | |
| Income from continuing operations | $ 3.59 | $ 2.33 | $ 2.42 | $ 2.18 | $ 3.03 |
| Income from discontinued operations | 0.04 | — | — | — | — |
| Net income | $ 3.63 | $ 2.33 | $ 2.42 | $ 2.18 | $ 3.03 |
| **Income per common share—diluted:** | | | | | |
| Income from continuing operations | $ 3.42 | $ 2.23 | $ 2.36 | $ 2.16 | $ 3.01 |
| Income from discontinued operations | 0.04 | — | — | — | — |
| Net income | $ 3.46 | $ 2.23 | $ 2.36 | $ 2.16 | $ 3.01 |

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 | 2008 | 2009 |
| **Balance Sheet Data:** | | | | | |
| Current assets | $ 540,777 | $ 535,574 | $ 803,092 | $ 822,420 | $ 753,588 |
| Current liabilities | 311,925 | 321,073 | 375,859 | 373,881 | 369,164 |
| Property and equipment, net | 102,898 | 100,255 | 105,735 | 88,436 | 108,219 |
| Total assets | 1,069,486 | 1,207,520 | 1,435,123 | 1,417,564 | 1,441,041 |
| Total debt and capital lease obligations | 63,084 | 41,913 | 13,969 | 28 | — |
| Stockholders' equity | $ 633,077 | $ 763,567 | $ 908,232 | $ 908,073 | $ 950,492 |

(1) Includes stock compensation expense of $15.8 million, $34.0 million, $30.0 million, $32.8 million and $19.8 million in 2005, 2006, 2007, 2008 and 2009, respectively.

(2) Net of income taxes.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Form 10-K includes "forward-looking statements" within the meaning of the Securities Act and the Exchange Act. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such plans, intentions or expectations will be achieved. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements are set forth under the heading "Risk Factors" in Item 1A and elsewhere in this Form 10-K. When used in this Form 10-K, the words "estimate," "anticipate," "expect," "believe," "should" and similar expressions are intended to be forward-looking statements. Also, capitalized or defined terms included in Item 7 have the meanings set forth in Item 1 of this Form 10-K.

### Business Overview

The Company is engaged in the specialty managed healthcare business. Through 2005, the Company predominantly operated in the managed behavioral healthcare business. During 2006, the Company expanded into radiology benefits management and specialty pharmaceutical management as a result of certain acquisitions. The Company recently expanded into Medicaid administration as a result of its July 31, 2009 acquisition of certain equity interests and assets from Coventry as discussed in "Acquisition of First Health Services" below. The Company provides services to health plans, insurance companies, employers, labor unions and various governmental agencies. The Company's business is divided into the following six segments, based on the services it provides and/or the customers that it serves, as described below.

#### Managed Behavioral Healthcare

Two of the Company's segments are in the managed behavioral healthcare business. This line of business generally reflects the Company's coordination and management of the delivery of behavioral healthcare treatment services that are provided through its contracted network of third-party treatment providers, which includes psychiatrists, psychologists, other behavioral health professionals, psychiatric hospitals, general medical facilities with psychiatric beds, residential treatment centers and other treatment facilities. The treatment services provided through the Company's provider network include outpatient programs (such as counseling or therapy), intermediate care programs (such as intensive outpatient programs and partial hospitalization services), inpatient treatment and crisis intervention services. The Company generally does not directly provide, or own any provider of, treatment services except as related to the Company's contract to provide managed behavioral healthcare services to

Medicaid recipients and other beneficiaries under the Maricopa Contract. Under the Maricopa Contract, effective August 31, 2007 the Company was required to assume the operations of twenty-four behavioral health direct care facilities for a transitional period and to divest itself of these facilities over a two year period. During March 2009, the Company began the operation of two additional behavioral health direct care facilities. In 2008 and 2009, the Company entered into agreements to transition all behavioral health direct care facilities over various dates. All of the direct care facilities have been transitioned as of December 31, 2009.

The Company provides its management services primarily through: (i) risk-based products, where the Company assumes all or a substantial portion of the responsibility for the cost of providing treatment services in exchange for a fixed per member per month fee, (ii) ASO products, where the Company provides services such as utilization review, claims administration and/or provider network management, but does not assume responsibility for the cost of the treatment services, and (iii) EAPs where the Company provides short-term outpatient behavioral counseling services.

The managed behavioral healthcare business is managed based on the services provided and/or the customers served, through the following two segments:

*Commercial.* The Commercial segment generally reflects managed behavioral healthcare services and EAP services provided under contracts with health plans and insurance companies for some or all of their commercial, Medicaid and Medicare members, as well as with employers, including corporations and governmental agencies, and labor unions. Commercial's contracts encompass risk-based, ASO and EAP arrangements. As of December 31, 2009, Commercial's covered lives were 4.1 million, 13.6 million and 20.3 million for risk-based, EAP and ASO products, respectively. For the year ended December 31, 2009, Commercial's revenue was $421.0 million, $103.1 million and $126.0 million for risk-based, EAP and ASO products, respectively.

*Public Sector.* The Public Sector segment generally reflects services provided to Medicaid recipients under contracts with state and local governmental agencies. Public Sector contracts encompass either risk-based or ASO arrangements. As of December 31, 2009, Public Sector's covered lives were 1.6 million and 0.3 million for risk-based and ASO products, respectively. For the year ended December 31, 2009, Public Sector's revenue was $1.4 billion and $6.2 million for risk-based and ASO products, respectively.

Radiology Benefits Management

The Radiology Benefits Management segment generally reflects the management of the delivery of diagnostic imaging services to ensure that such services are clinically appropriate and cost effective. The Company's radiology benefits management services currently are provided under contracts with health plans and insurance companies for some or all of their commercial, Medicaid and Medicare members. The Company also contracts with state and local governmental agencies for the provision of such services to Medicaid recipients. The Company offers its radiology benefits management services through ASO contracts, where the Company provides services such as utilization review and claims administration, but does not assume responsibility for the cost of the imaging services, and through risk-based contracts, where the Company assumes all or a substantial portion of the responsibility for the cost of providing diagnostic imaging services. As of December 31, 2009, covered lives for Radiology Benefits Management were 3.4 million and 14.1 million for risk-based and ASO products, respectively. For the year ended December 31, 2009, revenue for Radiology Benefits Management was $254.6 million and $50.7 million for risk-based and ASO products, respectively.

Specialty Pharmaceutical Management

The Specialty Pharmaceutical Management segment generally reflects the management of specialty drugs used in the treatment of cancer, multiple sclerosis, hemophilia, infertility, rheumatoid arthritis, chronic forms of hepatitis and other diseases. Specialty pharmaceutical drugs represent high-cost injectible, infused, oral, or inhaled drugs often with sensitive handling or storage needs. Patients receiving these drugs require greater amounts of clinical and financial support than those taking more traditional agents. The Company's specialty pharmaceutical management services are provided under contracts with health plans, insurance companies, and governmental agencies for some or all of their commercial, Medicare and Medicaid members. The Company's specialty pharmaceutical services include (i) contracting and formulary optimization on behalf of health plans and pharmaceutical manufacturers; (ii) dispensing specialty pharmaceutical drugs on behalf of health plans; (iii) providing strategic consulting services to health plans and pharmaceutical manufacturers; and (iv) providing oncology management services to health plans and state Medicaid programs. The Company's Specialty Pharmaceutical Management segment had contracts with 40 health plans, and several pharmaceutical manufacturers and state Medicaid programs as of December 31, 2009.

Medicaid Administration

The Medicaid Administration segment generally reflects integrated clinical management services provided to the public sector to manage Medicaid, pharmacy, mental health and long-term care programs. The Company's Medicaid Administration services include the management of pharmacy benefits administration, medical management information services and fiscal agent services, and health care management services. Medicaid Administration management services are provided under contracts with states to Medicaid and other state sponsored program recipients. Medicaid Administration's contracts encompass FFS arrangements.

Corporate and Other

This segment of the Company is comprised primarily of operational support functions such as sales and marketing and information technology, as well as corporate support functions such as executive, finance, human resources and legal.

*Acquisition of National Imaging Associates*

On January 31, 2006, the Company acquired all of the outstanding stock of NIA for approximately $121 million in cash, after giving effect to cash acquired in the transaction, and NIA became a wholly-owned subsidiary. The Company reports the results of operations of NIA in the Radiology Benefits Management segment.

*Acquisition of ICORE Healthcare, LLC*

On July 31, 2006, the Company acquired all of the outstanding units of membership interest of ICORE and ICORE became a wholly-owned subsidiary. The Company reports the results of operations of ICORE in the Specialty Pharmaceutical Management segment.

The Company paid or agreed to pay to the previous unitholders of ICORE, all of whom were members of ICORE's management team, (i) $161 million of cash at closing; (ii) $24 million of cash that was used by the unitholders of ICORE to purchase Magellan restricted stock with such restricted stock vesting over three years, provided the unitholders did not earlier terminate their employment with Magellan; (iii) $25 million plus accrued interest (the "Deferred Payment"), subject to any indemnity claims Magellan may have had under the purchase agreement; (iv) the amount of positive working capital that existed at ICORE on the closing date (the "Working Capital Payments"), which was $18.2 million of which $17.8 million was paid during 2007 with the remainder paid in January 2008; and (v) a potential earn-out of up to $75 million (the "Earn-Out"), provided the unitholders did not earlier terminate their employment with the Company prior to the payment of the Earn-Out. The $161 million of cash paid at closing, the $25 million Deferred Payment and $18.2 million of Working Capital

Payments were recorded as purchase price. The $24 million of restricted stock was recognized as stock compensation expense over the three year vesting period. The $24 million in restricted stock was issued in a transaction pursuant to which the unitholders of ICORE at closing applied $24 million of the purchase price as cash consideration for their purchase of restricted shares of the Company's common stock. The unitholders subscribed to an aggregate of 543,879 restricted shares of the Company's common stock on a basis proportional to each unitholder's economic interest in ICORE at a purchase price of $44.13 per share, which was the average of the closing prices of the Company's common stock on NASDAQ for the twenty trading days immediately preceding the closing. The Deferred Payment was paid in December 2008. The Earn-Out included (i) up to $25 million based on earnings for the 18 month period ended December 31, 2007 and (ii) up to $50 million based on earnings in 2008. The Earn-Out provisions were not met and, as a result, the Company did not pay any additional purchase consideration.

*Acquisition of First Health Services*

Pursuant to the June 4, 2009 Purchase Agreement (the "Purchase Agreement") with Coventry, on July 31, 2009 the Company acquired (the "Acquisition") all of the outstanding equity interests of Coventry's direct and indirect subsidiaries First Health Services Corporation ("FHS"), FHC, Inc. ("FHC") and Provider Synergies, LLC (together with FHS and FHC, "First Health Services") and certain assets of Coventry which are related to the operation of the business conducted by First Health Services. First Health Services provides pharmacy benefits management and other services to Medicaid programs. As consideration for the Acquisition, the Company paid $115.4 million in cash, excluding cash acquired and including a payment of $7.4 million for excess working capital with such amount being subject to final adjustments as provided in the Purchase Agreement. The Company funded the Acquisition with cash on hand. The Company reports the results of operations of First Health Services as a separate segment entitled "Medicaid Administration."

*Stock Compensation*

At December 31, 2008 and 2009, the Company had equity-based employee incentive plans, which are described more fully in Note 6—"Stockholder's Equity" to the consolidated financial statements set forth elsewhere herein. The Company recorded stock compensation expense of $32.8 million and $19.8 million for the years ended December 31, 2008 and 2009. The Company recognizes substantially all of these compensation costs on a straight-line basis over the requisite service period, which is generally the vesting term of three years.

The Company estimates the fair value of substantially all stock options using the Black-Scholes-Merton option pricing model that employs certain factors including expected volatility of stock price, expected life of the option, risk-free interest rate and expected dividend yield. For the years ended December 31, 2008 and 2009, such volatility was based on the historical volatility of the Company's stock price.

The expected term of the option is based on historical employee stock option exercise behavior and the vesting terms of the respective option. Risk-free interest rates are based on the U.S. Treasury yield in effect at the time of grant.

The Company recognizes compensation expense for only the portion of options, restricted stock or restricted stock units that are expected to vest. Therefore, estimated forfeiture rates are derived from historical employee termination behavior. The Company's estimated forfeiture rates for the years ended December 31, 2007, 2008 and 2009 are two percent, eight percent, and five percent, respectively. If the actual number of forfeitures differs from those estimated, additional adjustments to compensation expense may be required in future periods. If vesting of an award is conditioned upon the achievement of performance goals, compensation expense during the performance period is estimated using the most probable outcome of the performance goals, and adjusted as the expected outcome changes.

*Managed Care Revenue*

Managed care revenue, inclusive of revenue from the Company's risk, EAP and ASO contracts, is recognized over the applicable coverage period on a per member basis for covered members. The Company is paid a per member fee for all enrolled members, and this fee is recorded as revenue in the month in which members are entitled to service. The Company adjusts its revenue for retroactive membership terminations, additions and other changes, when such adjustments are identified, with the exception of retroactivity that can be reasonably estimated. Any fees paid prior to the month of service are recorded as deferred revenue. Managed care revenues approximated $1.9 billion, $2.2 billion and $2.2 billion for the years ended December 31, 2007, 2008 and 2009, respectively.

*Fee-For-Service and Cost-Plus Contracts*

The Company has certain FFS contracts, including cost-plus contracts, with customers under which the Company recognizes revenue as services are performed and as costs are incurred. Revenues from these contracts approximated $33.3 million, $36.1 million and $104.4 million for the years ended December 31, 2007, 2008 and 2009, respectively.

*Block Grant Revenues*

The Maricopa Contract is partially funded by federal, state and county block grant money, which represents annual appropriations. The Company recognizes revenue from block grant activity ratably over the period to which the block grant funding applies. Block grant revenues were approximately $40.6 million, $120.0 million and $106.6 million for the years ended December 31, 2007, 2008 and 2009, respectively.

*Dispensing Revenue*

The Company recognizes dispensing revenue, which includes the co-payments received from members of the health plans the Company serves, when the specialty pharmaceutical drugs are shipped. At the time of shipment, the earnings process is complete; the obligation of the Company's customer to pay for the specialty pharmaceutical drugs is fixed, and, due to the nature of the product, the member may neither return the specialty pharmaceutical drugs nor receive a refund. Revenues from the dispensing of specialty pharmaceutical drugs on behalf of health plans were $160.6 million, $195.6 million and $221.6 million for the years ended December 31, 2007, 2008 and 2009, respectively.

*Performance-Based Revenue*

The Company has the ability to earn performance-based revenue under certain risk and non-risk contracts. Performance-based revenue generally is based on either the ability of the Company to manage care for its clients below specified targets, or on other operating metrics. For each such contract, the Company estimates and records performance-based revenue after considering the relevant contractual terms and the data available for the performance-based revenue calculation. Pro-rata performance-based revenue is recognized on an interim basis pursuant to the rights and obligations of each party upon termination of the contracts. Performance-based revenues were $10.4 million, $13.4 million and $7.6 million for the years ended December 31, 2007, 2008 and 2009, respectively.

*Cost of Care, Medical Claims Payable and Other Medical Liabilities*

Cost of care is recognized in the period in which members receive managed healthcare services. In addition to actual benefits paid, cost of care in a period also includes the impact of accruals for estimates of medical claims payable. Medical claims payable represents the liability for healthcare claims reported but not yet paid and claims incurred but not yet reported ("IBNR") related to the Company's managed healthcare businesses.

Such liabilities are determined by employing actuarial methods that are commonly used by health insurance actuaries and that meet actuarial standards of practice.

The IBNR portion of medical claims payable is estimated based on past claims payment experience for member groups, enrollment data, utilization statistics, authorized healthcare services and other factors. This data is incorporated into contract-specific actuarial reserve models and is further analyzed to create "completion factors" that represent the average percentage of total incurred claims that have been paid through a given date after being incurred. Factors that affect estimated completion factors include benefit changes, enrollment changes, shifts in product mix, seasonality influences, provider reimbursement changes, changes in claims inventory levels, the speed of claims processing, and changes in paid claim levels. Completion factors are applied to claims paid through the financial statement date to estimate the ultimate claim expense incurred for the current period. Actuarial estimates of claim liabilities are then determined by subtracting the actual paid claims from the estimate of the ultimate incurred claims. For the most recent incurred months (generally the most recent two months), the percentage of claims paid for claims incurred in those months is generally low. This makes the completion factor methodology less reliable for such months. Therefore, incurred claims for any month with a completion factor that is less than 70 percent are generally not projected from historical completion and payment patterns; rather they are projected by estimating claims expense based on recent monthly estimated cost incurred per member per month times membership, taking into account seasonality influences, benefit changes and health care trend levels, collectively considered to be "trend factors."

Medical claims payable balances are continually monitored and reviewed. If it is determined that the Company's assumptions in estimating such liabilities are significantly different than actual results, the Company's income statement and financial position could be impacted in future periods. Adjustments of prior period estimates may result in additional cost of care or a reduction of cost of care in the period an adjustment is made. Further, due to the considerable variability of health care costs, adjustments to claim liabilities occur each period and are sometimes significant as compared to the net income recorded in that period. Prior period development is recognized immediately upon the actuary's judgment that a portion of the prior period liability is no longer needed or that additional liability should have been accrued. The following table presents the components of the change in medical claims payable for the years ended December 31, 2007, 2008 and 2009 (in thousands):

| | 2007 | 2008 | 2009 |
|---|---|---|---|
| Claims payable and IBNR, beginning of period | $ 156,079 | $ 185,349 | $ 184,422 |
| Cost of care: | | | |
| Current year | 1,416,700 | 1,836,425 | 1,771,213 |
| Prior years | (7,597) | (5,883) | (5,900) |
| Total cost of care | 1,409,103 | 1,830,542 | 1,765,313 |
| Claim payments and transfers to other medical liabilities(1): | | | |
| Current year | 1,248,549 | 1,676,975 | 1,624,626 |
| Prior years | 131,284 | 154,494 | 156,258 |
| Total claim payments and transfers to other medical liabilities | 1,379,833 | 1,831,469 | 1,780,884 |
| Claims payable and IBNR, end of period | 185,349 | 184,422 | 168,851 |
| Withhold receivables, end of period(2) | (22,683) | (28,562) | (25,182) |
| Medical claims payable, end of period | $ 162,666 | $ 155,860 | $ 143,669 |

(1) For any given period, a portion of unpaid medical claims payable could be covered by reinvestment liability (discussed below) and may not impact the Company's statement of operations for such periods.

(2) Medical claims payable is offset by customer withholds from capitation payments in situations in which the customer has the contractual requirement to pay providers for care incurred.

Actuarial standards of practice require that the claim liabilities be adequate under moderately adverse circumstances. Adverse circumstances are situations in which the actual claims experience could be higher than the otherwise estimated value of such claims. In many situations, the claims paid amount experienced will be less than the estimate that satisfies the actuarial standards of practice.

Care trend factors and completion factors can have a significant impact on the medical claims payable liability. The following example provides the estimated impact to the Company's December 31,

2009 unpaid medical claims payable liability assuming hypothetical changes in care trend factors and completion factors:

| Care Trend Factor(1) | | Completion Factor(2) | |
|---|---|---|---|
| (Decrease) Increase | | (Decrease) Increase | |
| Trend Factor | Medical Claims Payable | Completion Factor | Medical Claims Payable |
| | (in thousands) | | (in thousands) |
| −3% | $(20,000) | −3% | $(31,000) |
| −2% | (13,000) | −2% | (20,500) |
| −1% | (6,000) | −1% | (10,000) |
| 1% | 6,000 | 1% | 10,000 |
| 2% | 13,000 | 2% | 20,500 |
| 3% | 20,000 | 3% | 31,000 |

Approximately 70 percent of IBNR dollars is based on care trend factors.

(1) Assumes a change in the care trend factor for any month that a completion factor is not used to estimate incurred claims (which is generally any month that is less than 70 percent complete).

(2) Assumes a change in the completion factor for any month for which completion factors are used to estimate IBNR (which is generally any month that is 70 percent or more complete).

Due to the existence of risk sharing provisions in certain customer contracts, a change in the estimate for medical claims payable does not necessarily result in an equivalent impact on cost of care.

The Company believes that the amount of medical claims payable is adequate to cover its ultimate liability for unpaid claims as of December 31, 2009; however, actual claims payments may differ from established estimates.

Other medical liabilities consist primarily of "reinvestment" payables under certain managed behavioral healthcare contracts with Medicaid customers and "profit share" payables under certain risk-based contracts. Under a contract with reinvestment features, if the cost of care is less than certain minimum amounts specified in the contract (usually as a percentage of revenue), the Company is required to "reinvest" such difference in behavioral healthcare programs when and as specified by the customer or to pay the difference to the customer for their use in funding such programs. Under a contract with profit share provisions, if the cost of care is below certain specified levels, the Company will "share" the cost savings with the customer at the percentages set forth in the contract.

*Long-lived Assets*

Long-lived assets, including property and equipment and intangible assets to be held and used, are currently reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to Accounting Standards Codification ("ASC") 360-10-20. Pursuant to this guidance, impairment is determined by comparing the carrying value of these long-lived assets to management's best estimate of the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. The cash flow projections used to make this assessment are consistent with the cash flow projections that management uses internally in making key decisions. In the event an impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset, which is generally determined by using quoted market prices or the discounted present value of expected future cash flows.

*Goodwill*

The Company is required to test its goodwill for impairment on at least an annual basis. The Company has selected October 1 as the date of its annual impairment test. The goodwill impairment test is a two-step process that requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each reporting unit that has been allocated goodwill based on various valuation techniques, with the primary technique being a discounted cash flow analysis, which requires the input of various assumptions with respect to revenues, operating margins, growth rates and discount rates. The estimated fair value for each reporting unit is compared to the carrying value of the reporting unit, which includes the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of a reporting unit's "implied fair value" of goodwill requires the Company to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value.

The fair value of the Health Plan reporting unit (a component of the Commercial segment) was determined using a discounted cash flow method. This method involves estimating the present value of estimated future cash flows utilizing a risk adjusted discount rate. Key assumptions for this method include cash flow projections, terminal growth rates and discount rates.

The fair value of the Radiology Benefits Management reporting unit was determined using discounted cash flow, merger and acquisition, and public company methods. Key assumptions for the discounted cash flow method are consistent with those described above. Key assumptions for the merger and acquisition method include actual operating results and appropriate revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples. Key assumptions for the public company method include actual operating results, projected operating results, and appropriate EBITDA, earnings before interest and taxes ("EBIT"), and debt free net income multiples. The weighting applied to the fair values determined using the discounted cash flow, merger and acquisition, and public company methods to determine an overall fair value for Radiology Benefits Management was 60 percent, 20 percent and 20 percent, respectively.

The fair value of the Specialty Pharmaceutical Management reporting unit was determined using discounted cash flow, merger and acquisition, and public company methods. Key assumptions for all of these methods are consistent with those described above. Equal weighting was applied to the fair values determined using the discounted cash flow, merger and acquisition, and public company methods to determine an overall fair value for Specialty Pharmaceutical Management.

The fair value of the Medicaid Administration reporting unit was determined using a discounted cash flow method as of the Company's acquisition of First Health Services using assumptions consistent with those described above. Given that the acquisition of First Health Services occurred two months prior to the date of the annual impairment test, and since there have been no significant changes in the business assumptions for First Health Services, the Company did not obtain an additional valuation for purposes of the goodwill impairment test.

As a result of the first step of the 2009 annual goodwill impairment analysis, the fair value of each reporting unit with allocated goodwill exceeded its carrying value. Therefore, the second step was not necessary. However, a 65 percent decline in fair value of the Health Plan reporting unit, a 19 percent decline in fair value of Radiology Benefits Management, or a 34 percent decline in fair value of Specialty Pharmaceutical Management would have caused the carrying values for these reporting units to be in excess of fair values, which would require the second step to be performed. The second step could have resulted in an impairment loss for goodwill.

The balance of goodwill has been allocated to the Company's reporting units as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2008 | 2009 |
| Health Plan | $120,485 | $120,485 |
| Radiology Benefits Management | 104,549 | 104,549 |
| Specialty Pharmaceutical Management | 142,291 | 142,291 |
| Medicaid Administration | — | 59,146 |
| Total | $367,325 | $426,471 |

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2009 are reflected in the table below (in thousands):

| | 2008 | 2009 |
|---|---|---|
| Balance as of beginning of period | $367,872 | $367,325 |
| Adjustment due to changes in valuation allowances(1) | 219 | — |
| Adjustment for tax contingency reversals(1) | (766) | — |
| Acquisition of First Health Services | — | 59,146 |
| Balance as of end of period | $367,325 | $426,471 |

(1) Prior to 2009, reversals of both valuation allowances and unrecognized tax benefits were, in most instances, recorded as adjustments to goodwill. Subsequent to January 1, 2009, all such reversals will be recorded as reductions to income tax expense and only those changes occurring during the measurement period subsequent to an acquisition will be recorded to goodwill.

*Income Taxes*

The Company files a consolidated federal income tax return for the Company and its eighty-percent or more owned subsidiaries, and the Company and its subsidiaries file income tax returns in various states and local jurisdictions.

The Company estimates income taxes for each of the jurisdictions in which it operates. This process involves estimating current tax exposures together with assessing temporary differences resulting from differing treatment of items for tax and book purposes. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The Company then assesses the likelihood that the deferred tax assets will be recovered from the reversal of temporary timing differences and future taxable income, and to the extent the Company cannot conclude that recovery is more likely than not, it establishes a valuation allowance. The effect of a change in tax rates on deferred taxes is recognized in income in the period that includes the enactment date.

The Company estimates that it has federal net operating loss carryforwards ("NOLs") as of December 31, 2009 of $54.9 million available to reduce future federal taxable income. These estimated NOLs expire in 2011 through 2020 and are subject to examination and adjustment by the Internal Revenue Service ("IRS"). In addition, the Company's utilization of such NOLs is subject to limitation under Internal Revenue Code Section 382 ("Section 382") which affects the timing of the use of these NOLs. At this time, the Company does not believe these limitations will limit the Company's ability to use any federal NOLs before they expire. Although the Company has NOLs that may be available to offset future taxable income, the Company may be subject to Federal Alternative Minimum Tax.

The Company's valuation allowances against deferred tax assets were $9.4 million and $7.3 million as of December 31, 2008 and 2009, respectively, mostly relating to uncertainties regarding the eventual realization of certain state NOLs and other state deferred tax assets. Determination of the amount of deferred tax assets considered realizable required significant judgment and estimation. Changes in these estimates in the future could materially affect the Company's financial condition and results of operations.

Prior to 2009, in certain instances, reversals of both valuation allowances and unrecognized tax benefits were recorded as adjustments to goodwill. All other reversals of these balances were recorded as reductions to income tax expense. Beginning in 2009 only those changes occurring during the measurement period subsequent to an acquisition will be recorded as adjustments to goodwill. All other reversals of valuation allowances and unrecognized tax benefits will be reflected as reductions to income tax expense. The Company's income tax expense for 2009 was reduced by $2.0 million as a result of this change.

The balance of unrecognized tax benefits as of December 31, 2008 and 2009 was $129.2 million and $113.1 million, respectively, most of which was included in deferred credits and other long-term liabilities, and the remainder reducing deferred tax assets. If these unrecognized tax benefits had been realized as of December 31, 2008 and 2009, and had Accounting Standards Codification ("ASC") 805 "Business Combinations" been effective in 2008, $90.4 million and $88.3 million, respectively, would have impacted the effective tax rate.

Included in the balance of unrecognized tax benefits recorded at December 31, 2008 and 2009 were liabilities of $14.1 million and $1.1 million, respectively, for tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the deferral of these deductions to later years would not affect the annual effective tax rate but could result in the acceleration of cash payments and/or reduction to the NOL carryforwards with respect to the earlier period.

With few exceptions, the Company is no longer subject to state or local income tax assessments by tax authorities for years ended prior to December 31, 2006. Further, the statute of limitations regarding the assessment of the federal and most state and local income taxes for the year ended December 31, 2006 will expire during 2010. The Company anticipates that up to $3.3 million of unrecognized tax benefits (excluding interest costs) recorded as of December 31, 2009 could be reversed during 2010 as a result of statute expirations. All such reversals (net of the related indirect tax benefits) would be reflected as discrete adjustments during the quarter in which the respective statute expiration occurs.

**Results of Operations**

The Company evaluates performance of its segments based on profit or loss from continuing operations before stock compensation expense, depreciation and amortization, interest expense, interest income, gain on sale of assets, special charges or benefits, and income taxes ("Segment Profit"). Management uses Segment Profit information for internal reporting and control purposes and considers it important in making decisions regarding the allocation of capital and other resources, risk assessment and employee compensation, among other matters. Intersegment sales and transfers are not significant. See Note 11—"Business Segment Information" to the consolidated financial statements set forth elsewhere herein. The Company's segments are defined above.

The table below summarizes, for the periods indicated, operating results by business segment (in thousands):

| | Commercial | Public Sector | Radiology Benefits Management | Specialty Pharmaceutical Management | Corporate and Other | Consolidated |
|---|---|---|---|---|---|---|
| **Year Ended December 31, 2007** | | | | | | |
| Net revenue | $ 784,533 | $ 1,020,839 | $ 170,240 | $ 180,341 | $ — | $ 2,155,953 |
| Cost of care | (392,325) | (902,594) | (114,184) | — | — | (1,409,103) |
| Cost of goods sold | — | — | — | (149,585) | — | (149,585) |
| Direct service costs | (163,800) | (51,922) | (48,841) | (21,529) | — | (286,092) |
| Other operating expenses | — | — | — | — | (117,911) | (117,911) |
| Stock compensation expense(1) | 2,277 | 1,172 | 1,708 | 8,769 | 16,068 | 29,994 |
| Segment profit (loss) | $ 230,685 | $ 67,495 | $ 8,923 | $ 17,996 | $(101,843) | $ 223,256 |

| | Commercial | Public Sector | Radiology Benefits Management | Specialty Pharmaceutical Management | Corporate and Other | Consolidated |
|---|---|---|---|---|---|---|
| **Year Ended December 31, 2008** | | | | | | |
| Net revenue | $ 649,636 | $ 1,451,923 | $ 295,336 | $ 228,499 | $ — | $ 2,625,394 |
| Cost of care | (344,761) | (1,278,316) | (207,465) | — | — | (1,830,542) |
| Cost of goods sold | — | — | — | (181,356) | — | (181,356) |
| Direct service costs | (154,894) | (68,914) | (54,482) | (25,623) | — | (303,913) |
| Other operating expenses | — | — | — | — | (122,714) | (122,714) |
| Stock compensation expense(1) | 1,368 | 839 | 1,472 | 8,967 | 20,117 | 32,763 |
| Segment profit (loss) | $ 151,349 | $ 105,532 | $ 34,861 | $ 30,487 | $(102,597) | $ 219,632 |

| | Commercial | Public Sector | Radiology Benefits Management | Specialty Pharmaceutical Management | Medicaid Administration | Corporate and Other | Consolidated |
|---|---|---|---|---|---|---|---|
| **Year Ended December 31, 2009** | | | | | | | |
| Net revenue | $ 650,139 | $ 1,362,420 | $ 305,251 | $ 259,745 | $ 64,259 | $ — | $ 2,641,814 |
| Cost of care | (351,270) | (1,208,451) | (205,592) | — | — | — | (1,765,313) |
| Cost of goods sold | — | — | — | (203,336) | — | — | (203,336) |
| Direct service costs | (152,280) | (67,835) | (51,732) | (24,901) | (54,874) | — | (351,622) |
| Other operating expenses | — | — | — | — | — | (114,088) | (114,088) |
| Stock compensation expense(1) | 953 | 690 | 1,260 | 5,383 | 27 | 11,469 | 19,782 |
| Segment profit (loss) | $ 147,542 | $ 86,824 | $ 49,187 | $ 36,891 | $ 9,412 | $(102,619) | $ 227,237 |

(1) Stock compensation expense is included in direct service costs and other operating expenses, however this amount is excluded from the computation of segment profit since it is managed on a consolidated basis.

The following table reconciles Segment Profit as calculated in the table above to consolidated income from continuing operations before income taxes for the years ended December 31, 2007, 2008 and 2009:

| | 2007 | 2008 | 2009 |
|---|---|---|---|
| Segment Profit | $223,256 | $219,632 | $227,237 |
| Stock compensation expense | (29,994) | (32,763) | (19,782) |
| Depreciation and amortization | (57,524) | (60,810) | (47,268) |
| Interest expense | (6,386) | (2,846) | (2,424) |
| Interest income | 23,836 | 17,030 | 6,245 |
| Income from continuing operations before income taxes | $153,188 | $140,243 | $164,008 |

**Year ended December 31, 2009 ("2009") compared to the year ended December 31, 2008 ("2008")**

***Commercial***

*Net Revenue*

Net revenue related to the Commercial segment increased by 0.1 percent or $0.5 million from 2008 to 2009. The increase in revenue is mainly due to favorable rate changes of $11.7 million, increased membership from existing customers of $8.2 million, the favorable impact of contractual settlements in 2009 of $5.7 million, revenue from new contracts implemented after (or during) 2008 of $4.3 million, and other net favorable variances of $1.8 million, which increases were partially offset by terminated contracts of $26.1 million and net favorable retroactive membership adjustments of $5.1 million recorded in 2008.

*Cost of Care*

Cost of care increased by 1.9 percent or $6.5 million from 2008 to 2009. The increase in cost of care is primarily due to increased membership from existing customers of $6.8 million and care trends and other net variances of $29.1 million, which increases were partially offset by terminated contracts of $17.1 million, unfavorable prior period medical claims development recorded in 2008 of $5.1 million, the favorable impact of contractual settlements in 2009 of $2.7 million, favorable prior period medical claims development recorded in 2009 of $2.5 million, and favorable prior period medical claims development for 2008 which was recorded in 2009 of $2.0 million. Cost of care as a percentage of risk revenue (excluding EAP revenue) increased from 76.2 percent in 2008 to 76.4 percent in 2009, mainly due to unfavorable care trends and business mix.

*Direct Service Costs*

Direct service costs decreased by 1.7 percent or $2.6 million from 2008 to 2009. The decrease in direct service costs is mainly attributable to a one-time charge in 2008 of $2.5 million associated with legal matters. Direct service costs decreased as a percentage of revenue from 23.8 percent in 2008 to 23.4 percent in 2009, mainly due to business mix.

***Public Sector***

*Net Revenue*

Net revenue related to Public Sector decreased by 6.2 percent or $89.5 million from 2008 to 2009. This decrease is primarily due to the net impact of terminated contracts offset by increased membership from existing customers of $127.6 million, which decrease was partially offset by higher performance revenue in 2009 for the Maricopa Contract of $16.3 million and net favorable rate and contract funding changes of $21.8 million.

*Cost of Care*

Cost of care decreased by 5.5 percent or $69.9 million from 2008 to 2009. This decrease is primarily due to care associated with terminated contracts offset by increased membership from existing customers of $96.1 million and favorable prior period medical claims development recorded in 2009 of $2.6 million, which decreases were partially offset by care associated with rate changes for contracts with minimum cost of care requirements of $9.4 million, favorable prior period medical claims development recorded in 2008 of $8.6 million, unfavorable medical claims development for 2008 which was recorded in 2009 of $2.4 million and care trends and other net variances of $8.4 million. Cost of care increased as a percentage of risk revenue from 88.4 percent in 2008 to 89.1 percent in 2009, mainly due to changes in business mix.

*Direct Service Costs*

Direct service costs decreased by 1.6 percent or $1.1 million from 2008 to 2009. The decrease in direct service costs is primarily due to terminated contracts, partially offset by staffing required to support certain contracts. As a percentage of revenue, direct service costs increased from 4.7 percent in 2008 to 5.0 percent in 2009 mainly due to changes in business mix.

***Radiology Benefits Management***

*Net Revenue*

Net revenue related to the Radiology Benefits Management segment increased by 3.4 percent or $9.9 million from 2008 to 2009. This increase is primarily due to new contracts implemented after (or during) 2008 of $32.4 million, favorable rate changes of $19.5 million, favorable retroactive membership, rate, and contractual settlements recorded in 2009 of $2.4 million, net unfavorable retroactive membership and rate adjustments recorded in 2008 of $1.6 million and other net favorable variances of $2.9 million, which increases were partially offset by net decreased membership from existing customers of $39.4 million and terminated contracts of $9.5 million.

*Cost of Care*

Cost of care decreased by 0.9 percent or $1.9 million from 2008 to 2009. This decrease is primarily due to decreased membership from existing customers of $31.9 million, favorable contractual settlements in 2009 of $4.7 million, favorable prior period medical claims development for 2008 which was recorded in 2009 of $1.0 million, and favorable prior period claims development recorded in 2009 of $0.8 million, which decreases were partially offset by new contracts implemented after 2008 of $22.6 million, favorable prior period medical claims development recorded in 2008 of $2.1 million, and unfavorable care trends and other net variances of $11.8 million. Cost of care decreased as a percentage of risk revenue from 86.7 percent in 2008 to 80.8 percent in 2009 mainly due to favorable rate changes, favorable contractual settlements, favorable care development and business mix.

*Direct Service Costs*

Direct service costs decreased 5.0 percent or $2.8 million from 2008 to 2009. This decrease is primarily attributed to terminated contracts. As a percentage of revenue, direct service costs decreased from 18.4 percent in 2008 to 16.9 percent in 2009, mainly due to favorable rate changes and favorable contractual settlements.

***Specialty Pharmaceutical Management***

*Net Revenue*

Net revenue related to the Specialty Pharmaceutical Management segment increased 13.7 percent or $31.2 million from 2008 to 2009. This increase is primarily due to net increased dispensing activity from new and existing customers of $26.1 million, and increased contracting and formulary optimization revenue from new and existing customers of $5.1 million (including $0.7 million of retroactive formulary optimization revenue recorded in 2009).

*Cost of Goods Sold*

Cost of goods sold increased 12.1 percent or $22.0 million from 2008 to 2009, primarily due to net increased dispensing activity from new and existing customers. As a percentage of the portion of net revenue that relates to dispensing revenue, cost of goods sold decreased from 92.7 percent in 2008 to 91.8 percent in 2009, mainly due to business mix.

*Direct Service Costs*

Direct service costs decreased by 2.8 percent or $0.7 million from 2008 to 2009. This decrease is primarily due to the decrease in stock compensation expense, partially offset by expenses required to support the aforementioned increases to revenue. As a percentage of revenue, direct service costs decreased from 11.2 percent in 2008 to 9.6 percent in 2009, mainly due to decreased stock compensation expense and increased dispensing revenue.

***Medicaid Administration***

*Net Revenue*

Net revenue related to Medicaid Administration was $64.3 million for the period from August 1, 2009 through December 31, 2009. As discussed above, the acquisition of First Health Services closed on July 31, 2009 and thus 2008 does not include any operating results for this segment of the Company.

*Direct Service Costs*

Direct service costs were $54.9 million for the period from August 1, 2009 thru December 31, 2009. As a percentage of revenue, direct service costs were 85.4 percent in such period.

***Corporate and Other***

*Other Operating Expenses*

Other operating expenses related to the Corporate and Other segment decreased by 7.0 percent or $8.6 million from 2008 to 2009. The decrease results primarily from expenses incurred in 2008 pursuant to the provisions of the former Chief Executive Officer's employment agreement of $10.1 million (including $5.4 million of stock compensation expense related to the accelerated vesting for certain equity awards), and net one-time expenses incurred in 2008 of $1.7 million, which increases were partially offset by one-time acquisition-related expenses incurred in 2009 of $1.4 million, and net other unfavorable variances of $1.8 million. As a percentage of total net revenue, other operating expenses decreased from 4.7 percent for 2008 to 4.3 percent for 2009, primarily due to prior year expenses incurred pursuant to the former Chief Executive Officer's employment agreement.

*Depreciation and Amortization*

Depreciation and amortization expense decreased by 22.3 percent or $13.5 million from 2008 to 2009, primarily due to assets that became fully depreciated as of December 31, 2008, partially offset by asset additions after 2008 (inclusive of assets related to the acquisition of First Health Services).

*Interest Expense*

Interest expense decreased by 14.8 percent or $0.4 million from 2008 to 2009, mainly due to reductions in outstanding debt balances as a result scheduled debt payments.

*Interest Income*

Interest income decreased by 63.3 percent or $10.8 million from 2008 to 2009, mainly due to lower invested balances and lower yields.

*Income Taxes*

The Company's effective income tax rate was 38.5 percent in 2008 and 35.0 percent in 2009. The 2008 and 2009 effective income tax rates differ from the federal statutory income tax rate primarily due to state income taxes and permanent differences between book and tax income. The Company also accrues interest related to unrecognized tax benefits in its provision for income taxes. The effective income tax rate in 2009 is lower than 2008 mainly due to more significant reversals in 2009 of valuation allowances on deferred state taxes and tax contingencies due to closure of statutes of limitation.

**2008 compared to the year ended December 31, 2007 ("2007")**

***Commercial***

*Net Revenue*

Net revenue related to the Commercial segment decreased by 17.2 percent or $134.9 million from 2007 to 2008. The decrease in revenue is mainly due to terminated contracts of $193.8 million and net favorable retroactive membership adjustments of $2.5 million recorded in 2007, which decreases were partially offset by increased membership from existing customers of $31.5 million, favorable rate changes of $17.7 million, favorable retroactive membership and rate adjustments of $5.1 million recorded in 2008, revenue from new contracts implemented after (or during) 2007 of $5.2 million, and other net favorable variances of $1.9 million.

*Cost of Care*

Cost of care decreased by 12.1 percent or $47.6 million from 2007 to 2008. The decrease in cost of care is primarily due to terminated contracts of $118.9 million, which decrease was partially offset by increased membership from existing customers of $17.0 million, favorable prior period medical claims development recorded in 2007 of $6.7 million, unfavorable prior period medical claims development for 2007 which was recorded in 2008 or $5.2 million, unfavorable prior period medical claims development recorded in 2008 of $5.1 million, and care trends and other net unfavorable variances of $37.3 million. Cost of care as a percentage of risk revenue (excluding EAP revenue) increased from 68.7 percent in 2007 to 76.2 percent in 2008, mainly due to unfavorable care trends and care development, and due to business mix.

*Direct Service Costs*

Direct service costs decreased by 5.4 percent or $8.9 million from 2007 to 2008. The decrease in direct service costs is mainly attributable to terminated contracts, partially offset by a one-time charge in 2008 of $2.5 million associated with legal matters. Direct service costs increased as a percentage of revenue from 20.9 percent in 2007 to 23.8 percent in 2008, mainly due to business mix.

***Public Sector***

*Net Revenue*

Net revenue related to Public Sector increased by 42.2 percent or $431.1 million from 2007 to 2008. This increase is primarily due to revenue from new contracts implemented after (or during) 2007 of $413.4 million, favorable rate changes of $42.4 million, and membership increases from existing customers of $23.0 million, which increases were partially offset by a net loss of membership in connection with the West and Middle Grand Regions of TennCare of $45.3 million, and other net unfavorable variances of $2.4 million.

*Cost of Care*

Cost of care increased by 41.6 percent or $375.7 million from 2007 to 2008. This increase is primarily due to care associated with new contracts implemented after (or during) 2007 of $380.1 million, care associated with rate changes for contracts that have minimum cost of care requirements of $24.4 million, membership increases from existing customers of $15.6 million, favorable prior period medical claims development which was recorded in 2007 of $0.9 million, and care trends and other net variances of $9.5 million, which increases were partially offset by the net loss of membership in connection with the West and Middle Grand Regions of TennCare of $37.6 million, favorable prior period medical claims development recorded in 2008 of $8.6 million, and favorable medical claims development for 2007 which was recorded in 2008 of $8.6 million. Cost of care decreased as a percentage of risk revenue from 88.8 percent in 2007 to 88.4 percent in 2008, mainly due to favorable medical claims development and business mix.

*Direct Service Costs*

Direct service costs increased by 32.7 percent or $17.0 million from 2007 to 2008. The increase in direct service costs is primarily due to costs associated with new business. As a percentage of revenue, direct service costs decreased from 5.1 percent in 2007 to 4.7 percent in 2008, mainly due to business mix.

***Radiology Benefits Management***

*Net Revenue*

Net revenue related to the Radiology Benefits Management segment increased by 73.5 percent or $125.1 million from 2007 to 2008. This increase is primarily due to the conversion of an ASO contract to a risk contract during 2007 of $75.0 million, revenue from new customers implemented after (or during) 2007 of $50.7 million, favorable rate adjustments of $6.9 million, and net increased membership from existing customers of $1.0 million (inclusive of a net decrease in risk membership of $4.7 million), which increases were partially offset by terminated contracts of $7.1 million and other net unfavorable variances of $1.4 million.

*Cost of Care*

Cost of care increased by 81.7 percent or $93.3 million from 2007 to 2008. This increase is primarily due to the conversion of an ASO contract to a risk contract during 2007 of $62.6 million, care associated with new customers implemented after (or during) 2007 of $39.6 million, and other net increases of $0.3 million, which increases were partially offset by net decreased membership from existing risk customers of $5.0 million, favorable prior period claims development recorded in 2008 of

$2.1 million, and favorable claims development for 2007 recorded in 2008 of $2.1 million. Cost of care decreased as a percentage of risk revenue from 96.6 percent in 2007 to 86.7 percent in 2008 mainly due to favorable rate adjustments, favorable care development and business mix.

*Direct Service Costs*

Direct service costs increased 11.5 percent or $5.6 million from 2007 to 2008. This increase is primarily attributed to additional costs incurred to support the new risk contract which was implemented in June 2007. As a percentage of revenue, direct service costs decreased from 28.7 percent in 2007 to 18.4 percent in 2008, mainly due to the additional revenue provided by the risk-based contracts in 2008.

***Specialty Pharmaceutical Management***

*Net Revenue*

Net revenue related to the Specialty Pharmaceutical Management segment increased 26.7 percent or $48.2 million from 2007 to 2008. This increase is primarily due to net increased dispensing activity from new and existing customers of $35.2 million, increased contract and formulary optimization revenue of $12.2 million (including $0.5 million of retrospective formulary optimization revenue recorded in 2008), and other net favorable variances of $0.8 million.

*Cost of Goods Sold*

Cost of goods sold increased 21.2 percent or $31.8 million from 2007 to 2008, primarily due to net increased dispensing activity from new and existing customers. As a percentage of the portion of net revenue that relates to dispensing revenue, cost of goods sold decreased from 92.9 percent in 2007 to 92.7 percent in 2008, mainly due to business mix.

*Direct Service Costs*

Direct service costs increased by 19.0 percent or $4.1 million from 2007 to 2008. This increase is primarily due to the expenses required to support the aforementioned increases to revenue. As a percentage of revenue, direct service costs decreased from 11.9 percent in 2007 to 11.2 percent in 2008, mainly due to increased dispensing revenue.

***Corporate and Other***

*Other Operating Expenses*

Other operating expenses related to the Corporate and Other segment increased by 4.1 percent or $4.8 million from 2007 to 2008. The increase results primarily from expenses incurred in 2008 pursuant to the provisions of the former Chief Executive Officer's employment agreement of $10.1 million (which includes $5.4 million of stock compensation expense related to the accelerated vesting for certain equity awards), and net one-time expenses incurred in 2008 of $1.7 million, which increases were partially offset by expenses incurred in 2007 related to bid proposals of $2.5 million, and net other favorable variances of $4.5 million. As a percentage of total net revenue, other operating expenses decreased from 5.5 percent for 2007 to 4.7 percent for 2008, primarily due to business mix and the increased revenue from radiology risk contracts and the Maricopa Contract.

*Depreciation and Amortization*

Depreciation and amortization expense increased by 5.7 percent or $3.3 million from 2007 to 2008, primarily due to asset additions after (or during) 2007, inclusive of assets related to the Maricopa County contract, partially offset by a decrease in amortization expense due to an intangible asset which became fully amortized in 2007.

*Interest Expense*

Interest expense decreased by 55.4 percent or $3.5 million from 2007 to 2008, mainly due to reductions in outstanding debt balances as a result of repayment of debt in 2008 and lower interest rates.

*Interest Income*

Interest income decreased by 28.6 percent or $6.8 million from 2007 to 2008, mainly due to lower yields.

*Income Taxes*

The Company's effective income tax rate was 38.3 percent in 2007 and 38.5 percent in 2008. The 2007 and 2008 effective income tax rates differ from the federal statutory income tax rate primarily due to state income taxes and permanent differences between book and tax income. The Company also accrues interest related to unrecognized tax benefits in its provision for income taxes.

**Outlook—Results of Operations**

The Company's Segment Profit and net income are subject to significant fluctuations from period to period. These fluctuations may result from a variety of factors such as those set forth under Item 1A—"Risk Factors" as well as a variety of other factors including: (i) changes in utilization levels by enrolled members of the Company's risk-based contracts, including seasonal utilization patterns; (ii) contractual adjustments and settlements; (iii) retrospective membership adjustments; (iv) timing of implementation of new contracts, enrollment changes and contract terminations; (v) pricing adjustments upon contract renewals (and price competition in general); and (vi) changes in estimates regarding medical costs and IBNR.

A portion of the Company's business is subject to rising care costs due to an increase in the number and frequency of covered members seeking behavioral healthcare or radiology services, and higher costs per inpatient day or outpatient visit for behavioral services, and higher costs per scan for radiology services. Many of these factors are beyond the Company's control. Future results of operations will be heavily dependent on management's ability to obtain customer rate increases that are consistent with care cost increases and/or to reduce operating expenses.

In relation to the managed behavioral healthcare business, the Company is a market leader in a mature market with many viable competitors. The Company is continuing its attempts to grow its business in the managed behavioral healthcare industry through aggressive marketing and development of new products; however, due to the maturity of the market, the Company believes that the ability to grow its current business lines may be limited. In addition, as previously discussed, substantially all of the Company's Commercial segment revenues are derived from Blue Cross Blue Shield health plans and other managed care companies, health insurers and health plans. Certain of the managed care customers of the Company have decided not to renew all or part of their contracts with the Company, and to instead manage the behavioral healthcare services directly for their subscribers.

*Care Trends.* The Company expects that the Commercial care trend factor for 2010 will be 7 to 9 percent, the Public Sector care trend factor for 2010 will be 1 to 3 percent and the Radiology Benefits Management care trend for 2010 will be 8 to 10 percent.

*Interest Rate Risk.* Changes in interest rates affect interest income earned on the Company's cash equivalents and investments, as well as interest expense on variable interest rate borrowings under the Company's 2009 Credit Facility. Based on the amount of cash equivalents and investments and the borrowing levels under the 2009 Credit Facility as of December 31, 2009, a hypothetical 10 percent increase or decrease in the interest rate associated with these instruments, with all other variables held constant, would not materially affect the Company's future earnings and cash outflows.

**Historical—Liquidity and Capital Resources**

**2009 compared to 2008**

*Operating Activities.* The Company reported net cash provided by operating activities of $268.3 million and $218.6 million for 2008 and 2009, respectively. The $49.7 million decrease in operating cash flows from 2008 to 2009 is primarily attributable to the shift of restricted funds between cash and investments, which results in an operating cash flow change that is directly offset by an investing cash flow change. During 2008, $109.2 million of restricted cash was shifted to restricted investments as compared to 2009, in which $38.5 million of restricted cash was shifted to restricted investments, resulting in a net decrease in operating cash flows between periods of $70.7 million. Also contributing to the decrease in operating cash flows is the decrease in interest income of $10.8 million from 2008 to 2009. Partially offsetting these items is the year over year reduction in the funding of restricted cash for a risk radiology contract of $11.7 million, the increase in segment profit of $7.6 million from 2008, the release of restricted cash in 2009 of $7.1 million associated with a contract that terminated in 2007 and other net favorable items of $5.4 million.

During 2009, the Company's restricted cash decreased $32.7 million. The change in restricted cash is attributable to the shift of restricted cash of $38.5 million to restricted investments and the reduction in restricted cash of $7.1 million associated with a contract that terminated in 2007, partially offset by an increase in restricted cash of $9.5 million associated with the Company's regulated entities and other net increases of $3.4 million. The majority of the increase in restricted cash for the Company's regulated entities is related to funding to satisfy increased equity requirements.

*Investing Activities.* The Company utilized $36.3 million and $33.2 million during 2008 and 2009, respectively, for capital expenditures. The majority of the capital expenditures for 2008 and 2009 are related to management information systems and related equipment. The Company used net cash of $176.0 million and $0.8 million for the net purchase of "available for sale" investments during the 2008 and 2009, respectively.

During 2008, the Company made the final working capital payment of $0.4 million related to the acquisition of ICORE and settled the $25.0 million deferred payment associated with the acquisition of ICORE. During 2009, the Company acquired First Health Services for $115.4 million (which is net of cash acquired as of the close date of $2.0 million).

*Financing Activities.* During 2008, the Company had $14.0 million of debt and capital lease payments, paid $136.2 million for the repurchase of Company stock in accordance with its share buy-back program and had other net financing cash flow uses of $1.3 million. In addition, the Company received $12.9 million from the exercise of stock options and warrants, and obtained tax benefits of $7.5 million from the exercise of stock options and vesting of stock awards.

During 2009, the Company paid $89.7 million on the repurchase of common stock in accordance with its share buy-back program and had other net financing cash flow uses of $0.2 million. In addition, the Company received $2.6 million from the exercise of stock options and warrants, and obtained tax benefits of $2.9 million from the exercise of stock options and vesting of stock awards.

**2008 compared to 2007**

*Operating Activities.* The Company's net cash provided by operating activities for 2007 and 2008 totaled $194.6 million and $268.3 million, respectively. The $73.7 million increase in operating cash flows from 2007 to 2008 is primarily attributable to the shift of restricted cash to restricted investments, which results in an operating cash flow source that is directly offset by an investing cash flow use. During 2008, $108.7 million of restricted cash was shifted to restricted investments as compared to 2007 in which $15.0 million of restricted investments were shifted to restricted cash. As such, the year over year impact results in a $123.7 million increase in operating cash flows. In addition, the funding of restricted cash associated with the Company's regulated entities in 2008 was $36.1 million lower than 2007, mainly due to the initial funding required for the Maricopa Contract in 2007.

Partially offsetting these items is the build-up of receivables and inventory of $20.5 million associated with the growth experienced in the specialty pharmaceutical management business segment, the reduction from 2007 in the build-up of medical claims payable and other liabilities of $14.8 million associated with the risk-based radiology contracts and the funding of restricted cash in 2008 of $13.3 million associated with a risk-based radiology contract. In addition, the Company's operating cash flows were negatively impacted by the decrease in interest income and segment profit of $6.8 million and $3.7 million, respectively, from 2007 to 2008, higher current year payments associated with claims run-out for terminated contacts, with 2007 and 2008 run-out payments of $8.8 million and $13.9 million, respectively, and other net unfavorable variances of $21.9 million associated with working capital changes.

During 2008, the Company's restricted cash decreased $60.4 million, with $108.7 million of this decrease attributable to the shift of a portion of the Company's restricted cash to restricted investments. Partially offsetting this item is the funding of restricted cash of $13.3 million associated with a risk-based radiology contract, the increase in restricted cash of $34.8 million associated with the Company's regulated entities and other net increases of $0.2 million. Of the increase in restricted cash associated with the Company's regulated entities, $30.3 million is offset by changes in other assets and liabilities, primarily medical claims payable and other medical liabilities, thus having no impact on operating cash flows.

*Investing Activities.* The Company utilized $47.6 million and $36.3 million during 2007 and 2008, respectively, for capital expenditures. During 2007, the Company incurred capital expenditures of $15.0 million related to the implementation and start-up of the Maricopa County contract, with $7.0 million of this total attributable to fixed assets related to clinics that were purchased from Value Options. During 2008, capital expenditures associated with the Maricopa County contract totaled $6.5 million.

During 2007, the Company received net cash of $0.7 million from the net maturity of "available-for-sale" investments, with the Company using net cash of $176.0 million during 2008 for the net purchase of "available-for-sale" investments. The net purchase of investments during 2008 is primarily attributable to a shift of restricted cash of $108.7 million to restricted investments, as noted above. In addition, the Company purchased short-term investments from the cash generated from its operations.

During 2007 and 2008, the Company made working capital payments of $17.8 million and $0.4 million, respectively, related to the acquisition of ICORE, with the payment made during 2008 representing the final ICORE working capital payment. In addition, during 2008 the Company settled the $25.0 million deferred payment associated with the acquisition of ICORE with the previous unitholders of ICORE.

*Financing Activities.* During 2007, the Company received proceeds of $32.4 million from the exercise of stock options and warrants, and obtained a tax benefit of $14.4 million from the exercise of stock options. In addition, the Company had $27.9 million of debt and capital lease payments and had other net financing cash flow uses of $0.2 million.

During 2008, the Company made payments of $136.2 million, including broker commissions, for the repurchase of Company stock in accordance with its share buy-back program, had $14.0 million of debt and capital lease payments, and had other net financing cash flow uses of $1.3 million In addition, the Company received proceeds of $12.9 million from the exercise of stock options and warrants, and obtained tax benefits of $7.5 million from the exercise of stock options and vesting of stock awards.

***Outlook—Liquidity and Capital Resources***

*Liquidity.* During 2010, the Company expects to fund its estimated capital expenditures of $38 to $48 million with cash from operations. The Company does not anticipate that it will need to draw on amounts available under the 2009 Credit Facility for its operations, capital needs or debt service in 2010. The Company also currently expects to have adequate liquidity to satisfy its existing financial commitments over the periods in which they will become due. The Company maintains its current investment strategy of investing in a diversified, high quality, liquid portfolio of investments and continues to closely monitor the situation in the financial and credit markets. The Company estimates that it has no risk of any material permanent loss on its investment portfolio; however, there can be no assurance that the Company will not experience any such losses in the future.

The following table sets forth the future financial commitments of the Company as of the December 31, 2009 (in thousands):

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less than 1 year** | **1–3 years** | **3–5 years** | **More than 5 years** |
| Operating leases(1) | $ 51,281 | $21,397 | $28,770 | $1,114 | $— |
| Purchase commitments(2) | 515 | 515 | — | — | — |
| FIN 48 liabilities(3) | 113,100 | — | — | — | — |
| | $164,896 | $21,912 | $28,770 | $1,114 | $— |

(1) Operating lease obligations include estimated future lease payments for both open and closed offices.

(2) Purchase commitments include open purchase orders as of December 31, 2009 relating to ongoing capital expenditure and operational activities.

(3) The Company is unable to make a reasonably reliable estimate of the period of the cash settlement with the respective taxing authorities for the $113.1 million balance of its tax contingency reserves. See further discussion in Note 7—"Income Taxes" to the consolidated financial statements set forth elsewhere herein.

In addition to the contractual obligations and commitments discussed above, the Company has a variety of other contractual agreements related to acquiring materials and services used in the Company's operations. However, the Company does not believe these other agreements contain material noncancelable commitments.

*Stock Repurchase.* On July 30, 2008 the Company's board of directors approved a stock repurchase plan which authorized the Company to purchase up to $200 million of its outstanding common stock through January 31, 2010. Stock repurchases under the program could be executed through open market repurchases, privately negotiated transactions, accelerated share repurchases or other means. The board of directors authorized management to execute stock repurchase transactions under the program from time to time and in such amounts and via such methods as management deemed appropriate. The stock repurchase program could be limited or terminated at any time without prior notice. Pursuant to this program, the Company made open market purchases of 1,859,959 shares of the Company's common stock at an average share price of $34.39 per share for an aggregate cost of $64.0 million (excluding broker commissions) during the period January 1, 2009 through April 7, 2009, which was the date that the repurchase program was completed, the $200 million authorization having been exhausted.

On July 28, 2009 the Company's board of directors approved a stock repurchase plan which authorizes the Company to purchase up to $100 million of its outstanding common stock through July 28, 2011. Stock repurchases under the program may be executed through open market repurchases, privately negotiated transactions, accelerated share repurchases or other means. The board of directors authorized management to execute stock repurchase transactions under the program from time to time and in such amounts and via such methods as management deems appropriate. The stock repurchase program may be limited or terminated at any time without prior notice. Pursuant to this program, the Company made open market purchases of 782,400 shares of the Company's common stock at an average price of $32.75 per share for an aggregate cost of $25.6 million (excluding broker commissions) during the period from August 17, 2009 through December 31, 2009.

During the period from January 1, 2010 through February 25, 2010, the Company made additional open market purchases of 16,200 shares at an aggregate cost of $0.6 million, excluding broker commissions.

*Off-Balance Sheet Arrangements.* As of December 31, 2009, the Company has no material off-balance sheet arrangements.

*2009 Credit Facility.* On April 29, 2009, the Company entered into an amendment to the 2008 Credit Facility with Deutsche Bank AG, Citibank, N.A., and Bank of America, N.A. that provides for an $80.0 million Revolving Loan Commitment for the issuance of letters of credit for the account of the Company with a sublimit of up to $30.0 million for revolving loans (the "2009 Credit Facility"). Borrowings under the 2009 Credit Facility will mature on April 28, 2010. The 2009 Credit Facility is guaranteed by substantially all of the subsidiaries of the Company and is secured by substantially all of the assets of the Company and the subsidiary guarantors.

Under the 2009 Credit Facility, the annual interest rate on Revolving Loan borrowings bear interest at a rate equal to (i) in the case of U.S. dollar denominated loans, the sum of a borrowing margin of 2.25 percent plus the higher of the prime rate or one-half of one percent in excess of the overnight "federal funds" rate, or (ii) in the case of Eurodollar denominated loans, the sum of a borrowing margin of 3.25 percent plus the Eurodollar rate for the selected interest period. The Company has the option to borrow in U.S. dollar denominated loans or Eurodollar denominated loans at its discretion. Letters of Credit issued under the Revolving Loan Commitment bear interest at the rate of 3.375 percent. The commitment commission on the 2009 Credit Facility is 0.625 percent of the unused Revolving Loan Commitment.

*Restrictive Covenants in Debt Agreements.* The 2009 Credit Facility contains covenants that limit management's discretion in operating the Company's business by restricting or limiting the Company's ability, among other things, to:

- incur or guarantee additional indebtedness or issue preferred or redeemable stock;
- pay dividends and make other distributions;
- repurchase equity interests;
- make certain advances, investments and loans;
- enter into sale and leaseback transactions;
- create liens;
- sell and otherwise dispose of assets;
- acquire or merge or consolidate with another company; and
- enter into some types of transactions with affiliates.

These restrictions could adversely affect the Company's ability to finance future operations or capital needs or engage in other business activities that may be in the Company's interest.

The 2009 Credit Facility also requires the Company to comply with specified financial ratios and tests. Failure to do so, unless waived by the lenders under the 2009 Credit Facility pursuant to its terms, would result in an event of default under the 2009 Credit Facility.

Although the 2009 Credit Facility expires on April 28, 2010, the Company believes it will be able to obtain a new facility or, if not, to use cash on hand to fund letters of credit and other liquidity needs.

*Net Operating Loss Carryforwards.* The Company estimates that it has reportable federal NOLs as of December 31, 2009 of approximately $54.9 million available to reduce future federal taxable income. These estimated NOLs expire in 2011 through 2020 and are subject to examination and adjustment by the IRS. In addition, the Company's utilization of such NOLs is subject to limitation under Section 382, which affects the timing of the use of these NOLs. At this time, the Company does not believe these limitations will limit the Company's ability to use any federal NOLs before they expire. Although the Company has NOLs that may be available to offset future taxable income, the Company may be subject to Federal Alternative Minimum Tax.

As of December 31, 2009, the Company's valuation allowances against deferred tax assets were $7.3 million, mostly relating to uncertainties regarding the eventual realization of certain state NOLs. Determination of the amount of deferred tax assets considered realizable required significant judgment and estimation. Changes in these estimates in the future could materially affect the Company's financial condition and results of operations.

**Recent Accounting Pronouncements**

In June 2009, the Financial Accounting Standards Board ("FASB") established the FASB Accounting Standards Codification ("ASC") as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles ("GAAP"). This statement has been incorporated into ASC 105. This guidance explicitly recognizes rules and interpretive releases of the SEC under federal securities laws as authoritative GAAP for SEC registrants. Such guidance is effective for financial statements issued for interim and annual reporting periods ending after September 15, 2009 (the quarter ending September 30, 2009 for the Company) and will not have an impact on the Company's results of operations or financial condition, but will change the referencing system for accounting standards. All public filings of the Company will now reference the ASC as the sole source of authoritative literature.

In December 2007, the FASB issued SFAS No. 141(R) "Business Combinations." This statement has been incorporated into ASC 805 "Business Combinations" ("ASC 805"). This guidance requires the acquiring entity in a business combination to record all assets acquired and liabilities assumed at their respective acquisition date fair values and changes other practices, some of which could have a material impact on how the Company accounts for future business combinations. This guidance also requires additional disclosure of information surrounding a business combination, such that users of the entity's financial statements can fully understand the nature and financial impact of the business combination. The Company adopted this guidance in the Company's year beginning January 1, 2009. Prior to 2009, reversals of both valuation allowances and unrecognized tax benefits were, in most instances, recorded as adjustments to goodwill. As a result of the adoption, all such reversals, except as discussed below, will now be recorded as reductions to income tax expense. Accordingly, the Company's income tax expense for 2009 was reduced by $2.0 million related to those reversals occurring within the current year. Also as a result of such adoption, beginning in 2009 only those changes occurring during the measurement period subsequent to an acquisition will be recorded to goodwill. The adoption of this guidance did not have a material impact on the year ended December 31, 2009 related to the acquisition of First Health Services.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements". This statement has been incorporated into ASC 810 "Consolidation" ("ASC 810"). This guidance requires entities to report non-controlling (minority) interests in subsidiaries as equity in the consolidated financial statements. The Company adopted this guidance in the Company's year beginning January 1, 2009. The adoption of this guidance did not have a material impact on the consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position ("FSP") SFAS 115-2 and SFAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments." These statements have been incorporated into ASC 320 "Investments" ("ASC 320"). This guidance modifies the recognition requirements for other-than-temporary impairments of debt securities and enhances existing disclosures with respect to other-than-temporary impairments of debt and equity securities, including the credit and non-credit components of impaired debt securities expected to be sold. Such guidance is effective for interim and annual reporting periods ending after June 15, 2009 (the quarter ending June 30, 2009 for the Company). The adoption of this guidance did not have a material impact on the consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 107-1 and Accounting Principles Board ("APB") Opinion No. 28-1, "Interim Disclosures about Fair Value of Financial Instruments". This guidance amends SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." These statements have been incorporated into ASC 825 "Financial Instruments" ("ASC 825"). This guidance requires disclosures, in interim reporting periods and in financial statements for annual reporting periods, regarding the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not on the balance sheet and also amends prior guidance on interim financial reporting, to require entities to disclose the methods and significant assumptions used to estimate the fair value of financial instruments and describe changes in methods and significant assumptions, in both interim and annual financial statements. Such guidance is effective for interim reporting periods ending after June 15, 2009 (the quarter ending June 30, 2009 for the Company). While the adoption of this guidance impacted the Company's disclosures, it did not have an impact on the Company's results of operations or financial condition.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events". This statement has been incorporated into ASC 855 "Subsequent Events" ("ASC 855"). This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued and is effective for financial statements issued for interim and annual reporting periods ending after June 15, 2009 (the quarter ending June 30, 2009 for the Company). Accordingly, the Company evaluated subsequent events for recognition and disclosure through the filing date of this Form 10-K. The adoption of this guidance did not have an impact on the Company's results of operations or financial condition.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46R" ("SFAS 167"). SFAS 167 amends FASB Interpretation ("FIN") No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46R") to require an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. This statement requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This statement is effective for fiscal years beginning after November 15, 2009. Accordingly, the Company will adopt SFAS 167 on January 1, 2010. The Company does not expect the adoption of this standard to have a material impact on the consolidated financial statements. This statement has not yet been reflected in the ASC.

**Item 7A. Quantitative and Qualitative Disclosures about Market Risk**

Changes in interest rates affect interest income earned on the Company's cash equivalents and restricted cash and investments, as well as interest expense on variable interest rate borrowings under the 2009 Credit Facility. Based on the Company's investment balances, and the borrowing levels under the 2009 Credit Facility as of December 31, 2009, a hypothetical 10 percent increase or decrease in the interest rate associated with these instruments, with all other variables held constant, would not materially affect the Company's future earnings and cash outflows.

**Item 8. Financial Statements and Supplementary Data**

Information with respect to this item is contained in the Company's consolidated financial statements set forth elsewhere herein and financial statement schedule indicated in the Index on Page F-1 of this Report on Form 10-K, and is included herein.

**Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

**Item 9A. Controls and Procedures**

**EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES**

The Company's management evaluated, with the participation of the Company's principal executive and principal financial officers, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of December 31, 2009. Based on their evaluation, management has concluded that the Company's disclosure controls and procedures were effective as of December 31, 2009. Management's assessments of the effectiveness of the Company's disclosure controls and procedures excludes the evaluation of the Company's internal controls over reporting of First Health Services, which was acquired by the Company on July 31, 2009.

**CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING**

In the fourth quarter ended December 31, 2009, there have been no changes in the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

**MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING**

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company's internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company assessed the effectiveness of internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in its statement "Internal Control-Integrated Framework."

Based on this assessment, management has concluded that, as of December 31, 2009, internal control over financial reporting is effective based on these criteria.

Management's assessment of the effectiveness of internal control over financial reporting excludes the evaluation of the internal controls over reporting of First Health Services, which was acquired by the Company on July 31, 2009. These operations represent 9 percent and 12 percent of total and net assets of the Company, respectively, as of December 31, 2009 and 2 percent and 4 percent of revenues and Segment Profit, respectively, of the Company for the year then ended.

The Company's independent registered public accounting firm has issued an audit report on the Company's internal control over financial reporting. This report dated February 26, 2010 appears on page 63 of this Form 10-K.

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Magellan Health Services, Inc.

We have audited Magellan Health Services, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of First Health Services Corporation, FHC, Inc. and Provider Synergies, LLC (collectively "First Health Services") which are included in the 2009 consolidated financial statements of the Company and collectively constituted 9 percent and 12 percent of total and net assets, respectively, as of December 31, 2009 and 2 percent and 4 percent of revenues and segment profit, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company did not include an evaluation of the internal control over financial reporting of First Health Services.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Magellan Health Services, Inc. as of December 31, 2008 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 of Magellan Health Services, Inc. and our report dated February 26, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Baltimore, Maryland
February 26, 2010

**Item 9B. Other Information**

None.

## PART III

The information required by Items 10 through 14 is incorporated by reference to the Registrant's definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, within 120 days after December 31, 2009, except for the following information required by Item 12 of this Part III.

**Securities Authorized for Issuance under Equity Compensation Plans**

The following table sets forth certain information as of December 31, 2009 with respect to the Company's compensation plans under which equity securities are authorized for issuance:

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 5,065,967(1) | $38.08 | 2,514,255(2) |
| Equity compensation plans not approved by security holders | — | — | — |
| Total | 5,065,967(1) | $38.08 | 2,514,255(2) |

(1) Excludes shares of restricted stock held by employees or awarded to employees and the Company's directors. Additionally excludes 119,124 options issued to certain employees (mainly related to 100,000 options granted to employees that were previously employed by ICORE and 19,124 options granted to employees previously employed by NIA).

(2) Consists of shares remaining available for issuance as of December 31, 2009 under the Company's equity compensation plans (pursuant to which the Company may issue stock options, restricted stock awards, stock bonuses, stock purchase rights and other equity incentives), after giving effect to the shares issuable upon the exercise of outstanding options, warrants and rights and the shares of restricted stock issued as referred to in footnote (1) above.

For further discussion, see Note 6—"Stockholders' Equity" to the consolidated financial statements set forth elsewhere herein.

## PART IV

**Item 15. Exhibits, Financial Statement Schedule and Additional Information**

(a) Documents furnished as part of the Report:

**1. Financial Statements**

Information with respect to this item is contained on Pages F-1 to F-44 of this Report on Form 10-K.

**2. Financial Statement Schedule**

Information with respect to this item is contained on page S-1 of this Report on Form 10-K.

### 3. Exhibits

| Exhibit No. | Description of Exhibit |
|---|---|
| 2.1 | Agreement and Plan of Merger, dated June 27, 2006, among Magellan Health Services, Inc., Green Spring Health Services Inc., Magellan Sub Co. II, Inc., and Icore Healthcare LLC, which was filed as Exhibit 2.1 to the Company's Quarterly report on Form 10-Q for the quarterly period ended June 30, 2006, which was filed on July 28, 2006, and is incorporated herein by reference. |
| 2.2 | Purchase Agreement, dated June 4, 2009 by and among Coventry Health Care, Inc., Coventry Management Services, Inc., First Health Group Corp. and Magellan Health Services, Inc., which was filed as Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, which was filed on July 31, 2009 and is incorporated herein by reference. |
| 3.1 | Amended and Restated Certificate of Incorporation of the Company, which was filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the period ended December 31, 2004, which was filed on March 30, 2004, and is incorporated herein by reference. |
| 3.2 | Bylaws of the Company, which were filed as Exhibit 3.1 to the Company's current report on Form 8-K, which was filed on November 5, 2004, and is incorporated herein by reference. |
| 3.3 | Amendments to Sections 2 and 3 of Article IV of the Company's Bylaws, adopted February 25, 2008, which were filed as Exhibit 3.2 to the Company's current report on Form 8-K, which was filed on February 25, 2008 and is incorporated herein by reference. |
| 3.4 | Bylaws of the company, which were filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, which was filed on May 2, 2008, and is incorporated herein by reference. |
| 4.1 | Credit Agreement, dated January 5, 2004, among the Company, various lenders listed therein and Deutsche Bank AG, New York Branch, as administrative agent, which was filed as Exhibit 2.2 to the Company's current report on Form 8-K, which was filed January 6, 2004, and is incorporated herein by reference. |
| 4.2 | Indenture, dated as of January 5, 2004, between the Company and HSBC Bank USA, as trustee, relating to the 9⅜% Series A Senior Notes due 2008 and the 9⅜% Series B Senior Notes due 2008 of the Company, which was filed as Exhibit 2.3 to the Company's current report on Form 8-K, which was filed January 6, 2004 and is incorporated herein by reference. |
| 4.3 | Warrant Agreement, dated as of January 5, 2004, between the Company and Wachovia Bank, National Association, as Warrant Agent, which was filed as Exhibit 2.5 to the Company's current report on Form 8-K, which was filed January 6, 2004, and is incorporated herein by reference. |
| 4.4 | Amendment No. 1 to the Warrant Agreement, dated as of January 7, 2004, between the Company and Wachovia Bank, National Association, as Warrant Agent, which was filed as Exhibit 10.1 to the Company's current report on Form 8-K, which was filed January 7, 2004, and is incorporated herein by reference. |
| 4.5 | Amended and Restated Warrant Agreement, dated as of January 5, 2004, between the Company and Wachovia Bank, National Association, as Warrant Agent, which was filed as Exhibit 10.2 to the Company's current report on Form 8-K, which was filed January 7, 2004, and is incorporated herein by reference. |

| Exhibit No. | Description of Exhibit |
|---|---|
| 4.6 | Amendment to Credit Agreement, dated as of October 22, 2004, which was filed as Exhibit 10.1 to the Company's Quarterly report on Form 10-Q for the quarterly period ended September 30, 2004, which was filed on October 29, 2004, and is incorporated herein by reference. |
| 4.7 | Credit Agreement, dated April 30, 2008, among the Company, various lenders listed therein and Deutsche Bank AG, as administrative agent, which was filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, which was filed on May 2, 2008, and is incorporated herein by reference. |
| 4.8 | Second Amendment to Credit Agreement, dated as of April 29, 2009, among Magellan Health Services, Inc., various lenders and Deutsche Bank AG New York Branch, as administrative agent, which was filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, which was filed on April 30, 2009 and is incorporated herein by reference. |
| *10.1 | Employment Agreement, dated January 5, 2004, between the Company and Steven J. Shulman, Chairman and Chief Executive Officer of the Company, which was filed as Exhibit 2.11 to the Company's current report on Form 8-K/A, which was filed January 7, 2004, and is incorporated herein by reference. |
| *10.2 | Amendment to the January 5, 2004 Employment Agreement between the Company and Steven J. Shulman, Chairman and Chief Executive Officer of the Company, dated as of January 3, 2006, which was filed as Exhibit 10.5 to the Company's current report on Form 8-K, which was filed on January 9, 2006, and is incorporated herein by reference. |
| *10.3 | Employment Agreement, dated January 5, 2004, between the Company and René Lerer, M.D, President and Chief Operating Officer of the Company, which was filed as Exhibit 2.12 to the Company's current report on Form 8-K/A, which was filed January 7, 2004, and is incorporated herein by reference |
| *10.4 | Amendment to the January 5, 2004 Employment Agreement between the Company and Rene Lerer, M.D., President and Chief Operating Officer of the Company, dated as of January 3, 2006, which was filed as Exhibit 10.6 to the Company's current report on Form 8-K, which was filed on January 9, 2006, and is incorporated herein by reference. |
| *10.5 | Employment Agreement, dated January 5, 2004, between the Company and Mark S. Demilio, Executive Vice President and Chief Financial Officer of the Company, which was filed as Exhibit 2.13 to the Company's current report on Form 8-K/A, which was filed January 7, 2004, and is incorporated herein by reference. |
| *10.6 | Amendment to the January 5, 2004 Employment Agreement between the Company and Mark S. Demilio, Executive Vice President and Chief Financial Officer of the Company, dated as of January 3, 2006, which was filed as Exhibit 10.7 to the Company's current report on Form 8-K, which was filed on January 9, 2006, and is incorporated herein by reference. |
| *10.7 | Employment Agreement, dated January 17, 2005, between the Company and Daniel N. Gregoire, Executive Vice President, General Counsel and Secretary of the Company, which was filed as Exhibit 99.1 to the Company's current report on Form 8-K, which was filed on January 18, 2005, and is incorporated herein by reference. |
| *10.8 | Employment Agreement, dated December 17, 2003, between the Company and Eric Reimer, Chief Growth Officer, which was filed as Exhibit 99.1 to the Company's current report on Form 8-K, which was filed on June 30, 2005, and is incorporated herein by reference. |

| Exhibit No. | Description of Exhibit |
|---|---|
| *10.9 | Amendment to Employment Agreement, dated December 17, 2003, between the Company and Eric Reimer, Chief Growth Officer, which was filed as Exhibit 99.2 to the Company's current report on Form 8-K, which was filed on June 30, 2005, and is incorporated herein by reference. |
| *10.10 | Letter Agreement, dated June 22, 2005, between the Company and Eric Reimer, Chief Growth Officer, which was filed as Exhibit 99.3 to the Company's current report on Form 8-K, which was filed on June 30, 2005, and is incorporated herein by reference. |
| *10.11 | Magellan Health Services, Inc.—2003 Management Incentive Plan, effective as of January 5, 2004, which was filed as Exhibit 2.14 to the Company's current report on Form 8-K, which was filed January 6, 2004, and is incorporated herein by reference. |
| *10.12 | Magellan Health Services, Inc.—2005 Director Stock Compensation Plan, effective as of March 3, 2005, which was filed as Appendix B to the Company's definitive proxy statement, filed on April 18, 2005, and is incorporated herein by reference. |
| *10.13 | Form of Stock Option Agreement, relating to options granted under the Company's 2003 Management Incentive Plan, which was filed as Exhibit 10.1 to the Company's current report on Form 8-K, which was filed on March 17, 2005, and is incorporated herein by reference. |
| *10.14 | Form of First Amendment to Stock Option Agreement, relating to options granted under the Company's 2003 Management Incentive Plan, which was filed as Exhibit 10.1 to the Company's current report on Form 8-K, which was filed on January 9, 2006, and is incorporated herein by reference. |
| *10.15 | Form of Notice of March 2005 Stock Option Grant, relating to options granted under the Company's 2003 Management Incentive Plan, which was filed as Exhibit 10.2 to the Company's current report on Form 8-K, which was filed on March 17, 2005, and is incorporated herein by reference. |
| *10.16 | Form of Restricted Stock Agreement, relating to restricted shares granted under the Company's 2003 Management Incentive Plan, which was filed as Exhibit 10.3 to the Company's current report on Form 8-K, which was filed on March 17, 2005, and is incorporated herein by reference. |
| *10.17 | Form of Notice of March 2005 Restricted Stock Award, relating to restricted shares granted under the Company's 2003 Management Incentive Plan, which was filed as Exhibit 10.4 to the Company's current report on Form 8-K, which was filed on March 17, 2005, and is incorporated herein by reference. |
| *10.18 | First form of Notice of Stock Option Grant, relating to options granted under the Company's 2003 Management Incentive Plan and dated as of January 5, 2004, between the Company and Steven J. Shulman, Chief Executive Officer of the Company, Rene Lerer, Chief Operating Officer of the Company, and Mark S. Demilio, Chief Financial Officer of the Company, which was filed as Exhibit 10.5 to the Company's current report on Form 8-K, which was filed on March 17, 2005, and is incorporated herein by reference. |
| *10.19 | First form of Notice of Amendment of Stock Option Grant, relating to options granted under the Company's 2003 Management Incentive Plan and dated as of January 3, 2006, between the Company and Steven J. Shulman, Chief Executive Officer of the Company, Rene Lerer, Chief Operating Officer of the Company, and Mark S. Demilio, Chief Financial Officer of the Company, which was filed as Exhibit 10.2 to the Company's current report on Form 8-K, which was filed on January 9, 2006, and is incorporated herein by reference. |

| Exhibit No. | Description of Exhibit |
|---|---|
| *10.20 | Second form of Notice of Stock Option Grant, relating to options granted under the Company's 2003 Management Incentive Plan and dated as of January 5, 2004, between the Company and Steven J. Shulman, Chief Executive Officer of the Company, Rene Lerer, Chief Operating Officer of the Company, and Mark S. Demilio, Chief Financial Officer of the Company, which was filed as Exhibit 10.6 to the Company's current report on Form 8-K, which was filed on March 17, 2005, and is incorporated herein by reference. |
| *10.21 | Second form of Notice of Amendment of Stock Option Grant, relating to options granted under the Company's 2003 Management Incentive Plan and dated as of January 3, 2006, between the Company and Steven J. Shulman, Chief Executive Officer of the Company, Rene Lerer, Chief Operating Officer of the Company, and Mark S. Demilio, Chief Financial Officer of the Company, which was filed as Exhibit 10.3 to the Company's current report on Form 8-K, which was filed on January 9, 2006, and is incorporated herein by reference. |
| *10.22 | Third form of Notice of Stock Option Grant, relating to options granted under the Company's 2003 Management Incentive Plan and dated as of January 5, 2004, between the Company and Steven J. Shulman, Chief Executive Officer of the Company, Rene Lerer, Chief Operating Officer of the Company, and Mark S. Demilio, Chief Financial Officer of the Company, which was filed as Exhibit 10.7 to the Company's current report on Form 8-K, which was filed on March 17, 2005, and is incorporated herein by reference. |
| *10.23 | Third form of Notice of Amendment of Stock Option Grant, relating to options granted under the Company's 2003 Management Incentive Plan and dated as of January 3, 2006, between the Company and Steven J. Shulman, Chief Executive Officer of the Company, Rene Lerer, Chief Operating Officer of the Company, and Mark S. Demilio, Chief Financial Officer of the Company, which was filed as Exhibit 10.4 to the Company's current report on Form 8-K, which was filed on January 9, 2006, and is incorporated herein by reference. |
| *10.24 | Form of Notice of Restricted Stock Award, relating to restricted shares granted under the Company's 2003 Management Incentive Plan and dated as of January 5, 2004, between the Company and Steven J. Shulman, Chief Executive Officer of the Company, Rene Lerer, Chief Operating Officer of the Company and Mark S. Demilio, Chief Financial Officer of the Company, which was filed as Exhibit 10.8 to the Company's current report on Form 8-K, which was filed on March 17, 2005, and is incorporated herein by reference. |
| *10.25 | Notice of Restricted Stock Award, relating to restricted shares granted under the Company's 2003 Management Incentive Plan and dated as of January 5, 2004, between the Company and Steven J. Shulman, Chief Executive Officer of the Company, which was filed as Exhibit 10.9 to the Company's current report on Form 8-K, which was filed on March 17, 2005, and is incorporated herein by reference. |
| *10.26 | Supplemental Accumulation Plan, adopted in 2002, which was filed as Exhibit 10.10 to the Company's current report on Form 8-K, which was filed on March 17, 2005, and is incorporated herein by reference. |
| *10.27 | Form of Stock Option Agreement, relating to the 2006 Management Incentive Plan, which was filed as Exhibit 10.1 to the Company's current report on Form 8-K, which was filed on May 22, 2006, and is incorporated herein by reference. |
| *10.28 | Form of Notice of Stock Option Grant, pursuant to the 2006 Management Incentive Plan, which was filed as Exhibit 10.2 to the Company's current report on Form 8-K, which was filed on May 22, 2006, and is incorporated herein by reference. |
| *10.29 | Form of Restricted Stock Unit Agreement, pursuant to the 2006 Management Incentive Plan, which was filed as Exhibit 10.3 to the Company's current report on Form 8-K, which was filed on May 22, 2006, and is incorporated herein by reference. |

| Exhibit No. | Description of Exhibit |
|---|---|
| *10.30 | Form of Notice of Restricted Stock Unit Award, pursuant to the 2006 Management Incentive Plan, which was filed as Exhibit 10.4 to the Company's current report on Form 8-K, which was filed on May 22, 2006, and is incorporated herein by reference. |
| *10.31 | Form of Restricted Stock and Stock Option Award Agreement, pursuant to the 2006 Director Equity Compensation Plan, which was filed as Exhibit 10.5 to the Company's current report on Form 8-K, which was filed on May 22, 2006, and is incorporated herein by reference. |
| *10.32 | Magellan Health Services, Inc.—2006 Management Incentive Plan, effective as of May 16, 2006, which was filed as Exhibit 10.1 to the Company's Quarterly report on Form 10-Q for the quarterly period ended June 30, 2006, which was filed on July 28, 2006, and is incorporated herein by reference. |
| *10.33 | Magellan Health Services, Inc.—2006 Director Equity Compensation Plan, effective as of May 16, 2006, which was filed as Exhibit 10.2 to the Company's Quarterly report on Form 10-Q for the quarterly period ended June 30, 2006, which was filed on July 28, 2006, and is incorporated herein by reference. |
| *10.34 | Magellan Health Services, Inc.—2006 Employee Stock Purchase Plan, effective as of May 16, 2006 which was filed as Exhibit 10.3 to the Company's Quarterly report on Form 10-Q for the quarterly period ended June 30, 2006, which was filed on July 28, 2006, and is incorporated herein by reference. |
| *10.35 | Amended and Restated Supplemental Accumulation Plan, effective as of January 1, 2005, which was filed as Exhibit 10.1 to the Company's Quarterly report on Form 10-Q for the quarter ended September 30, 2006, which was filed on October 26, 2006, and is incorporated herein by reference. |
| *10.36 | Amendment to Employment Agreement, dated July 28, 2006, between the Company and Jeffrey N. West, Senior Vice President and Controller of the Company, which was filed as Exhibit 10.2 to the Company's Quarterly report on Form 10-Q for the quarter ended September 30, 2006, which was filed on October 26, 2006, and is incorporated herein by reference. |
| *10.37 | Amendment to Employment Agreement, dated July 28, 2006, between the Company and Eric Reimer, Chief Growth Officer of the Company, which was filed as Exhibit 10.3 to the Company's Quarterly report on Form 10-Q for the quarter ended September 30, 2006, which was filed on October 26, 2006, and is incorporated herein by reference. |
| *10.38 | Amendment to Employment Agreement, dated July 28, 2006, between the Company and Daniel N. Gregoire, Executive Vice President, General Counsel and Secretary of the Company, which was filed as Exhibit 10.4 to the Company's Quarterly report on Form 10-Q for the quarter ended September 30, 2006, which was filed on October 26, 2006, and is incorporated herein by reference. |
| *10.39 | Employment Agreement, dated August 2, 2004, between the Company and R. Caskie Lewis-Clapper, Chief Human Resources Officer, which was filed as Exhibit 10.39 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference. |
| *10.40 | Amendment to Employment Agreement, dated July 28, 2006, between the Company and R. Caskie Lewis-Clapper, Chief Human Resources Officer, which was filed as Exhibit 10.40 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference. |
| *10.41 | Employment Agreement dated February 19, 2008 between the Company and Rene Lerer, M.D., which was filed as Exhibit 10.1 to the Company's current report on Form 8-K, which was filed on February 25, 2008 and is incorporated herein by reference. |

| Exhibit No. | Description of Exhibit |
|---|---|
| *10.42 | Transition Agreement dated February 19, 2008 between the Company and Steven J. Shulman, which was filed as Exhibit 10.2 to the Company's current report on Form 8-K, which was filed on February 25, 2008 and is incorporated herein by reference. |
| *10.43 | Employment Agreement, dated June 27, 2006 between the Company and Raju Mantena, which was filed as Exhibit 10.43 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference. |
| *10.44 | Employment Agreement, dated October 2, 2003, between the Company and Russell Petrella, which was filed as Exhibit 10.44 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference. |
| *10.45 | Amendment to Employment Agreement (Tier II), dated July 28, 2006 between the Company and Russell Petrella, which was filed as Exhibit 10.45 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference. |
| *10.46 | Employment Agreement, dated February 25, 2008, between the Company and Tina Blasi, which was filed as Exhibit 10.46 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference. |
| *10.47 | Amendment to Employment Agreement, dated February 25, 2008, between the Company and Tina Blasi, which was filed as Exhibit 10.47 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference. |
| *10.48 | Form of Stock Option Agreement, relating to options granted under the Company's 2008 Management Incentive Plan, which was filed as Exhibit 10.1 to the Company's current report on Form 8-K, which was filed on May 27, 2008 and is incorporated herein by reference. |
| *10.49 | Form of Notice of March 2008 Stock Option Grant, relating to options granted under the Company's 2008 Management Incentive Plan, which was filed as Exhibit 10.2 to the Company's current report on Form 8-K, which was filed on May 27, 2008 and is incorporated herein by reference. |
| *10.50 | Form of Restricted Stock Unit Agreement, relating to restricted stock units granted under the Company's 2008 Management Incentive Plan, which was filed as Exhibit 10.3 to the Company's current report on Form 8-K, which was filed on May 27, 2008 and is incorporated herein by reference. |
| *10.51 | Form of Notice of Restricted Stock Unit Award, relating to restricted stock units granted under the Company's 2008 Management Incentive Plan, which was filed as Exhibit 10.4 to the Company's current report on Form 8-K, which was filed on May 27, 2008 and is incorporated herein by reference. |
| *10.52 | Employment Agreement, dated August 11, 2008 between the Company and Jonathan Rubin, Chief Financial Officer, which was filed as Exhibit 10.1 to the Company's current report on Form 8-K, which was filed on August 13, 2008, and is incorporated herein by reference. |
| *10.53 | Amendment to Employment Agreement, dated August 11, 2008 between the Company and Jonathan Rubin, Chief Financial Officer, which was filed as Exhibit 10.2 to the Company's current report on Form 8-K, which was filed on August 13, 2008, and is incorporated herein by reference. |

| Exhibit No. | Description of Exhibit |
|---|---|
| *10.54 | Amendment to Employment Agreement, dated May 1, 2008 between the Company and Mark S. Demilio, Executive Vice President and Chief Financial Officer, which was filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, which was filed on May 2, 2008, and is incorporated herein by reference. |
| *10.55 | Magellan Health Services, Inc.—2008 Management Incentive Plan, effective as of February 27, 2008, which was filed as Appendix A to the Company's Definitive Proxy Statement, which was filed on April 11, 2008, and is incorporated herein by reference. |
| *10.56 | Amendment to Employment Agreement, dated December 1, 2008, between the Company and Jeffrey West, Senior Vice President and Controller which was filed as Exhibit 10.56 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference. |
| *10.57 | Amendment to Employment Agreement, dated December 1, 2008, between the Company and Tina Blasi, Chief Executive Officer of NIA which was filed as Exhibit 10.57 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference. |
| *10.58 | Amendment to Employment Agreement, dated December 1, 2008, between the Company and Daniel N. Gregoire, Executive Vice President, General Counsel and Secretary which was filed as Exhibit 10.58 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference. |
| *10.59 | Amendment to Employment Agreement, dated December 1, 2008, between the Company and R. Caskie Lewis-Clapper, Chief Human Resources Officer which was filed as Exhibit 10.59 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference. |
| *10.60 | Amendment to Employment Agreement, dated December 1, 2008, between the Company and Raju Mantena which was filed as Exhibit 10.60 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference. |
| *10.61 | Amendment to Agreements and Documents Governing Restricted Stock Units, dated December 1, 2008, between the Company and Caskie Lewis-Clapper, Chief Human Resources Officer which was filed as Exhibit 10.61 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference. |
| *10.62 | Amendment to Agreements and Documents Governing Restricted Stock Units, dated December 1, 2008, between the Company and Tina Blasi, Chief Executive Officer of NIA which was filed as Exhibit 10.62 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference. |
| *10.63 | Amendment to Agreements and Documents Governing Restricted Stock Units, dated December 1, 2008, between the Company and Jeffrey West, Senior Vice President and Controller which was filed as Exhibit 10.63 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference. |
| *10.64 | Amendment to Agreements and Documents Governing Restricted Stock Units, dated December 1, 2008, between the Company and Daniel N. Gregoire, Executive Vice President, General Counsel and Secretary which was filed as Exhibit 10.64 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference. |
| *10.65 | Amendment to Employment Agreement, as amended and restated December 16, 2008, between the Company and Rene Lerer, M.D, Chief Executive Officer which was filed as Exhibit 10.65 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference. |

| Exhibit No. | Description of Exhibit |
|---|---|
| *10.66 | Amendment to Agreements and Documents Governing Restricted Stock Units, dated December 1, 2008, between the Company and Rene Lerer, Chief Executive Officer which was filed as Exhibit 10.66 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference. |
| *10.67 | Form of Stock Option Agreement, relating to options granted under the Company's 2008 Management Incentive Plan, which was filed as Exhibit 10.1 to the Company's current report on Form 8-K, which was filed on May 4, 2009 and is incorporated herein by reference. |
| *10.68 | Form of Notice of March 2008 Stock Option Grant, relating to options granted under the Company's 2008 Management Incentive Plan, which was filed as Exhibit 10.2 to the Company's current report on Form 8-K, which was filed on May 4, 2009 and is incorporated herein by reference. |
| *10.69 | Form of Restricted Stock Unit Agreement, relating to restricted stock units granted under the Company's 2008 Management Incentive Plan, which was filed as Exhibit 10.3 to the Company's current report on Form 8-K, which was filed on May 4, 2009 and is incorporated herein by reference. |
| *10.70 | Form of Notice of Restricted Stock Unit Award, relating to restricted stock units granted under the Company's 2008 Management Incentive Plan, which was filed as Exhibit 10.4 to the Company's current report on Form 8-K, which was filed on May 4, 2009 and is incorporated herein by reference. |
| *10.71 | Employment Agreement, dated July 28, 2009 between Karen S. Rohan and Magellan Health Services, Inc., which was filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, which was filed on July 31, 2009 and is incorporated herein by reference. |
| *10.72 | Amendment to Employment Agreement, dated July 28, 2009 between Magellan Health Services, Inc. and Karen S. Rohan, which was filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, which was filed on July 31, 2009 and is incorporated herein by reference. |
| #21 | List of subsidiaries of the Company. |
| #23 | Consent of Ernst & Young LLP. |
| #31.1 | Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| #31.2 | Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| †32.1 | Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| †32.2 | Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

* Constitutes a management contract, compensatory plan or arrangement.

# Filed herewith.

† Furnished herewith.

(b) Exhibits Required by Item 601 of Regulation S-K:

Exhibits required to be filed by the Company pursuant to Item 601 of Regulation S-K are contained in a separate volume.

(c) Financial statements and schedules required by Regulation S-X Item 14(d):

(1) Not applicable.

(2) Not applicable.

(3) Information with respect to this item is contained on page S-1 of this Report on Form 10-K.

**4. Additional Information**

The Company will provide to any person without charge, upon request, a copy of its annual Report on Form 10-K (without exhibits) for the year ended December 31, 2009, as filed with the Securities and Exchange Commission. The Company will also provide to any person without charge, upon request, copies of its Code of Ethics for Directors, Code of Ethics for Covered Officers, and Corporate Compliance Handbook for all employees (hereinafter referred to as the "Codes of Ethics"). Any such requests should be made in writing to the Investor Relations Department, Magellan Health Services, Inc., 55 Nod Road, Avon, Connecticut 06001. The documents referred to above and other Securities and Exchange Commission filings of the Company are available on the Company's website at *www.magellanhealth.com*. The Company intends to disclose any future amendments to the provisions of the Codes of Ethics and waivers from such Codes of Ethics, if any, made with respect to any of its directors and executive officers, on its internet site.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

MAGELLAN HEALTH SERVICES, INC.
(Registrant)

Date: February 26, 2010

/s/ JONATHAN N. RUBIN

Jonathan N. Rubin
*Executive Vice President and Chief Financial Officer*
*(Principal Financial Officer)*

Date: February 26, 2010

/s/ JEFFREY N. WEST

Jeffrey N. West
*Senior Vice President and Controller*
*(Principal Accounting Officer)*

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant and in the capacities and on the dates indicated have signed this Report below.

| Signature | Title | Date |
|---|---|---|
| /s/ RENE LERER<br>Rene Lerer | Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer) | February 26, 2010 |
| /s/ ERAN BROSHY<br>Eran Broshy | Director | February 26, 2010 |
| /s/ MICHAEL DIAMENT<br>Michael Diament | Director | February 26, 2010 |
| /s/ WILLIAM D. FORREST<br>William D. Forrest | Director | February 26, 2010 |
| /s/ NANCY L. JOHNSON<br>Nancy L. Johnson | Director | February 26, 2010 |
| /s/ ROBERT M. LE BLANC<br>Robert M. Le Blanc | Director | February 26, 2010 |

| Signature | Title | Date |
|---|---|---|
| /s/ WILLIAM J. MCBRIDE<br>William J. McBride | Director | February 26, 2010 |
| /s/ MICHAEL P. RESSNER<br>Michael P. Ressner | Director | February 26, 2010 |
| /s/ JONATHAN N. RUBIN<br>Jonathan N. Rubin | Executive Vice President and Chief Financial Officer<br>(Principal Financial Officer) | February 26, 2010 |
| /s/ JEFFREY N. WEST<br>Jeffrey N. West | Senior Vice President and Controller<br>(Principal Accounting Officer) | February 26, 2010 |

(This page has been left blank intentionally.)

## MAGELLAN HEALTH SERVICES, INC. AND SUBSIDIARIES
## INDEX TO FINANCIAL STATEMENTS

The following consolidated financial statements of the registrant and its subsidiaries are submitted herewith in response to Item 8 and Item 15(a)1:



The following financial statement schedule of the registrant and its subsidiaries is submitted herewith in response to Item 15(a)2:



All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Magellan Health Services, Inc.

We have audited the accompanying consolidated balance sheets of Magellan Health Services, Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule of the Company for the years ended December 31, 2007, 2008, and 2009 as listed in the Index at Item 15(a)2. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2008 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2009 the Company adopted ASC 805—Business Combinations, previously referred to as Statement of Financial Accounting Standard No. 141(R), *Business Combinations.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Baltimore, Maryland
February 26, 2010

## MAGELLAN HEALTH SERVICES, INC. AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,

### (In thousands, except per share amounts)

| | 2008 | 2009 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 211,825 | $ 196,507 |
| Restricted cash | 192,395 | 159,659 |
| Accounts receivable, less allowance for doubtful accounts of $1,915 and $1,358 at December 31, 2008 and 2009, respectively | 82,076 | 114,434 |
| Short-term investments (restricted investments of $116,112 and $102,922 at December 31, 2008 and 2009, respectively) | 225,372 | 162,922 |
| Deferred income taxes | 58,092 | 57,329 |
| Other current assets (restricted deposits of $17,769 and $15,467 at December 31, 2008 and 2009, respectively) | 52,660 | 62,737 |
| Total Current Assets | 822,420 | 753,588 |
| Property and equipment, net | 88,436 | 108,219 |
| Long-term investments (restricted investments of $8,527 and $60,230 at December 31, 2008 and 2009, respectively) | 8,527 | 67,523 |
| Deferred income taxes | 76,769 | 17,725 |
| Other long-term assets | 3,472 | 2,703 |
| Goodwill | 367,325 | 426,471 |
| Other intangible assets, net | 50,615 | 64,812 |
| Total Assets | $1,417,564 | $1,441,041 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Accounts payable | $ 21,527 | $ 27,086 |
| Accrued liabilities | 96,541 | 93,760 |
| Medical claims payable | 155,860 | 143,669 |
| Other medical liabilities | 99,953 | 104,649 |
| Total Current Liabilities | 373,881 | 369,164 |
| Tax contingencies | 132,588 | 118,859 |
| Deferred credits and other long-term liabilities | 3,022 | 2,526 |
| Total Liabilities | 509,491 | 490,549 |
| Preferred stock, par value $.01 per share Authorized—10,000 shares—Issued and outstanding—none | — | — |
| Ordinary common stock, par value $.01 per share Authorized—100,000 shares at December 31, 2008 and 2009—Issued and outstanding—40,873 shares and 37,006 shares at December 31, 2008, respectively, and 41,044 shares and 34,535 shares at December 31, 2009, respectively | 409 | 410 |
| Multi-Vote common stock, par value $.01 per share Authorized—40,000 shares—Issued and outstanding—none | — | — |
| Other Stockholders' Equity: | | |
| Additional paid-in capital | 589,011 | 614,483 |
| Retained earnings | 449,252 | 555,923 |
| Warrants outstanding | 5,382 | 5,382 |
| Accumulated other comprehensive income | 172 | 114 |
| Ordinary common stock in treasury, at cost, 3,867 shares and 6,509 shares at December 31, 2008 and 2009, respectively | (136,153) | (225,820) |
| Total Stockholders' Equity | 908,073 | 950,492 |
| Total Liabilities and Stockholders' Equity | $1,417,564 | $1,441,041 |

See accompanying notes to consolidated financial statements.

## MAGELLAN HEALTH SERVICES, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31,

**(In thousands, except per share amounts)**

| | 2007 | 2008 | 2009 |
|---|---|---|---|
| Net revenue | $2,155,953 | $2,625,394 | $2,641,814 |
| Cost and expenses: | | | |
| Cost of care | 1,409,103 | 1,830,542 | 1,765,313 |
| Cost of goods sold | 149,585 | 181,356 | 203,336 |
| Direct service costs and other operating expenses(1) | 404,003 | 426,627 | 465,710 |
| Depreciation and amortization | 57,524 | 60,810 | 47,268 |
| Interest expense | 6,386 | 2,846 | 2,424 |
| Interest income | (23,836) | (17,030) | (6,245) |
| | 2,002,765 | 2,485,151 | 2,477,806 |
| Income from continuing operations before income taxes | 153,188 | 140,243 | 164,008 |
| Provision for income taxes | 59,030 | 54,038 | 57,337 |
| Net income | 94,158 | 86,205 | 106,671 |
| Other comprehensive income (loss)(2) | 31 | 147 | (58) |
| Comprehensive income | $ 94,189 | $ 86,352 | $ 106,613 |
| Weighted average number of common shares outstanding—basic (See Note 6) | 38,942 | 39,607 | 35,248 |
| Weighted average number of common shares outstanding—diluted (See Note 6) | 39,837 | 39,999 | 35,416 |
| Net income per common share—basic: | $ 2.42 | $ 2.18 | $ 3.03 |
| Net income per common share—diluted: | $ 2.36 | $ 2.16 | $ 3.01 |

(1) Includes stock compensation expense of $29,994, $32,763 and $19,782 for the years ended December 31, 2007, 2008 and 2009, respectively.

(2) Net of income tax provision (benefit) of $21, $94 and $(37) for the years ended December 31, 2007, 2008 and 2009, respectively.

See accompanying notes to consolidated financial statements.

## MAGELLAN HEALTH SERVICES, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
### (In thousands)

| | Common Stock | | Common Stock In Treasury | | Additional Paid in Capital | Retained Earnings | Warrants Outstanding | Accumulated Other Comprehensive (Loss) Income | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | | |
| **Balance at December 31, 2006** | 37,792 | $378 | — | $ — | $476,645 | $281,166 | $ 5,384 | $ (6) | $ 763,567 |
| Stock compensation expense | — | — | — | — | 29,994 | — | — | — | 29,994 |
| Exercise of stock options | 2,327 | 24 | — | — | 32,379 | — | — | — | 32,403 |
| Tax benefit from exercise of stock options and vesting of stock awards | — | — | — | — | 570 | — | — | — | 570 |
| Issuance of equity | 38 | — | — | — | (214) | — | — | — | (214) |
| Adoption of FIN 48 | — | — | — | — | — | (12,277) | — | — | (12,277) |
| Net income | — | — | — | — | — | 94,158 | — | — | 94,158 |
| Other comprehensive income—other | — | — | — | — | — | — | — | 31 | 31 |
| **Balance at December 31, 2007** | 40,157 | 402 | — | — | 539,374 | 363,047 | 5,384 | 25 | 908,232 |
| Stock compensation expense | — | — | — | — | 32,763 | — | — | — | 32,763 |
| Exercise of stock options | 591 | 7 | — | — | 12,883 | — | — | — | 12,890 |
| Tax benefit from exercise of stock options and vesting of stock awards | — | — | — | — | 5,378 | — | — | — | 5,378 |
| Exercise of stock warrants | — | — | — | — | 8 | — | (2) | — | 6 |
| Issuance of equity | 125 | — | — | — | (1,395) | — | — | — | (1,395) |
| Repurchase of stock | — | — | (3,867) | (136,153) | — | — | — | — | (136,153) |
| Net income | — | — | — | — | — | 86,205 | — | — | 86,205 |
| Other comprehensive income—other | — | — | — | — | — | — | — | 147 | 147 |
| **Balance at December 31, 2008** | 40,873 | 409 | (3,867) | (136,153) | 589,011 | 449,252 | 5,382 | 172 | 908,073 |
| Stock compensation expense | — | — | — | — | 19,782 | — | — | — | 19,782 |
| Exercise of stock options | 77 | 1 | — | — | 2,578 | — | — | — | 2,579 |
| Tax benefit from exercise of stock options and vesting of stock awards | — | — | — | — | 2,917 | — | — | — | 2,917 |
| Exercise of stock warrants | — | — | — | — | 1 | — | — | — | 1 |
| Issuance of equity | 94 | — | — | — | 194 | — | — | — | 194 |
| Repurchase of stock | — | — | (2,642) | (89,667) | — | — | — | — | (89,667) |
| Net income | — | — | — | — | — | 106,671 | — | — | 106,671 |
| Other comprehensive loss—other | — | — | — | — | — | — | — | (58) | (58) |
| **Balance at December 31, 2009** | 41,044 | $410 | (6,509) | $(225,820) | $614,483 | $555,923 | $ 5,382 | $ 114 | $ 950,492 |

See accompanying notes to consolidated financial statements.

## MAGELLAN HEALTH SERVICES, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31,

**(In thousands)**

| | 2007 | 2008 | 2009 |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| Net income | $ 94,158 | $ 86,205 | $ 106,671 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 57,524 | 60,810 | 47,268 |
| Non-cash interest expense | 2,681 | 1,423 | 899 |
| Non-cash stock compensation expense | 29,994 | 32,763 | 19,782 |
| Non-cash income tax expense | 38,677 | 42,241 | 30,033 |
| Cash flows from changes in assets and liabilities, net of effects from acquisitions of businesses: | | | |
| Restricted cash | (111,731) | 60,368 | 32,736 |
| Accounts receivable, net | 2,707 | (15,720) | (3,328) |
| Other assets | (5,233) | (9,290) | (8,936) |
| Accounts payable and accrued liabilities | 15,056 | 11,519 | (2,908) |
| Medical claims payable and other medical liabilities | 69,824 | (426) | (7,495) |
| Other | 906 | (1,589) | 3,851 |
| Net cash provided by operating activities | 194,563 | 268,304 | 218,573 |
| **Cash flows from investing activities:** | | | |
| Capital expenditures | (47,553) | (36,314) | (33,220) |
| Acquisitions and investments in businesses, net of cash acquired | (17,790) | (25,425) | (115,438) |
| Purchase of investments | (133,643) | (404,420) | (299,357) |
| Maturity of investments | 134,367 | 228,392 | 298,556 |
| Net cash used in investing activities | (64,619) | (237,767) | (149,459) |
| **Cash flows from financing activities:** | | | |
| Payments on long-term debt and capital lease obligations | (27,855) | (13,981) | (3) |
| Payments to acquire treasury stock | — | (136,153) | (89,667) |
| Proceeds from exercise of stock options and warrants | 32,403 | 12,896 | 2,580 |
| Tax benefit from exercise of stock options and vesting of stock awards | 14,357 | 7,549 | 2,917 |
| Other | (214) | (1,395) | (259) |
| Net cash provided by (used in) financing activities | 18,691 | (131,084) | (84,432) |
| Net increase (decrease) in cash and cash equivalents | 148,635 | (100,547) | (15,318) |
| Cash and cash equivalents at beginning of period | 163,737 | 312,372 | 211,825 |
| Cash and cash equivalents at end of period | $ 312,372 | $ 211,825 | $ 196,507 |

See accompanying notes to consolidated financial statements.

## 1. General

*Basis of Presentation*

The consolidated financial statements of Magellan Health Services, Inc., a Delaware corporation ("Magellan"), include the accounts of Magellan, its majority owned subsidiaries and all variable interest entities ("VIEs") for which Magellan is the primary beneficiary (together with Magellan, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

*Business Overview*

The Company is engaged in the specialty managed healthcare business. Through 2005, the Company predominantly operated in the managed behavioral healthcare business. During 2006, the Company expanded into radiology benefits management and specialty pharmaceutical management as a result of certain acquisitions. The Company recently expanded into Medicaid administration as a result of its July 31, 2009 acquisition of certain equity interests and assets from Coventry Health Care, Inc. ("Coventry") as discussed in Note 3—"Acquisition of First Health Services." The Company provides services to health plans, insurance companies, employers, labor unions and various governmental agencies. The Company's business is divided into the following six segments, based on the services it provides and/or the customers that it serves, as described below.

Managed Behavioral Healthcare

Two of the Company's segments are in the managed behavioral healthcare business. This line of business generally reflects the Company's coordination and management of the delivery of behavioral healthcare treatment services that are provided through its contracted network of third-party treatment providers, which includes psychiatrists, psychologists, other behavioral health professionals, psychiatric hospitals, general medical facilities with psychiatric beds, residential treatment centers and other treatment facilities. The treatment services provided through the Company's provider network include outpatient programs (such as counseling or therapy), intermediate care programs (such as intensive outpatient programs and partial hospitalization services), inpatient treatment and crisis intervention services. The Company generally does not directly provide, or own any provider of, treatment services except as related to the Company's contract to provide managed behavioral healthcare services to Medicaid recipients and other beneficiaries of the Maricopa County Regional Behavioral Health Authority (the "Maricopa Contract"). Under the Maricopa Contract, effective August 31, 2007 the Company was required to assume the operations of twenty-four behavioral health direct care facilities for a transitional period and to divest itself of these facilities over a two year period. During March 2009, the Company began the operation of two additional behavioral health direct care facilities. In 2008 and 2009, the Company entered into agreements to transition all behavioral health direct care facilities over various dates. All of the direct care facilities have been transitioned as of December 31, 2009.

The Company provides its management services primarily through: (i) risk-based products, where the Company assumes all or a substantial portion of the responsibility for the cost of providing treatment services in exchange for a fixed per member per month fee, (ii) administrative services only ("ASO") products, where the Company provides services such as utilization review, claims administration and/or provider network management, but does not assume responsibility for the cost of

**1. General (Continued)**

the treatment services, and (iii) employee assistance programs ("EAPs") where the Company provides short-term outpatient behavioral counseling services.

The managed behavioral healthcare business is managed based on the services provided and/or the customers served, through the following two segments:

*Commercial.* The Managed Behavioral Healthcare Commercial segment ("Commercial") generally reflects managed behavioral healthcare services and EAP services provided under contracts with health plans and insurance companies for some or all of their commercial, Medicaid and Medicare members, as well as with employers, including corporations and governmental agencies, and labor unions. Commercial's contracts encompass risk-based, ASO and EAP arrangements.

*Public Sector.* The Managed Behavioral Healthcare Public Sector segment ("Public Sector") generally reflects services provided to Medicaid recipients under contracts with state and local governmental agencies. Public Sector contracts encompass either risk-based or ASO arrangements.

Radiology Benefits Management

The Radiology Benefits Management segment ("Radiology Benefits Management") generally reflects the management of the delivery of diagnostic imaging services to ensure that such services are clinically appropriate and cost effective. The Company's radiology benefits management services currently are provided under contracts with health plans and insurance companies for some or all of their commercial, Medicaid and Medicare members. The Company also contracts with state and local governmental agencies for the provision of such services to Medicaid recipients. The Company offers its radiology benefits management services through ASO contracts, where the Company provides services such as utilization review and claims administration, but does not assume responsibility for the cost of the imaging services, and through risk-based contracts, where the Company assumes all or a substantial portion of the responsibility for the cost of providing diagnostic imaging services.

Specialty Pharmaceutical Management

The Specialty Pharmaceutical Management segment ("Specialty Pharmaceutical Management") generally reflects the management of specialty drugs used in the treatment of cancer, multiple sclerosis, hemophilia, infertility, rheumatoid arthritis, chronic forms of hepatitis and other diseases. Specialty pharmaceutical drugs represent high-cost injectible, infused, oral, or inhaled drugs often with sensitive handling, or storage needs. Patients receiving these drugs require greater amounts of clinical and financial support than those taking more traditional agents. The Company's specialty pharmaceutical management services are provided under contracts with health plans, insurance companies, and governmental agencies for some or all of their commercial, Medicare and Medicaid members. The Company's specialty pharmaceutical services include (i) contracting and formulary optimization on behalf of health plans and pharmaceutical manufacturers; (ii) dispensing specialty pharmaceutical drugs on behalf of health plans; (iii) providing strategic consulting services to health plans and pharmaceutical manufacturers; and (iv) providing oncology management services to health plans and state Medicaid programs.

**1. General (Continued)**

Medicaid Administration

The Medicaid Administration segment ("Medicaid Administration") generally reflects integrated clinical management services provided to the public sector to manage Medicaid, pharmacy, mental health and long-term care programs. The Company's Medicaid Administration services include the management of pharmacy benefits administration ("PBA"), medical management information services and fiscal agent services ("FAS"), and health care management services ("HCM"). Medicaid Administration management services are provided under contracts with states to Medicaid and other state sponsored program recipients. Medicaid Administration's contracts encompass Fee-For-Service ("FFS") arrangements.

Corporate and Other

This segment of the Company is comprised primarily of operational support functions such as sales and marketing and information technology, as well as corporate support functions such as executive, finance, human resources and legal.

**2. Summary of Significant Accounting Policies**

*Recent Accounting Pronouncements*

In June 2009, the Financial Accounting Standards Board ("FASB") established the FASB Accounting Standards Codification ("ASC") as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles ("GAAP"). This statement has been incorporated into ASC 105. This guidance explicitly recognizes rules and interpretive releases of the Securities and Exchange Commission ("SEC") under federal securities laws as authoritative GAAP for SEC registrants. Such guidance is effective for financial statements issued for interim and annual reporting periods ending after September 15, 2009 (the quarter ending September 30, 2009 for the Company) and will not have an impact on the Company's results of operations or financial condition, but will change the referencing system for accounting standards. All public filings of the Company will now reference the ASC as the sole source of authoritative literature.

In December 2007, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 141(R) "Business Combinations." This statement has been incorporated into ASC 805 "Business Combinations" ("ASC 805"). This guidance requires the acquiring entity in a business combination to record all assets acquired and liabilities assumed at their respective acquisition-date fair values and changes other practices, some of which could have a material impact on how the Company accounts for future business combinations. This guidance also requires additional disclosure of information surrounding a business combination, such that users of the entity's financial statements can fully understand the nature and financial impact of the business combination. The Company adopted this guidance in the Company's year beginning January 1, 2009. Prior to 2009, reversals of both valuation allowances and unrecognized tax benefits were, in most instances, recorded as adjustments to goodwill. As a result of the adoption, all such reversals, except as discussed below, will now be recorded as reductions to income tax expense. Accordingly, the Company's income tax expense for 2009 was reduced by $2.0 million related to those reversals occurring within the current year. Also as a result of such adoption, beginning in 2009 only those changes occurring during the measurement period

**2. Summary of Significant Accounting Policies (Continued)**

subsequent to an acquisition will be recorded to goodwill. The adoption of this guidance did not have a material impact on the year ended December 31, 2009 related to the acquisition of First Health Services (as discussed in Note 3—"Acquisitions").

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements". This statement has been incorporated into ASC 810 "Consolidation" ("ASC 810"). This guidance requires entities to report non-controlling (minority) interests in subsidiaries as equity in the consolidated financial statements. The Company adopted this guidance in the Company's year beginning January 1, 2009. The adoption of this guidance did not have a material impact on the consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position ("FSP") SFAS 115-2 and SFAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments." These statements have been incorporated into ASC 320 "Investments" ("ASC 320"). This guidance modifies the recognition requirements for other-than-temporary impairments of debt securities and enhances existing disclosures with respect to other-than-temporary impairments of debt and equity securities, including the credit and non-credit components of impaired debt securities expected to be sold. Such guidance is effective for interim and annual reporting periods ending after June 15, 2009 (the quarter ending June 30, 2009 for the Company). The adoption of this guidance did not have a material impact on the consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 107-1 and Accounting Principles Board ("APB") Opinion No. 28-1, "Interim Disclosures about Fair Value of Financial Instruments". This guidance amends SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." These statements have been incorporated into ASC 825 "Financial Instruments" ("ASC 825"). This guidance requires disclosures, in interim reporting periods and in financial statements for annual reporting periods, regarding the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not on the balance sheet and also amends prior guidance on interim financial reporting, to require entities to disclose the methods and significant assumptions used to estimate the fair value of financial instruments and describe changes in methods and significant assumptions, in both interim and annual financial statements. Such guidance is effective for interim reporting periods ending after June 15, 2009 (the quarter ending June 30, 2009 for the Company). While the adoption of this guidance impacted the Company's disclosures, it did not have an impact on the Company's results of operations or financial condition.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events". This statement has been incorporated into ASC 855 "Subsequent Events" ("ASC 855"). This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued and is effective for financial statements issued for interim and annual reporting periods ending after June 15, 2009 (the quarter ending June 30, 2009 for the Company). Accordingly, the Company evaluated subsequent events for recognition and disclosure through the filing date of this Form 10-K. The adoption of this guidance did not have an impact on the Company's results of operations or financial condition.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46R" ("SFAS 167"). SFAS 167 amends FASB Interpretation ("FIN") No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46R") to require an analysis to determine whether

**2. Summary of Significant Accounting Policies (Continued)**

a variable interest gives the entity a controlling financial interest in a variable interest entity. This statement requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This statement is effective for fiscal years beginning after November 15, 2009. Accordingly, the Company will adopt SFAS 167 on January 1, 2010. The Company does not expect the adoption of this standard to have a material impact on the consolidated financial statements. This statement has not yet been reflected in the ASC.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates of the Company include, among other things, accounts receivable realization, valuation allowances for deferred tax assets, valuation of goodwill and intangible assets, medical claims payable, other medical liabilities, stock compensation assumptions, tax contingencies and legal liabilities. Actual results could differ from those estimates.

*Managed Care Revenue*

Managed care revenue, inclusive of revenue from the Company's risk, EAP and ASO contracts, is recognized over the applicable coverage period on a per member basis for covered members. The Company is paid a per member fee for all enrolled members, and this fee is recorded as revenue in the month in which members are entitled to service. The Company adjusts its revenue for retroactive membership terminations, additions and other changes, when such adjustments are identified, with the exception of retroactivity that can be reasonably estimated. Any fees paid prior to the month of service are recorded as deferred revenue. Managed care revenues approximated $1.9 billion, $2.2 billion and $2.1 billion for the years ended December 31, 2007, 2008 and 2009, respectively.

*Fee-For-Service and Cost-Plus Contracts*

The Company has certain FFS contracts, including cost-plus contracts, with customers under which the Company recognizes revenue as services are performed and as costs are incurred. Revenues from these contracts approximated $33.3 million, $36.1 million and $104.4 million for the years ended December 31, 2007, 2008 and 2009, respectively.

*Block Grant Revenues*

The Maricopa Contract is partially funded by federal, state and county block grant money, which represents annual appropriations. The Company recognizes revenue from block grant activity ratably over the period to which the block grant funding applies. Block grant revenues were approximately $40.6 million, $120.0 million and $106.6 million for the years ended December 31, 2007, 2008 and 2009, respectively.

**2. Summary of Significant Accounting Policies (Continued)**

*Dispensing Revenue*

The Company recognizes dispensing revenue, which includes the co-payments received from members of the health plans the Company serves, when the specialty pharmaceutical drugs are shipped. At the time of shipment, the earnings process is complete; the obligation of the Company's customer to pay for the specialty pharmaceutical drugs is fixed, and, due to the nature of the product, the member may neither return the specialty pharmaceutical drugs nor receive a refund. Revenues from the dispensing of specialty pharmaceutical drugs on behalf of health plans were $160.6 million, $195.6 million and $221.6 million for the years ended December 31, 2007, 2008 and 2009, respectively.

*Performance-Based Revenue*

The Company has the ability to earn performance-based revenue under certain risk and non-risk contracts. Performance-based revenue generally is based on either the ability of the Company to manage care for its clients below specified targets, or on other operating metrics. For each such contract, the Company estimates and records performance-based revenue after considering the relevant contractual terms and the data available for the performance-based revenue calculation. Pro-rata performance-based revenue is recognized on an interim basis pursuant to the rights and obligations of each party upon termination of the contracts. Performance-based revenues were $10.4 million, $13.4 million and $7.6 million for the years ended December 31, 2007, 2008 and 2009, respectively.

*Significant Customers*

Consolidated Company

The Company's contracts with the State of Tennessee's TennCare program ("TennCare") and with subsidiaries of WellPoint, Inc. ("WellPoint") each generated net revenues that exceeded, in the aggregate, ten percent of net revenues for the consolidated Company for the year ended December 31, 2007. TennCare and the Company's Maricopa Contract generated net revenues that exceeded, in the aggregate, ten percent of net revenues for the consolidated Company for the year ended December 31, 2008. The Maricopa Contract generated net revenues that exceeded, in the aggregate, ten percent of net revenues for the consolidated Company for the year ended December 31, 2009. The Company also has a significant concentration of business from contracts with subsidiaries of WellPoint and with various counties in the State of Pennsylvania (the "Pennsylvania Counties") which are part of the Pennsylvania Medicaid program.

Pursuant to the Maricopa Contract, the Company provides behavioral healthcare management and other related services to approximately 714,000 members in Maricopa County, Arizona. Under the Maricopa Contract, the Company is responsible for providing covered behavioral health services to persons eligible under Title XIX (Medicaid) and Title XXI (State Children's Health Insurance Program) of the Social Security Act, non-Title XIX and non-Title XIX eligible children and adults with a serious mental illness, and to certain non-Title XIX and non-Title XXI adults with behavioral health or substance abuse disorders. The Maricopa Contract began on September 1, 2007 and extends through August 31, 2011 unless sooner terminated by the parties. The State of Arizona has the right to terminate the Maricopa Contract for cause, as defined, upon ten days' notice with an opportunity to cure, and without cause immediately upon notice from the State. The Maricopa Contract generated net

**2. Summary of Significant Accounting Policies (Continued)**

revenues of $196.1 million, $621.6 million and $725.0 million for the years ended December 31, 2007, 2008 and 2009, respectively.

The TennCare program is divided into three regions, and through March 31, 2007 the Company's TennCare contracts encompassed all of the TennCare membership for all three regions. As of April 1, 2007 substantially all of the membership in the Middle Grand Region was re-assigned to managed care companies in accordance with contract awards by TennCare pursuant to its request for proposals for the management of the integrated delivery of behavioral and physical medical care to the region. Substantially all of the membership in the West Grand and East Grand Regions was similarly re-assigned to managed care companies in accordance with contract awards by TennCare effective November 1, 2008 and January 1, 2009, respectively. The Company continued to manage behavioral healthcare services for children enrolled in TennCare Select High, statewide, as well as for certain out-of-state TennCare members pursuant to contracts that extended through August 31, 2009, at which time the contracts terminated. The Company recorded net revenues of $316.9 million, $282.4 million and $36.8 million for the years ended December 31, 2007, 2008 and 2009, respectively, from its TennCare contracts.

Total net revenues from the Company's contracts with WellPoint were $218.9 million, $186.7 million and $170.4 million during the years ended December 31, 2007, 2008 and 2009, respectively, including radiology benefits management revenue of $77.8 million, $162.5 million and $155.9 million, respectively. One of the Company's managed behavioral healthcare contracts with WellPoint was terminated by WellPoint effective March 31, 2007, and generated net revenues of $26.0 million during 2007. A second managed behavioral healthcare contract with WellPoint expired December 31, 2007 and generated net revenues of $85.7 million during the year ended December 31, 2007.

In July 2007, WellPoint acquired a radiology benefits management company, and has expressed its intent to in-source all of its radiology benefits management contracts when such contracts expire. The Company had several radiology benefits management contracts with WellPoint including one that converted from an ASO arrangement to a risk arrangement effective July 1, 2007. Such risk contract has a term through December 31, 2010, and cannot be terminated early, except for cause, as defined in the agreement. The Company's other radiology benefits management ASO contracts with WellPoint had $11.4 million of net revenues for the year ended December 31, 2008 and these ASO contracts terminated at various dates in 2008.

Net revenues from the Pennsylvania Counties in the aggregate totaled $262.6 million, $288.1 million and $315.5 million for the years ended December 31, 2007, 2008 and 2009, respectively.

By Segment

WellPoint generated greater than ten percent of net revenues for the Commercial segment for the year ended December 31, 2007. Two other customers generated greater than ten percent of Commercial net revenues for the years ended December 31, 2007, 2008 and 2009. The first customer has a contract that extends through December 31, 2012 and generated net revenues of $175.4 million, $217.0 million and $235.0 million for the years ended December 31, 2007, 2008 and 2009, respectively. The second customer has a contract that extends through June 30, 2014 and generated net revenues of

**2. Summary of Significant Accounting Policies (Continued)**

$89.3 million, $90.8 million and $85.8 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Net revenues from the Maricopa Contract and TennCare were each greater than ten percent of the net revenues for the Public Sector segment for the years ended December 31, 2007 and 2008. In addition to the Maricopa Contract and TennCare for the year ended December 31, 2007 and in addition to the Maricopa Contract for the year ended December 31, 2009, one additional customer generated net revenues greater than ten percent of net revenues for the Public Sector segment for the years ended December 31, 2007 and 2009. This customer generated net revenues of $124.7 million, $140.5 million and $147.7 million for the years ended December 31, 2007, 2008 and 2009, respectively. This customer contract extends through June 30, 2012 with options for the customer to extend the term of the contract for three one year terms.

In addition to WellPoint, one other customer generated greater than ten percent of the net revenues for the Radiology Benefits Management segment for the years ended December 31, 2007, 2008 and 2009. This customer has a contract that extends through May 31, 2011 and generated net revenues of $61.3 million, $96.4 million and $80.4 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Included in the Company's Specialty Pharmaceutical Management segment are four customers that each exceeded ten percent of the net revenues for this segment for the year ended December 31, 2007. The four customers generated $60.0 million, $34.4 million, $33.6 million and $24.9 million of net revenues during the year ended December 31, 2007. For the year ended December 31, 2008, five customers each exceeded ten percent of the net revenues for this segment. Four of such customers generated $71.9 million, $49.5 million, $28.0 million, and $26.8 million of net revenues during the year ended December 31, 2008. The other contract generated net revenues of $27.1 million for the year ended December 31, 2008, and this contract terminated December 31, 2008. For the year ended December 31, 2009, four customers each exceeded ten percent of the net revenues for this segment. Such customers generated $85.7 million, $49.7 million, $43.9 million, and $30.9 million of net revenues during the year ended December 31, 2009. The previously mentioned contract that terminated as of December 31, 2008 generated net revenues for run-off activity of $7.4 million for the year ended December 31, 2009.

For the period from August 1, 2009 through December 31, 2009, four customers each exceeded ten percent of the net revenues for the Medicaid Administration segment. Three of such customers generated $11.4 million, $10.5 million, and $9.0 million of net revenues for this segment. The other customer generated revenue of $8.8 million during this period, and this contract is scheduled to terminate June 30, 2010, unless terminated earlier by the customer.

*Income Taxes*

The Company files a consolidated federal income tax return for the Company and its eighty-percent or more owned subsidiaries, and the Company and its subsidiaries file income tax returns in various state and local jurisdictions.

**2. Summary of Significant Accounting Policies (Continued)**

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". The Company estimates income taxes for each of the jurisdictions in which it operates. This process involves estimating current tax exposures together with assessing temporary differences resulting from differing treatment of items for tax and book purposes. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The Company then assesses the likelihood that the deferred tax assets will be recovered from the reversal of temporary timing differences and future taxable income, and to the extent the Company cannot conclude that recovery is more likely than not, it establishes a valuation allowance. The effect of a change in tax rates on deferred taxes is recognized in income in the period that includes the enactment date.

Prior to 2009, reversals of both valuation allowances and unrecognized tax benefits were, in most instances, recorded as adjustments to goodwill. Subsequent to January 1, 2009, all such reversals will be recorded as reductions to income tax expense and only those changes occurring during the measurement period subsequent to an acquisition will be recorded to goodwill.

*Cash and Cash Equivalents*

Cash equivalents are short-term, highly liquid interest-bearing investments with maturity dates of three months or less when purchased, consisting primarily of money market instruments. At December 31, 2009, the Company's excess capital and undistributed earnings for the Company's regulated subsidiaries of $46.6 million are included in cash and cash equivalents.

*Restricted Assets*

The Company has certain assets which are considered restricted for: (i) the payment of claims under the terms of certain managed care contracts; (ii) regulatory purposes related to the payment of claims in certain jurisdictions; and (iii) the maintenance of minimum required tangible net equity levels for certain of the Company's subsidiaries. Significant restricted assets of the Company as of December 31, 2008 and 2009 were as follows (in thousands):

| | 2008 | 2009 |
|---|---|---|
| Restricted cash | $192,395 | $159,659 |
| Restricted short-term investments | 116,112 | 102,922 |
| Restricted deposits (included in other current assets) | 17,769 | 15,467 |
| Restricted long-term investments | 8,527 | 60,230 |
| Total | $334,803 | $338,278 |

*Investments*

All of the Company's investments are classified as "available-for-sale" and are carried at fair value, based on quoted market prices. The Company's policy is to classify all investments with contractual maturities within one year as current. Investment income is recognized when earned and reported net of investment expenses. Net unrealized holding gains or losses are excluded from earnings and are

**2. Summary of Significant Accounting Policies (Continued)**

reported, net of tax, as "accumulated other comprehensive income (loss)" in the accompanying consolidated balance sheets and consolidated statements of income until realized, unless the losses are deemed to be other-than-temporary. Realized gains or losses, including any provision for other-than-temporary declines in value, are included in the consolidated statements of income.

ASC 320-10-65 applies to debt securities only and provides new guidance on the recognition and presentation of other-than-temporary impairments. In addition, additional disclosures are required related to other-than-temporary impairments. Under this revised guidance, if a debt security is in an unrealized loss position and the Company has the intent to sell the debt security, or it is more likely than not that the Company will have to sell the debt security before recovery of its amortized cost basis, the decline in value is deemed to be other-than-temporary and is recorded to other-than-temporary impairment losses recognized in income in the consolidated statements of income. For impaired debt securities that the Company does not intend to sell or it is more likely than not that the Company will not have to sell such securities, but the Company expects that it will not fully recover the amortized cost basis, the credit component of the other-than-temporary impairment is recognized in other-than-temporary impairment losses recognized in income in the consolidated statements of income and the non-credit component of the other-than-temporary impairment is recognized in other comprehensive income.

The credit component of an other-than-temporary impairment is determined by comparing the net present value of projected future cash flows with the amortized cost basis of the debt security. The net present value is calculated by discounting the best estimate of projected future cash flows at the effective interest rate implicit in the debt security at the date of acquisition. Cash flow estimates are driven by assumptions regarding probability of default, including changes in credit ratings, and estimates regarding timing and amount of recoveries associated with a default. Furthermore, unrealized losses entirely caused by non-credit related factors related to debt securities for which the Company expects to fully recover the amortized cost basis continue to be recognized in accumulated other comprehensive income.

As of December 31, 2008 and 2009, there were no unrealized losses that the Company believed to be other-than-temporary. No realized gains or losses were recorded for the years ended December 31,

**2. Summary of Significant Accounting Policies (Continued)**

2007, 2008 or 2009. The following is a summary of short-term and long-term investments at December 31, 2008 and 2009 (in thousands):

| | December 31, 2008 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| U.S. Government and agency securities | $ 683 | $ 6 | $ — | $ 689 |
| Obligations of government-sponsored enterprises(1) | 52,479 | 584 | — | 53,063 |
| Corporate debt securities | 173,184 | — | (307) | 172,877 |
| Certificates of deposit | 7,270 | — | — | 7,270 |
| Total investments at December 31, 2008 | $233,616 | $590 | $(307) | $233,899 |

| | December 31, 2009 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| U.S. Government and agency securities | $ 378 | $ 1 | $ — | $ 379 |
| Obligations of government-sponsored enterprises(1) | 11,297 | 39 | (8) | 11,328 |
| Corporate debt securities | 208,832 | 458 | (302) | 208,988 |
| Certificates of deposit | 9,750 | — | — | 9,750 |
| Total investments at December 31, 2009 | $230,257 | $498 | $(310) | $230,445 |

(1) Includes investments in notes issued by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, the Federal Home Loan Bank and the Federal Farm Credit Bank.

The maturity dates of the Company's investments as of December 31, 2009 are summarized below (in thousands):

| | Amortized Cost | Estimated Fair Value |
|---|---|---|
| 2010 | $162,503 | $162,923 |
| 2011 | 67,754 | 67,522 |
| Total investments at December 31, 2009 | $230,257 | $230,445 |

*Accounts Receivable*

The Company's accounts receivable consists of amounts due from customers throughout the United States. Collateral is generally not required. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Management believes the allowance for doubtful accounts is adequate to provide for normal credit losses.

**2. Summary of Significant Accounting Policies (Continued)**

*Concentration of Credit Risk*

Accounts receivable subjects the Company to a concentration of credit risk with third party payors that include health insurance companies, managed healthcare organizations, healthcare providers and governmental entities.

*Long-lived Assets*

Long-lived assets, including property and equipment and intangible assets to be held and used, are currently reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to ASC 360-10-20. Pursuant to this guidance, impairment is determined by comparing the carrying value of these long-lived assets to management's best estimate of the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. The cash flow projections used to make this assessment are consistent with the cash flow projections that management uses internally in making key decisions. In the event an impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset, which is generally determined by using quoted market prices or the discounted present value of expected future cash flows.

*Property and Equipment*

Property and equipment is stated at cost, except for assets that have been impaired, for which the carrying amount has been reduced to estimated fair value. Expenditures for renewals and improvements are capitalized to the property accounts. Replacements and maintenance and repairs that do not improve or extend the life of the respective assets are expensed as incurred. Internal-use software is capitalized in accordance with ASC 350-40. Amortization of capital lease assets is included in depreciation expense and is included in accumulated depreciation as reflected in the table below. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which is generally two to ten years for buildings and improvements (or the lease term, if shorter), three to fifteen years for equipment and three to five years for capitalized internal-use software. Depreciation expense was $41.3 million, $52.2 million and $37.8 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Property and equipment, net, consisted of the following at December 31, 2008 and 2009 (in thousands):

| | 2008 | 2009 |
|---|---|---|
| Buildings and improvements | $ 6,733 | $ 4,597 |
| Equipment | 112,277 | 123,750 |
| Capital leases—equipment | 4,883 | — |
| Capitalized internal-use software | 133,803 | 172,225 |
| | 257,696 | 300,572 |
| Accumulated depreciation | (169,260) | (192,353) |
| Property and equipment, net | $ 88,436 | $ 108,219 |

**2. Summary of Significant Accounting Policies (Continued)**

*Goodwill*

The Company is required to test its goodwill for impairment on at least an annual basis. The Company has selected October 1 as the date of its annual impairment test. The goodwill impairment test is a two-step process that requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each reporting unit that has been allocated goodwill based on various valuation techniques, with the primary technique being a discounted cash flow analysis, which requires the input of various assumptions with respect to revenues, operating margins, growth rates and discount rates. The estimated fair value for each reporting unit is compared to the carrying value of the reporting unit, which includes the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of a reporting unit's "implied fair value" of goodwill requires the Company to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value.

The fair value of the Health Plan reporting unit (a component of the Commercial segment) was determined using a discounted cash flow method. This method involves estimating the present value of estimated future cash flows utilizing a risk adjusted discount rate. Key assumptions for this method include cash flow projections, terminal growth rates and discount rates.

The fair value of the Radiology Benefits Management reporting unit was determined using discounted cash flow, merger and acquisition, and public company methods. Key assumptions for the discounted cash flow method are consistent with those described above. Key assumptions for the merger and acquisition method include actual operating results and appropriate revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples. Key assumptions for the public company method include actual operating results, projected operating results, and appropriate EBITDA, earnings before interest and taxes ("EBIT"), and debt free net income multiples. The weighting applied to the fair values determined using the discounted cash flow, merger and acquisition, and public company methods to determine an overall fair value for Radiology Benefits Management was 60 percent, 20 percent and 20 percent, respectively.

The fair value of the Specialty Pharmaceutical Management reporting unit was determined using discounted cash flow, merger and acquisition, and public company methods. Key assumptions for all of these methods are consistent with those described above. Equal weighting was applied to the fair values determined using the discounted cash flow, merger and acquisition, and public company methods to determine an overall fair value for Specialty Pharmaceutical Management.

The fair value of the Medicaid Administration reporting unit was determined using a discounted cash flow method as of the Company's acquisition of First Health Services using assumptions consistent with those described above. Given that the acquisition of First Health Services occurred two months prior to the date of the annual impairment test, and since there have been no significant changes in the business assumptions for First Health Services, the Company did not obtain an additional valuation for purposes of the goodwill impairment test.

**2. Summary of Significant Accounting Policies (Continued)**

As a result of the first step of the 2009 annual goodwill impairment analysis, the fair value of each reporting unit with allocated goodwill exceeded its carrying value. Therefore, the second step was not necessary. However, a 65 percent decline in fair value of the Health Plan reporting unit, a 19 percent decline in fair value of Radiology Benefits Management, or a 34 percent decline in fair value of Specialty Pharmaceutical Management would have caused the carrying values for these reporting units to be in excess of fair values, which would require the second step to be performed. The second step could have resulted in an impairment loss for goodwill.

The balance of goodwill has been allocated to the Company's reporting units as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2008 | 2009 |
| Health Plan | $120,485 | $120,485 |
| Radiology Benefits Management | 104,549 | 104,549 |
| Specialty Pharmaceutical Management | 142,291 | 142,291 |
| Medicaid Administration | — | 59,146 |
| Total | $367,325 | $426,471 |

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2009 are reflected in the table below (in thousands):

| | 2008 | 2009 |
|---|---|---|
| Balance as of beginning of period | $367,872 | $367,325 |
| Adjustment due to changes in valuation allowances(1) | 219 | — |
| Adjustment for tax contingency reversals(1) | (766) | — |
| Acquisition of First Health Services | — | 59,146 |
| Balance as of end of period | $367,325 | $426,471 |

(1) Prior to 2009, reversals of both valuation allowances and unrecognized tax benefits were, in most instances, recorded as adjustments to goodwill. Subsequent to January 1, 2009, all such reversals will be recorded as reductions to income tax expense and only those changes occurring during the measurement period subsequent to an acquisition will be recorded to goodwill.

See further discussion in Note 7—"Income Taxes."

**2. Summary of Significant Accounting Policies (Continued)**

*Intangible Assets*

The following is a summary of intangible assets at December 31, 2008 and 2009, and the estimated useful lives for such assets (in thousands):

| | December 31, 2008 | | | |
|---|---|---|---|---|
| Asset | Estimated Useful Life | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| Customer agreements and lists | 3 to 18 years | $ 97,790 | $(52,031) | $45,759 |
| Provider networks and other | 5 to 16 years | 7,430 | (2,574) | 4,856 |
| | | $105,220 | $(54,605) | $50,615 |

| | December 31, 2009 | | | |
|---|---|---|---|---|
| Asset | Estimated Useful Life | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| Customer agreements and lists | 3 to 18 years | $121,490 | $(60,942) | $60,548 |
| Provider networks and other | 5 to 16 years | 7,430 | (3,166) | 4,264 |
| | | $128,920 | $(64,108) | $64,812 |

Amortization expense was $16.2 million, $8.6 million and $9.5 million for the years ended December 31, 2007, 2008 and 2009, respectively. The Company estimates amortization expense will be $10.8 million, $10.6 million, $9.6 million, $9.1 million and $9.0 million for the years ending December 31, 2010, 2011, 2012, 2013 and 2014, respectively.

*Cost of Care, Medical Claims Payable and Other Medical Liabilities*

Cost of care is recognized in the period in which members receive managed healthcare services. In addition to actual benefits paid, cost of care in a period also includes the impact of accruals for estimates of medical claims payable. Medical claims payable represents the liability for healthcare claims reported but not yet paid and claims incurred but not yet reported ("IBNR") related to the Company's managed healthcare businesses.

Such liabilities are determined by employing actuarial methods that are commonly used by health insurance actuaries and that meet actuarial standards of practice.

The IBNR portion of medical claims payable is estimated based on past claims payment experience for member groups, enrollment data, utilization statistics, authorized healthcare services and other factors. This data is incorporated into contract-specific actuarial reserve models and is further analyzed to create "completion factors" that represent the average percentage of total incurred claims that have been paid through a given date after being incurred. Factors that affect estimated completion factors include benefit changes, enrollment changes, shifts in product mix, seasonality influences, provider reimbursement changes, changes in claims inventory levels, the speed of claims processing, and changes in paid claim levels. Completion factors are applied to claims paid through the financial statement date to estimate the ultimate claim expense incurred for the current period. Actuarial

**2. Summary of Significant Accounting Policies (Continued)**

estimates of claim liabilities are then determined by subtracting the actual paid claims from the estimate of the ultimate incurred claims. For the most recent incurred months (generally the most recent two months), the percentage of claims paid for claims incurred in those months is generally low. This makes the completion factor methodology less reliable for such months. Therefore, incurred claims for any month with a completion factor that is less than 70 percent are generally not projected from historical completion and payment patterns; rather they are projected by estimating claims expense based on recent monthly estimated cost incurred per member per month times membership, taking into account seasonality influences, benefit changes and health care trend levels, collectively considered to be "trend factors."

Medical claims payable balances are continually monitored and reviewed. If it is determined that the Company's assumptions in estimating such liabilities are significantly different than actual results, the Company's results of operations and financial position could be impacted in future periods. Adjustments of prior period estimates may result in additional cost of care or a reduction of cost of care in the period an adjustment is made. Further, due to the considerable variability of health care costs, adjustments to claim liabilities occur each period and are sometimes significant as compared to the net income recorded in that period. Prior period development is recognized immediately upon the actuary's judgment that a portion of the prior period liability is no longer needed or that additional liability should have been accrued. The following table presents the components of the change in medical claims payable for the years ended December 31, 2007, 2008 and 2009 (in thousands):

| | 2007 | 2008 | 2009 |
|---|---|---|---|
| Claims payable and IBNR, beginning of period | $ 156,079 | $ 185,349 | $ 184,422 |
| Cost of care: | | | |
| Current year | 1,416,700 | 1,836,425 | 1,771,213 |
| Prior years | (7,597) | (5,883) | (5,900) |
| Total cost of care | 1,409,103 | 1,830,542 | 1,765,313 |
| Claim payments and transfers to other medical liabilities(1): | | | |
| Current year | 1,248,549 | 1,676,975 | 1,624,626 |
| Prior years | 131,284 | 154,494 | 156,258 |
| Total claim payments and transfers to other medical liabilities | 1,379,833 | 1,831,469 | 1,780,884 |
| Claims payable and IBNR, end of period | 185,349 | 184,422 | 168,851 |
| Withhold receivables, end of period(2) | (22,683) | (28,562) | (25,182) |
| Medical claims payable, end of period | $ 162,666 | $ 155,860 | $ 143,669 |

(1) For any given period, a portion of unpaid medical claims payable could be covered by reinvestment liability (discussed below) and may not impact the Company's results of operations for such periods.

(2) Medical claims payable is offset by customer withholds from capitation payments in situations in which the customer has the contractual requirement to pay providers for care incurred.

**2. Summary of Significant Accounting Policies (Continued)**

Actuarial standards of practice require that the claim liabilities be adequate under moderately adverse circumstances. Adverse circumstances are situations in which the actual claims experience could be higher than the otherwise estimated value of such claims. In many situations, the claims paid amount experienced will be less than the estimate that satisfies the actuarial standards of practice.

Due to the existence of risk sharing provisions in certain customer contracts, principally in the Public Sector segment, a change in the estimate for medical claims payable does not necessarily result in an equivalent impact on cost of care.

The Company believes that the amount of medical claims payable is adequate to cover its ultimate liability for unpaid claims as of December 31, 2009; however, actual claims payments may differ from established estimates.

Other medical liabilities consist primarily of "reinvestment" payables under certain managed behavioral healthcare contracts with Medicaid customers and "profit share" payables under certain risk-based contracts. Under a contract with reinvestment features, if the cost of care is less than certain minimum amounts specified in the contract (usually as a percentage of revenue), the Company is required to "reinvest" such difference in behavioral healthcare programs when and as specified by the customer or to pay the difference to the customer for their use in funding such programs. Under a contract with profit share provisions, if the cost of care is below certain specified levels, the Company will "share" the cost savings with the customer at the percentages set forth in the contract.

*Net Income per Common Share*

Net income per common share is computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period (see Note 6—"Stockholders' Equity").

*Stock Compensation*

The Company uses the Black-Scholes-Merton formula to estimate the fair value of substantially all stock options granted to employees, and recorded stock compensation expense of $30.0 million, $32.8 million and $19.8 million for the years ended December 31, 2007, 2008 and 2009, respectively. As stock compensation expense recognized in the consolidated statements of income for the years ended December 31, 2007, 2008 and 2009 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures of two percent, eight percent and five percent, respectively. If the actual number of forfeitures differs from those estimated, additional adjustments to compensation expense may be required in future periods. If vesting of an award is conditioned upon the achievement of performance goals, compensation expense during the performance period is estimated using the most probable outcome of the performance goals, and adjusted as the expected outcome changes. The Company recognizes substantially all of these compensation costs on a straight-line basis over the requisite service period, which is generally the vesting term ranging from three to four years.

**2. Summary of Significant Accounting Policies (Continued)**

*Fair Value Measurements*

The Company currently does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis. Financial assets and liabilities are to be measured using inputs from the three levels of the fair value hierarchy, which are as follows:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3—Unobservable inputs that reflect the Company's assumptions about the assumptions that market participants would use in pricing the asset or liability. The Company develops these inputs based on the best information available, including the Company's data.

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company's financial assets and liabilities that are required to be measured at fair value as of December 31, 2009 (in thousands):

| | Fair Value Measurements at December 31, 2009 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Cash and Cash Equivalents(1) | $ — | $ 953 | $— | $ 953 |
| Restricted Cash(2) | — | 152,580 | — | 152,580 |
| Investments: | | | | |
| U.S. Government and agency securities | 379 | — | — | 379 |
| Obligations of government-sponsored enterprises(3) | — | 11,328 | — | 11,328 |
| Corporate debt securities | — | 208,988 | — | 208,988 |
| Certificates of deposit | — | 9,750 | — | 9,750 |
| | $379 | $383,599 | $— | $383,978 |

(1) Excludes $195.6 million of cash held in bank accounts by the Company.

(2) Excludes $7.1 million of restricted cash held in bank accounts by the Company.

(3) Includes investments in notes issued by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, the Federal Home Loan Bank and the Federal Farm Credit Bank.

*Reclassifications*

Certain prior year amounts have been reclassified to conform to the current year presentation.

**3. Acquisitions**

*Acquisition of National Imaging Associates*

On January 31, 2006, the Company acquired all of the outstanding stock of National Imaging Associates, Inc. ("NIA"), a privately held radiology benefits management ("RBM") firm, for approximately $121 million in cash, after giving effect to cash acquired in the transaction, and NIA became a wholly-owned subsidiary. The Company reports the results of operations of NIA in the Radiology Benefits Management segment.

*Acquisition of ICORE Healthcare, LLC*

On July 31, 2006, the Company acquired all of the outstanding units of membership interest of ICORE Healthcare, LLC ("ICORE"), a specialty pharmaceutical management company, and ICORE became a wholly-owned subsidiary. The Company reports the results of operations of ICORE in the Specialty Pharmaceutical Management segment.

The Company paid or agreed to pay to the previous unitholders of ICORE, all of whom were members of ICORE's management team, (i) $161 million of cash at closing; (ii) $24 million of cash that was used by the unitholders of ICORE to purchase Magellan restricted stock with such restricted stock vesting over three years, provided the unitholders did not earlier terminate their employment with Magellan; (iii) $25 million plus accrued interest (the "Deferred Payment"), subject to any indemnity claims Magellan may have had under the purchase agreement; (iv) the amount of positive working capital that existed at ICORE on the closing date (the "Working Capital Payments"), which was $18.2 million of which $17.8 million was paid during 2007 with the remainder paid in January 2008; and (v) a potential earn-out of up to $75 million (the "Earn-Out"), provided the unitholders did not earlier terminate their employment with the Company prior to the payment of the Earn-Out. The $161 million of cash paid at closing, the $25 million Deferred Payment and $18.2 million of Working Capital Payments were recorded as purchase price. The $24 million of restricted stock was recognized as stock compensation expense over the three year vesting period. The $24 million in restricted stock was issued in a transaction pursuant to which the unitholders of ICORE at closing applied $24 million of the purchase price as cash consideration for their purchase of restricted shares of the Company's common stock. The unitholders subscribed to an aggregate of 543,879 restricted shares of the Company's common stock on a basis proportional to each unitholder's economic interest in ICORE at a purchase price of $44.13 per share, which was the average of the closing prices of the Company's common stock on NASDAQ for the twenty trading days immediately preceding the closing. The Deferred Payment was paid in December 2008. The Earn-Out included (i) up to $25 million based on earnings for the 18 month period ended December 31, 2007 and (ii) up to $50 million based on earnings in 2008. The Earn-Out provisions were not met and, as a result, the Company did not pay any additional purchase consideration.

*Acquisition of First Health Services*

Pursuant to the June 4, 2009 Purchase Agreement (the "Purchase Agreement") with Coventry, on July 31, 2009 the Company acquired (the "Acquisition") all of the outstanding equity interests of Coventry's direct and indirect subsidiaries First Health Services Corporation ("FHS"), FHC, Inc. ("FHC") and Provider Synergies, LLC (together with FHS and FHC, "First Health Services") and certain assets of Coventry which are related to the operation of the business conducted by First Health

**3. Acquisitions (Continued)**

Services. First Health Services provides pharmacy benefits management and other services to Medicaid programs. As consideration for the Acquisition, the Company paid $115.4 million in cash, excluding cash acquired and including a payment of $7.4 million for excess working capital with such amount being subject to final adjustments as provided in the Purchase Agreement. The Company funded the Acquisition with cash on hand. The Company reports the results of operations of First Health Services as a separate segment entitled "Medicaid Administration."

The purchase price has been allocated based upon the estimated fair value of net assets acquired at the date of acquisition. A portion of the excess purchase price over tangible net assets acquired has been allocated to identified intangible assets totaling $23.7 million, consisting of customer contracts which are being amortized over 2½ to 8 years. The Company's effective tax rate will not be impacted by the tax deductible goodwill from the First Health Services transaction.

The estimated fair values of First Health Services assets acquired and liabilities assumed at the date of the acquisition are summarized as follows (in thousands):

| | |
|---|---|
| Assets acquired: | |
| Current assets (includes cash of $2,036) | $ 27,237 |
| Property and equipment, net | 25,227 |
| Other assets | 79 |
| Goodwill | 59,146 |
| Other identified intangible assets | 23,700 |
| Total assets acquired | 135,389 |
| Liabilities assumed: | |
| Current liabilities | 9,945 |
| Deferred tax liabilities | 12,998 |
| Total liabilities assumed | 22,943 |
| Net assets acquired | $112,446 |

As of December 31, 2009, the Company established a working capital receivable of $5.0 million that was reflected as a reduction to goodwill. In accordance with the terms of the purchase agreement, working capital will be settled in 2010, with any adjustment to the amount settled for working capital impacting goodwill and the amount ultimately paid for the acquisition of First Health Services.

As of December 31, 2009, settlement of the working capital receivable and certain contractual liabilities remain open and therefore subject to further estimation. In addition, the amount recognized for deferred tax liabilities may be impacted by the determination of these items. The Company will make appropriate adjustments to the purchase price allocation prior to the completion of the measurement period as required.

In connection with this acquisition, the Company incurred $1.4 million of acquisition related costs that were expensed during the year ended December 31, 2009. These costs are included within direct service costs and other operating expenses in the accompanying consolidated statement of income.

**3. Acquisitions (Continued)**

*Pro Forma Financial Information (unaudited)*

The following unaudited supplemental pro forma information represents the Company's consolidated results of operations for the years ended December 31, 2008 and 2009 as if the acquisition of First Health Services had occurred on January 1, 2008 after giving effect to certain adjustments including interest income, depreciation and amortization, and stock compensation expense.

Such pro forma information does not purport to be indicative of operating results that would have been reported had the acquisition of First Health Services occurred on January 1, 2008 (in thousands):

| | Year Ended December 31, | |
|---|---|---|
| | 2008 | 2009 |
| Net revenue | $2,802,910 | $2,735,602 |
| Net income | $ 96,779 | $ 114,193 |
| Income per common share—basic: | $ 2.44 | $ 3.24 |
| Income per common share—diluted: | $ 2.42 | $ 3.22 |

**4. Benefit Plans**

The Company has a defined contribution retirement plan (the "401(k) Plan"). Employee participants can elect to contribute up to 75 percent of their compensation, subject to Internal Revenue Service ("IRS") deferral limitations. The Company makes contributions to the 401(k) Plan based on employee compensation and contributions. The Company matches 50 percent of each employee's contribution up to 6 percent of their annual compensation. The Company recognized $4.2 million, $5.1 million and $5.1 million of expense for the years ended December 31, 2007, 2008 and 2009, respectively, for matching contributions to the 401(k) Plan.

**5. Long-Term Debt and Capital Lease Obligations**

*Long Term Debt and Capital Lease Obligations*

On April 30, 2008, the Company entered into a credit facility with Deutsche Bank AG and Citigroup Global Markets Inc. that provided for a $100.0 million Revolving Loan Commitment for the issuance of letters of credit for the account of the Company with a sublimit of up to $30.0 million for revolving loans (the "2008 Credit Facility"). The 2008 Credit Facility was guaranteed by substantially all of the subsidiaries of the Company and was secured by substantially all of the assets of the Company and the subsidiary guarantors.

Under the 2008 Credit Facility, the annual interest rate on Revolving Loan borrowings bore interest at a rate equal to the sum of (i) a borrowing margin of 1.00 percent plus (ii) (A) in the case of U.S. dollar denominated loans, the higher of the prime rate or one-half of one percent in excess of the overnight "federal funds" rate, or (B) in the case of Eurodollar denominated loans, an interest rate which is a function of the Eurodollar rate for the selected interest period. The Company had the option to borrow in U.S. dollar denominated loans or Eurodollar denominated loans at its discretion. Letters of Credit issued under the Revolving Loan Commitment bore interest at the rate of

**5. Long-Term Debt and Capital Lease Obligations (Continued)**

1.125 percent. The commitment commission on the 2008 Credit Facility was 0.375 percent of the unused Revolving Loan Commitment.

On April 29, 2009, the Company entered into an amendment to the 2008 Credit Facility with Deutsche Bank AG, Citibank, N.A., and Bank of America, N.A. that provides for an $80.0 million Revolving Loan Commitment for the issuance of letters of credit for the account of the Company with a sublimit of up to $30.0 million for revolving loans (the "2009 Credit Facility"). Borrowings under the 2009 Credit Facility will mature on April 28, 2010. The 2009 Credit Facility is guaranteed by substantially all of the subsidiaries of the Company and is secured by substantially all of the assets of the Company and the subsidiary guarantors.

Under the 2009 Credit Facility, the annual interest rate on Revolving Loan borrowings bear interest at a rate equal to (i) in the case of U.S. dollar denominated loans, the sum of a borrowing margin of 2.25 percent plus the higher of the prime rate or one-half of one percent in excess of the overnight "federal funds" rate, or (ii) in the case of Eurodollar denominated loans, the sum of a borrowing margin of 3.25 percent plus the Eurodollar rate for the selected interest period. The Company has the option to borrow in U.S. dollar denominated loans or Eurodollar denominated loans at its discretion. Letters of Credit issued under the Revolving Loan Commitment bear interest at the rate of 3.375 percent. The commitment commission on the 2009 Credit Facility is 0.625 percent of the unused Revolving Loan Commitment.

The Company's capital lease obligations represent amounts due under leases for certain software and computer equipment. The recorded gross cost of other capital leased assets was $4.9 million at December 31, 2008.

The Company's long-term debt and capital lease obligations at December 31, 2008 and 2009 consisted of the following (in thousands):

| | 2008 | 2009 |
|---|---|---|
| 2009 Credit Facility: | | |
| Revolving Loan Commitment due through 2010 | $— | $— |
| Capital Lease Obligations | 28 | — |
| | 28 | — |
| Less current maturities of long-term debt and capital lease obligations | (8) | — |
| | $20 | $— |

## 6. Stockholders' Equity

*Stock Compensation*

At December 31, 2008 and 2009, the Company had equity-based employee incentive plans, which are described below.

*Stock Option Awards*

On January 5, 2004, the Company established the 2003 Management Incentive Plan ("2003 MIP") which allowed for the issuance of up to 6,373,689 shares of common stock pursuant to stock options or stock grants. Other than the 2004 Options (defined below) and certain options granted under the 2006 MIP (defined below), options granted by the Company have exercise prices equal to the fair market value on the date of grant.

On February 24, 2006, the board of directors of the Company approved three equity plans and recommended they be submitted for approval by the Company's shareholders at the 2006 Annual Meeting of Shareholders. The board approved the 2006 Management Incentive Plan ("2006 MIP"), the 2006 Director Equity Compensation Plan ("Director Plan") and the 2006 Employee Stock Purchase Plan ("ESPP"). All three of these plans were approved by the Company's shareholders at the 2006 Annual Meeting of Shareholders on May 16, 2006.

The 2006 MIP, which was similar to the Company's 2003 MIP, authorized the issuance of equity awards covering a total of 2,750,000 shares of the Company's common stock, no more than 300,000 shares of which could be restricted stock or restricted stock units. A restricted stock unit is a notional account representing the right to receive a share of Ordinary Common Stock (or, at the Company's option, cash in lieu thereof) at some future date. The Director Plan covered 120,000 shares of the Company's common stock, no more than 15,000 of which could be restricted stock or restricted stock units, and provided for the issuance of options and restricted stock or restricted stock units to directors immediately following each annual meeting of shareholders in 2006 and 2007. The ESPP is a noncompensatory plan and covers 100,000 shares of the Company's common stock and permits employees of the Company to purchase Common Stock at a 5 percent discount.

On February 27, 2008 the board of directors of the Company approved the 2008 Management Incentive Plan ("2008 MIP") and recommended it be submitted for approval by the Company's shareholders at the 2008 Annual Meeting of shareholders. The 2008 MIP was approved by the Company's shareholders at the 2008 Annual Meeting of Shareholders on May 20, 2008. The 2008 MIP is similar to the 2006 MIP and the 2003 MIP. The board of directors also authorized a total of up to 4.5 million shares of the Company's Common Stock (which amount will be increased by the amount of any future forfeitures under the 2006 MIP, the 2003 MIP and the Director Plan) to be available for issuance pursuant to the 2008 MIP. Each restricted stock unit or share of restricted stock issued under the 2008 MIP shall be counted as 1.9 option shares for the purpose of calculating shares awarded and shares remaining available for grant pursuant to the 2008 MIP. The 2008 MIP also provides that no further awards are to be made under the 2006 MIP, the 2003 MIP or the Director Plan, and any equity awards remaining available for issuance under such plans are no longer available for issuance except for any forfeitures or other recapture of equity awards previously made under such plans, which will be available for grant under the 2008 MIP. The 2008 MIP, unlike the 2006 MIP and the 2003 MIP, also permits the grant of performance based cash bonus awards to eligible employees and the grant of

**6. Stockholders' Equity (Continued)**

equity to directors of the Company. Currently, no such cash bonus awards have been issued under the 2008 MIP.

The weighted average grant date fair value of substantially all stock options granted during the years ended December 31, 2007, 2008 and 2009 was $12.24, $8.52 and $8.69, respectively, as estimated using the Black- Scholes-Merton option pricing model based on the following weighted average assumptions:

| | 2007 | 2008 | 2009 |
|---|---|---|---|
| Risk-free interest rate | 4.50% | 2.76% | 1.67% |
| Expected life | 4 years | 4 years | 4 years |
| Expected volatility | 28.40% | 28.40% | 30.20% |
| Expected dividend yield | 0.00% | 0.00% | 0.00% |

For the years ended December 31, 2007, 2008 and 2009, expected volatility was based on the historical volatility of the Company's stock price.

The benefits of tax deductions from exercises of stock options and vesting of stock awards are reported as a financing cash flow, rather than as an operating cash flow. In the years ended December 31, 2007, 2008 and 2009, approximately $14.4 million, $7.5 million and $2.9 million, respectively, of benefits of such tax deductions related to stock compensation expense were realized and as such were reported as financing cash flows. Of these amounts, $0.6 million, $5.4 million and $2.9 million, respectively, have been reflected as increases to additional paid in capital for the years ended December 31, 2007, 2008 and 2009, respectively. Tax contingencies were recorded for the remaining $13.8 million, $2.1 million and $0.0 million, respectively, as of December 31, 2007, 2008 and 2009.

Summarized information related to the Company's stock options for the years ended December 31, 2007, 2008 and 2009 is as follows:

| | 2007 | | 2008 | |
|---|---|---|---|---|
| | Options | Weighted Average Exercise Price | Options | Weighted Average Exercise Price |
| Outstanding, beginning of period | 4,990,507 | $24.64 | 4,059,096 | $36.68 |
| Granted | 1,594,546 | 41.38 | 1,643,720 | 41.19 |
| Cancelled | (199,019) | 38.12 | (443,310) | 40.28 |
| Exercised | (2,326,938) | 13.93 | (591,016) | 21.81 |
| Outstanding, end of period | 4,059,096 | $36.68 | 4,668,490 | $39.82 |

**6. Stockholders' Equity (Continued)**

| | 2009 | | | |
|---|---|---|---|---|
| | Options | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (in years) | Aggregate Intrinsic Value (in thousands) |
| Outstanding, beginning of period | 4,668,490 | $39.82 | | |
| Granted | 1,326,694 | 33.00 | | |
| Cancelled | (732,846) | 39.68 | | |
| Exercised | (77,247) | 33.38 | | |
| Outstanding, end of period | 5,185,091 | $38.19 | 7.61 | $15,602 |
| Vested and expected to vest at end of period | 5,074,865 | $38.25 | 7.58 | $14,995 |
| Exercisable, end of period | 2,890,854 | $39.35 | 6.73 | $ 5,705 |

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (based upon the difference between the Company's closing stock price on the last trading day of 2009 of $40.73 and the exercise price) for all in-the-money options as of December 31, 2009. This amount changes based on the fair market value of the Company's stock.

The total pre-tax intrinsic value of options exercised (based on the difference between the Company's closing stock price on the day the option was exercised and the exercise price) during the years ended December 31, 2007, 2008 and 2009 was $63.4 million, $12.0 million and $0.4 million, respectively.

As of December 31, 2009, there was $14.5 million of total unrecognized compensation expense related to nonvested stock options that is expected to be recognized over a weighted average remaining recognition period of 1.80 years. The total fair value of options vested during the year ended December 31, 2009 was $13.2 million.

Substantially all of the Company's options granted during the year ended December 31, 2005 vest ratably on each anniversary date over the four years subsequent to grant, and substantially all have a ten year life. Substantially all of the Company's options granted during the years ended December 31, 2006, 2007, 2008 and 2009 vest ratably on each anniversary date over the three years subsequent to grant, and substantially all have a ten year life.

At December 31, 2009, 2,514,255 shares of the Company's common stock remain available for future grant under the Company's 2008 MIP.

*Option Modification*

On January 3, 2006, the Company amended certain stock options outstanding under the 2003 MIP. The amendments, as further described below, were intended primarily to bring the features of such options into compliance with certain requirements established by Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), which was added to the Code by the American Jobs Creation

**6. Stockholders' Equity (Continued)**

Act of 2004 and governs as a general matter the federal income tax treatment of deferred compensation. The amended options were originally issued on January 5, 2004 (the "2004 Options"). Because the exercise price of such 2004 Options may be considered to have been less than the fair market value of the shares that may be acquired upon exercise of such options as determined by the market trading in such shares, such options might be subject to the provisions of Section 409A, including certain penalty tax provisions on the option holders.

The amendments in each case reduced the period in which the 2004 Options, once vested, could be exercised from the tenth anniversary of the date of grant to the end of the calendar year in which each option first became exercisable. The vesting schedule of the options was not changed and no change was made in the exercise price or other material terms.

In addition, the 2004 Options issued to the Company's then Chief Executive Officer, Chief Operating Officer and Chief Financial Officer (the "Senior Executives") were also amended to defer until January 5, 2007 the exercisability of all but 137,398 of their options that vested in January 2006. This deferral was agreed upon in connection with the waiver by the Company of the restriction on sale before January 5, 2007 of 413,003 shares held by the Senior Executives, that they had previously acquired upon exercise of a portion of their 2004 Options that vested in January 2005.

In connection with these amendments, the Company agreed to grant new options to option holders, other than the Senior Executives, upon exercise of their 2004 Options. The new options will be in an amount equal to the number of options exercised, will have exercise prices equal to the market price on the date of grant and will vest ratably on each anniversary date over the three years subsequent to grant. In the years ended December 31, 2007, 2008 and 2009, options to purchase 233,892, 345,956 and 14,049 shares, respectively, were granted pursuant to these amendments upon exercise of 2004 Options during these periods.

*Restricted Stock Awards*

During the year ended December 31, 2005, the Company granted shares of restricted stock which vest ratably on each anniversary date over the four years subsequent to grant. During the years ended December 31, 2006, 2007, 2008 and 2009, the Company granted shares of restricted stock which generally vest ratably on each anniversary date over the three years subsequent to grant.

Summarized information related to the Company's nonvested restricted stock awards for the years ended December 31, 2007, 2008 and 2009 is as follows:

| | 2007 | | 2008 | | 2009 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted Average Grant Date Fair Value | Shares | Weighted Average Grant Date Fair Value | Shares | Weighted Average Grant Date Fair Value |
| Outstanding, beginning of period | 629,234 | $42.80 | 601,384 | $43.25 | 321,935 | $42.92 |
| Awarded | 5,250 | 44.49 | 41,190 | 37.10 | 30,385 | 30.36 |
| Vested | (31,675) | 35.03 | (309,494) | 43.16 | (319,547) | 42.97 |
| Forfeited | (1,425) | 33.13 | (11,145) | 32.71 | (3,863) | 36.66 |
| Outstanding, ending of period | 601,384 | $43.25 | 321,935 | $42.92 | 28,910 | $30.27 |

**6. Stockholders' Equity (Continued)**

On July 31, 2006, pursuant to the Company's purchase of ICORE, the Company granted to the unitholders of ICORE, 543,879 shares of restricted stock of the Company valued at $24.0 million, which stock vested over three years, provided that the unitholders did not earlier terminate their employment with the Company. The $24 million in restricted stock paid at the closing was issued in a transaction pursuant to which the unitholders of ICORE at closing applied $24 million of the purchase price as cash consideration for their purchase of restricted shares of the Company's common stock. The unitholders subscribed to an aggregate of 543,879 restricted shares of the Company's common stock on a basis proportional to each unitholder's economic interest in ICORE at a purchase price of $44.13 per share, which was the average of the closing prices of the Company's common stock on NASDAQ for the twenty trading days immediately preceding the closing.

As of December 31, 2009, there was $0.3 million of unrecognized stock compensation expense related to nonvested restricted stock awards. This cost is expected to be recognized over a weighted-average period of 0.38 years.

*Restricted Stock Units*

During the years ended December 31, 2007, 2008 and 2009, the Company granted restricted stock units which vest ratably on each anniversary date over the three years subsequent to grant.

Summarized information related to the Company's nonvested restricted stock units for the years ended December 31, 2007, 2008 and 2009 is as follows:

| | 2007 | | 2008 | | 2009 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted Grant Date Fair Value | Shares | Weighted Grant Date Fair Value | Shares | Weighted Grant Date Fair Value |
| Outstanding, beginning of period | 121,032 | $40.33 | 219,736 | $40.57 | 176,112 | $38.72 |
| Awarded | 146,572 | 40.77 | 112,874 | 37.14 | 121,065 | 32.91 |
| Vested | (38,754) | 40.21 | (125,371) | 40.51 | (73,465) | 39.16 |
| Forfeited | (9,114) | 42.03 | (31,127) | 38.85 | (39,258) | 37.60 |
| Outstanding, ending of period | 219,736 | $40.57 | 176,112 | $38.72 | 184,454 | $34.99 |

As of December 31, 2009, there was $2.7 million of unrecognized stock compensation expense related to nonvested restricted stock units. This cost is expected to be recognized over a weighted-average period of 1.79 years.

*Common Stock Warrants*

On January 5, 2004, the Company issued 570,825 warrants to purchase common stock of the Company at a purchase price of $30.46 per share at anytime until January 5, 2011 and at an approximate fair value per warrant of $9.44 ("2004 Warrants"). As of December 31, 2009, 570,160 of these 2004 Warrants remain outstanding.

**6. Stockholders' Equity (Continued)**

The fair values of the common stock warrants were estimated on the date of their grant using the Black-Scholes-Merton option-pricing model based on the following weighted average assumptions:

| | 2004 Warrants |
|---|---|
| Risk-free interest rate | 3.92% |
| Expected life | 7 years |
| Expected volatility | 39.5% |
| Expected dividend yield | 0.0% |

*Income per Common Share*

The following table reconciles income (numerator) and shares (denominator) used in the Company's computations of net income per share for the years ended December 31, 2007, 2008 and 2009 (in thousands, except per share amounts):

| | 2007 | 2008 | 2009 |
|---|---|---|---|
| Numerator: | | | |
| Net income | $94,158 | $86,205 | $106,671 |
| Denominator: | | | |
| Weighted average number of common shares outstanding—basic | 38,942 | 39,607 | 35,248 |
| Common stock equivalents—stock options | 584 | 246 | 46 |
| Common stock equivalents—warrants | 168 | 128 | 52 |
| Common stock equivalents—restricted stock | 104 | 7 | 29 |
| Common stock equivalents—restricted stock units | 39 | 11 | 41 |
| Weighted average number of common shares outstanding—diluted | 39,837 | 39,999 | 35,416 |
| Net income per common share—basic | $ 2.42 | $ 2.18 | $ 3.03 |
| Net income per common share—diluted | $ 2.36 | $ 2.16 | $ 3.01 |

The weighted average number of common shares outstanding for the years ended December 31, 2007, 2008 and 2009 was calculated using outstanding shares of the Company's Ordinary Common Stock. Common stock equivalents included in the calculation of diluted weighted average common shares outstanding for the years ended December 31, 2007, 2008 and 2009 represent stock options to purchase shares of the Company's Ordinary Common Stock, restricted stock awards and restricted stock units, stock purchased under the ESPP and shares of Ordinary Common Stock related to certain warrants issued on January 5, 2004.

*Stock Repurchase*

On July 30, 2008 the Company's board of directors approved a stock repurchase plan which authorized the Company to purchase up to $200 million of its outstanding common stock through January 31, 2010. Stock repurchases under the program could be executed through open market repurchases, privately negotiated transactions, accelerated share repurchases or other means. The board

**6. Stockholders' Equity (Continued)**

of directors authorized management to execute stock repurchase transactions under the program from time to time and in such amounts and via such methods as management deemed appropriate. The stock repurchase program could be limited or terminated at any time without prior notice. From August 1, 2008 through December 31, 2008, the Company repurchased 3,866,505 shares through the stock repurchase plan at an average share price of $35.18 per share for an aggregate cost of $136.0 million (excluding broker commissions). The Company made additional open market purchases of 1,859,959 shares of the Company's common stock at an average share price of $34.39 per share for an aggregate cost of $64.0 million (excluding broker commissions) during the period January 1, 2009 through April 7, 2009, which was the date that the repurchase program was completed, the $200 million authorization having been exhausted.

On July 28, 2009 the Company's board of directors approved a stock repurchase plan which authorizes the Company to purchase up to $100 million of its outstanding common stock through July 28, 2011. Stock repurchases under the program may be executed through open market repurchases, privately negotiated transactions, accelerated share repurchases or other means. The board of directors authorized management to execute stock repurchase transactions under the program from time to time and in such amounts and via such methods as management deems appropriate. The stock repurchase program may be limited or terminated at any time without prior notice. Pursuant to this program, the Company made open market purchases of 782,400 shares of the Company's common stock at an average price of $32.75 per share for an aggregate cost of $25.6 million (excluding broker commissions) during the period from August 17, 2009 through December 31, 2009.

During the period from January 1, 2010 through February 25, 2010, the Company made additional open market purchases of 16,200 shares at an aggregate cost of $0.6 million, excluding broker commissions.

**7. Income Taxes**

The provision for income taxes related to continuing operations for the years ended December 31, 2007, 2008 and 2009 consisted of the following (in thousands):

| | 2007 | 2008 | 2009 |
|---|---|---|---|
| Income taxes currently payable: | | | |
| Federal | $ 1,082 | $ 2,365 | $17,485 |
| State | 803 | 1,853 | 6,837 |
| | 1,885 | 4,218 | 24,322 |
| Deferred income taxes: | | | |
| Federal | 52,614 | 48,451 | 39,866 |
| State | 4,170 | 1,369 | (6,851) |
| | 56,784 | 49,820 | 33,015 |
| | $58,669 | $54,038 | $57,337 |

**7. Income Taxes (Continued)**

A reconciliation of the Company's income tax provision for continuing operations to that computed by applying the statutory federal income tax rate for the years ended December 31, 2007, 2008 and 2009 is as follows (in thousands):

| | 2007 | 2008 | 2009 |
|---|---|---|---|
| Income tax provision at federal statutory income tax rate | $53,616 | $49,085 | $57,403 |
| State income taxes, net of federal income tax benefit | 6,070 | 6,336 | 6,805 |
| Tax contingencies reversed due to statute closings | (74) | (3,326) | (5,763) |
| Net change in valuation allowances | (1,088) | (100) | (4,342) |
| Other—net | 145 | 2,043 | 3,234 |
| Income tax provision | $58,669 | $54,038 | $57,337 |

The Company estimates that it has reportable federal net operating loss carryforwards ("NOLs") as of December 31, 2009 of approximately $54.9 million available to reduce future federal taxable income. These estimated NOLs expire in 2011 through 2020 and are subject to examination and adjustment by the Internal Revenue Service ("IRS"). In addition, the Company's utilization of such NOLs is subject to limitation under Internal Revenue Code Section 382, which affects the timing of the use of these NOLs. At this time, the Company does not believe these limitations will limit the Company's ability to use any federal NOLs before they expire. Although the Company has NOLs that may be available to offset future taxable income, the Company may be subject to Federal Alternative Minimum Tax.

The Company's valuation allowances against deferred tax assets were $9.4 million and $7.3 million as of December 31, 2008 and 2009, respectively, mostly relating to uncertainties regarding the eventual realization of certain state NOLs and other state deferred tax assets. Determination of the amount of deferred tax assets considered realizable required significant judgment and estimation. Changes in these estimates in the future could materially affect the Company's financial condition and results of operations.

**7. Income Taxes (Continued)**

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2008 and 2009 are as follows (in thousands):

| | 2008 | 2009 |
|---|---|---|
| Deferred tax assets: | | |
| Goodwill and intangible assets | $ 29,048 | $ 11,715 |
| Net operating loss carryforwards | 47,891 | 31,134 |
| Stock compensation | 15,533 | 19,996 |
| Risk-share accruals | 18,070 | 7,745 |
| Non-deductible book accruals | 18,309 | 11,185 |
| Claims reserves | 5,630 | 6,068 |
| Refundable tax credits | 15,753 | 5,041 |
| Indirect tax benefits | 11,112 | 8,637 |
| Other | 3,020 | 8,570 |
| Total deferred tax assets | 164,366 | 110,091 |
| Valuation allowance | (9,408) | (7,347) |
| Deferred tax assets after valuation allowance | 154,958 | 102,744 |
| Deferred tax liabilities: | | |
| Property and depreciation | (20,097) | (27,690) |
| Total deferred tax liabilities | (20,097) | (27,690) |
| Net deferred tax assets | $134,861 | $ 75,054 |

The Company periodically performs a comprehensive review of its tax positions and accrues amounts for tax contingencies. Based upon these reviews, the status of ongoing tax audits, and the expiration of applicable statutes of limitations, accruals are adjusted as necessary. The resolution of tax audits is unpredictable and could result in tax liabilities that are significantly different than those which have been estimated and accrued by the Company. Such amounts are included in deferred credits and other long-term liabilities within the accompanying consolidated balance sheets.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

| | 2007 | 2008 | 2009 |
|---|---|---|---|
| Balance as of beginning of period | $108,323 | $121,040 | $129,157 |
| Additions based on tax positions related to the current year | 18,630 | 10,765 | 4,023 |
| Additions for tax positions of prior years | 2,072 | 3,258 | 4,759 |
| Reductions for tax positions of prior years | (2,126) | (214) | (17,866) |
| Reductions due to lapses of applicable statutes of limitations | (5,859) | (5,692) | (6,822) |
| Reductions due to settlements | — | — | (151) |
| Balance as of end of period | $121,040 | $129,157 | $113,100 |

**7. Income Taxes (Continued)**

If these unrecognized tax benefits had been realized as of December 31, 2008 and 2009, and had ASC 805 been effective in 2008, $90.4 million and $88.3 million, respectively, would have impacted the effective tax rate.

Included in the balance of unrecognized tax benefits recorded at December 31, 2008 and 2009 were liabilities of $14.1 million and $1.1 million, respectively, for tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the deferral of these deductions to later years would not affect the annual effective tax rate but could result in the acceleration of cash payments and/or reduction to the NOL carryforwards with respect to the earlier period.

With few exceptions, the Company is no longer subject to state or local income tax assessments by tax authorities for years ended prior to December 31, 2006. Further, the statute of limitations regarding the assessment of the federal and most state and local income taxes for the year ended December 31, 2006 will expire during 2010. The Company anticipates that up to $3.3 million of unrecognized tax benefits (excluding interest costs) recorded as of December 31, 2009 could be reversed during 2010 as a result of statute expirations. All such reversals (net of the related indirect tax benefits) would be reflected as discrete adjustments during the quarter in which the respective statute expiration occurs.

As of December 31, 2008 and 2009, the Company had accrued approximately $4.2 million and $3.5 million, respectively, for the potential payment of interest and penalties (net of indirect benefits). The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. During the years ended December 31, 2007, 2008 and 2009, the Company recorded approximately $1.2 million, $1.6 million and $(0.7) million in interest and penalties, excluding $0.7 million recorded in 2007 as a reduction in retained earnings as a result of a change in accounting method.

**8. Supplemental Cash Flow Information**

Supplemental cash flow information for the years ended December 31, 2007, 2008 and 2009 is as follows (in thousands):

| | 2007 | 2008 | 2009 |
|---|---|---|---|
| Income taxes paid, net of refunds (received) | $4,973 | $6,003 | $16,599 |
| Interest paid | $3,801 | $3,300 | $ 1,470 |
| Assets acquired through capital leases | $ 89 | $ 58 | $ — |

**9. Commitments and Contingencies**

*Insurance*

The Company maintains a program of insurance coverage for a broad range of risks in its business. The Company has renewed its general, professional and managed care liability insurance policies with unaffiliated insurers for a one-year period from June 17, 2009 to June 17, 2010. The general liability

**9. Commitments and Contingencies (Continued)**

policies are written on an "occurrence" basis, subject to a $0.05 million per claim un-aggregated self-insured retention. The professional liability and managed care errors and omissions liability policies are written on a "claims-made" basis, subject to a $1.0 million per claim ($10.0 million per class action claim) un-aggregated self-insured retention for managed care liability, and a $0.05 million per claim un-aggregated self-insured retention for professional liability.

The Company maintains separate general and professional liability insurance policies with an unaffiliated insurer for its Specialty Pharmaceutical Management business. The Specialty Pharmaceutical Management insurance policies have a one-year term for the period June 17, 2009 to June 17, 2010. The general liability policies are written on an "occurrence" basis, subject to a $0.05 million per claim un-aggregated self-insured retention. The professional liability policy is written on a "claims-made" basis, subject to a $0.05 million per claim un-aggregated self-insured retention.

The Company maintains separate professional liability insurance policies with unaffiliated insurers for its Maricopa Contract business for the behavioral health direct care facilities. The Maricopa Contract professional liability insurance policies effective dates are from September 1, 2008 to September 1, 2009. The Company purchased a five-year extended reporting period for the professional liability policies effective September 1, 2009 for the period September 1, 2009 to September 1, 2014, subject to a $0.5 million per claim un-aggregated self-insured retention. The professional liability policies are written on a "claims-made" basis.

The Company is responsible for claims within its self-insured retentions, and for portions of claims reported after the expiration date of the policies if they are not renewed, or if policy limits are exceeded. The Company also purchases excess liability coverage in an amount that management believes to be reasonable for the size and profile of the organization.

*Regulatory Issues*

The specialty managed healthcare industry is subject to numerous laws and regulations. The subjects of such laws and regulations cover, but are not limited to, matters such as licensure, accreditation, government healthcare program participation requirements, information privacy and security, reimbursement for patient services, and Medicare and Medicaid fraud and abuse. Over the past several years, government activity has increased with respect to investigations and/or allegations concerning possible violations of fraud and abuse and false claims statutes and/or regulations by healthcare organizations and insurers. Entities that are found to have violated these laws and regulations may be excluded from participating in government healthcare programs, subjected to fines or penalties or required to repay amounts received from the government for previously billed patient services. Compliance with such laws and regulations can be subject to future government review and interpretation, as well as regulatory actions unknown or unasserted at this time.

In addition, regulators of certain of the Company's subsidiaries may exercise certain discretionary rights under regulations including increasing its supervision of such entities, requiring additional restricted cash or other security or seizing or otherwise taking control of the assets and operations of such subsidiaries.

**9. Commitments and Contingencies (Continued)**

*Legal*

The management and administration of the delivery of specialty managed healthcare entails significant risks of liability. From time to time, the Company is subject to various actions and claims arising from the acts or omissions of its employees, network providers or other parties. In the normal course of business, the Company receives reports relating to deaths and other serious incidents involving patients whose care is being managed by the Company. Such incidents occasionally give rise to malpractice, professional negligence and other related actions and claims against the Company or its network providers. Many of these actions and claims received by the Company seek substantial damages and therefore require the Company to incur significant fees and costs related to their defense. The Company is also subject to or party to certain class actions, litigation and claims relating to its operations and business practices. In the opinion of management, the Company has recorded reserves that are adequate to cover litigation, claims or assessments that have been or may be asserted against the Company, and for which the outcome is probable and reasonably estimable. Management believes that the resolution of such litigation and claims will not have a material adverse effect on the Company's financial condition or results of operations; however, there can be no assurance in this regard.

*Operating Leases*

The Company leases certain of its operating facilities and equipment. The leases, which expire at various dates through August 2015, generally require the Company to pay all maintenance, property tax and insurance costs.

At December 31, 2009, aggregate amounts of future minimum payments under operating leases were as follows: 2010—$21.4 million; 2011—$14.7 million; 2012—$10.3 million; 2013—$3.8 million; 2014—$0.8 million; 2015 and beyond—$0.3 million. Operating lease obligations include estimated future lease payments for both open and closed offices.

At December 31, 2009, aggregate amounts of future minimum rentals to be received under operating subleases were as follows: 2010—$3.9 million; 2011—$1.4 million; 2012—$1.0 million; 2013—$0.8 million; 2014—$0.5 million; 2015 and beyond—$0.3 million. Operating sublease rentals to be received relate primarily to behavioral health direct care facilities transitioned to third parties pursuant to the Maricopa Contract.

Rent expense is recognized on a straight-line basis over the terms of the leases. Rent expense was $19.3 million, $24.3 million and $20.3 million for the years ended December 31, 2007, 2008 and 2009, respectively.

**10. Certain Relationships and Related Party Transactions**

Allen Wise, a former Director of the Company, served as the Chairman of Coventry. The Company has a behavioral health services agreement with a subsidiary of Coventry under which the Company derived revenues of approximately $2.4 million and $1.5 million during the years ended December 31, 2008 and 2009, respectively. On February 25, 2009, Mr. Wise resigned from the board of directors of the Company as a result of his appointment as Chief Executive Officer of Coventry. On July 31, 2009, the Company completed the acquisition of First Health Services as described in Note 3.

## 10. Certain Relationships and Related Party Transactions (Continued)

Mr. Wise was no longer a Director of the Company at the time that the Company negotiated and closed on the acquisition of First Health Services from Coventry. At the same time that the Company acquired First Health Services, the Company also executed agreements to provide radiology and oncology services for certain Coventry markets. The Company derived revenues from such service agreements of approximately $6.6 million during 2009.

William McBride, a Director of the Company serves as a member of the board of directors of AmeriGroup Corporation. The Company has a radiology benefits management agreement with a subsidiary of AmeriGroup under which the Company derived revenues of approximately $0.4 million and $1.1 million in 2008 and 2009, respectively.

## 11. Business Segment Information

The accounting policies of the Company's segments are the same as those described in Note 1—"General." The Company evaluates performance of its segments based on profit or loss from continuing operations before stock compensation expense, depreciation and amortization, interest expense, interest income, gain on sale of assets, special charges or benefits, and income taxes ("Segment Profit"). Management uses Segment Profit information for internal reporting and control purposes and considers it important in making decisions regarding the allocation of capital and other resources, risk assessment and employee compensation, among other matters. Intersegment sales and transfers are not significant. The following tables summarize, for the periods indicated, operating results by business segment (in thousands):

| | Commercial | Public Sector | Radiology Benefits Management | Specialty Pharmaceutical Management | Corporate and Other | Consolidated |
|---|---|---|---|---|---|---|
| **Year Ended December 31, 2007** | | | | | | |
| Net revenue | $ 784,533 | $1,020,839 | $ 170,240 | $ 180,341 | $ — | $ 2,155,953 |
| Cost of care | (392,325) | (902,594) | (114,184) | — | — | (1,409,103) |
| Cost of goods sold | — | — | — | (149,585) | — | (149,585) |
| Direct service costs | (163,800) | (51,922) | (48,841) | (21,529) | — | (286,092) |
| Other operating expenses | — | — | — | — | (117,911) | (117,911) |
| Stock compensation expense(1) | 2,277 | 1,172 | 1,708 | 8,769 | 16,068 | 29,994 |
| Segment profit (loss) | $ 230,685 | $ 67,495 | $ 8,923 | $ 17,996 | $(101,843) | $ 223,256 |
| Identifiable assets by business segment(2) | | | | | | |
| Restricted cash | $ 35,838 | $ 213,400 | $ — | $ — | $ 3,525 | $ 252,763 |
| Net accounts receivable | 19,579 | 19,384 | 3,927 | 22,888 | 578 | 66,356 |
| Investments | 5,309 | 7,506 | — | — | 43,760 | 56,575 |
| Goodwill | 121,032 | — | 104,459 | 142,291 | — | 367,782 |

## 11. Business Segment Information (Continued)

| | Commercial | Public Sector | Radiology Benefits Management | Specialty Pharmaceutical Management | Corporate and Other | Consolidated |
|---|---|---|---|---|---|---|
| **Year Ended December 31, 2008** | | | | | | |
| Net revenue | $ 649,636 | $ 1,451,923 | $ 295,336 | $ 228,499 | $ — | $ 2,625,394 |
| Cost of care | (344,761) | (1,278,316) | (207,465) | — | — | (1,830,542) |
| Cost of goods sold | — | — | — | (181,356) | — | (181,356) |
| Direct service costs | (154,894) | (68,914) | (54,482) | (25,623) | — | (303,913) |
| Other operating expenses | — | — | — | — | (122,714) | (122,714) |
| Stock compensation expense(1) | 1,368 | 839 | 1,472 | 8,967 | 20,117 | 32,763 |
| Segment profit (loss) | $ 151,349 | $ 105,532 | $ 34,861 | $ 30,487 | $(102,597) | $ 219,632 |
| Identifiable assets by business segment(2) | | | | | | |
| Restricted cash | $ 13,649 | $ 171,513 | $ 3,268 | $ — | $ 3,965 | $ 192,395 |
| Net accounts receivable | 22,544 | 19,764 | 7,226 | 31,108 | 1,434 | 82,076 |
| Investments | 28,990 | 88,347 | 10,413 | — | 106,149 | 233,899 |
| Goodwill | 120,485 | — | 104,549 | 142,291 | — | 367,325 |

| | Commercial | Public Sector | Radiology Benefits Management | Specialty Pharmaceutical Management | Medicaid Administration | Corporate and Other | Consolidated |
|---|---|---|---|---|---|---|---|
| **Year Ended December 31, 2009** | | | | | | | |
| Net revenue | $ 650,139 | $ 1,362,420 | $ 305,251 | $ 259,745 | $ 64,259 | $ — | $ 2,641,814 |
| Cost of care | (351,270) | (1,208,451) | (205,592) | — | — | — | (1,765,313) |
| Cost of goods sold | — | — | — | (203,336) | — | — | (203,336) |
| Direct service costs | (152,280) | (67,835) | (51,732) | (24,901) | (54,874) | — | (351,622) |
| Other operating expenses | — | — | — | — | — | (114,088) | (114,088) |
| Stock compensation expense(1) | 953 | 690 | 1,260 | 5,383 | 27 | 11,469 | 19,782 |
| Segment profit (loss) | $ 147,542 | $ 86,824 | $ 49,187 | $ 36,891 | $ 9,412 | $(102,619) | $ 227,237 |
| Identifiable assets by business segment(2) | | | | | | | |
| Restricted cash | $ 20,398 | $ 133,123 | $ 2,272 | $ — | $ — | $ 3,866 | $ 159,659 |
| Net accounts receivable | 23,025 | 16,450 | 6,085 | 30,371 | 31,021 | 7,482 | 114,434 |
| Investments | 14,337 | 133,392 | 12,676 | — | — | 70,040 | 230,445 |
| Goodwill | 120,485 | — | 104,549 | 142,291 | 59,146 | — | 426,471 |

(1) Stock compensation expense is included in direct service costs and other operating expenses, however this amount is excluded from the computation of segment profit since it is managed on a consolidated basis.

(2) Identifiable assets by business segment are those assets that are used in the operations of each segment. The remainder of the Company's assets cannot be specifically identified by segment.

**11. Business Segment Information (Continued)**

The following table reconciles Segment Profit to consolidated income from continuing operations before income taxes and minority interest for the years ended December 31, 2007, 2008 and 2009 (in thousands):

| | 2007 | 2008 | 2009 |
|---|---|---|---|
| Segment Profit | $223,256 | $219,632 | $227,237 |
| Stock compensation expense | (29,994) | (32,763) | (19,782) |
| Depreciation and amortization | (57,524) | (60,810) | (47,268) |
| Interest expense | (6,386) | (2,846) | (2,424) |
| Interest income | 23,836 | 17,030 | 6,245 |
| Income from continuing operations before income taxes | $153,188 | $140,243 | $164,008 |

**12. Selected Quarterly Financial Data (Unaudited)**

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2008 and 2009 (in thousands, except per share amounts):

| | For the Quarter Ended | | | |
|---|---|---|---|---|
| | March 31, 2008 | June 30, 2008 | September 30, 2008 | December 31, 2008 |
| **Fiscal Year Ended December 31, 2008** | | | | |
| Net revenue | $650,290 | $656,858 | $656,462 | $661,784 |
| Cost and expenses: | | | | |
| Cost of care | 454,074 | 458,090 | 456,584 | 461,794 |
| Cost of goods sold | 46,824 | 43,413 | 44,281 | 46,838 |
| Direct service costs and other operating expenses(1) | 109,748 | 106,483 | 105,879 | 104,517 |
| Depreciation and amortization | 14,374 | 14,523 | 16,086 | 15,827 |
| Interest expense | 1,215 | 1,017 | 592 | 22 |
| Interest income | (5,493) | (3,716) | (4,127) | (3,694) |
| | 620,742 | 619,810 | 619,295 | 625,304 |
| Income from continuing operations before income taxes | 29,548 | 37,048 | 37,167 | 36,480 |
| Provision for income taxes | 12,304 | 15,160 | 13,678 | 12,896 |
| Net income | $ 17,244 | $ 21,888 | $ 23,489 | $ 23,584 |
| Weighted average number of common shares outstanding—basic | 39,736 | 39,961 | 40,272 | 38,464 |
| Weighted average number of common shares outstanding—diluted | 40,340 | 40,307 | 40,722 | 38,631 |
| Net income per common share—basic: | $ 0.43 | $ 0.55 | $ 0.58 | $ 0.61 |
| Net income per common share—diluted: | $ 0.43 | $ 0.54 | $ 0.58 | $ 0.61 |

**12. Selected Quarterly Financial Data (Unaudited) (Continued)**

| | For the Quarter Ended | | | |
|---|---|---|---|---|
| | March 31, 2009 | June 30, 2009 | September 30, 2009 | December 31, 2009 |
| **Fiscal Year Ended December 31, 2009** | | | | |
| Net revenue | $619,515 | $635,801 | $667,589 | $718,909 |
| Cost and expenses: | | | | |
| Cost of care | 431,718 | 443,048 | 435,007 | 455,540 |
| Cost of goods sold | 52,072 | 49,286 | 50,139 | 51,839 |
| Direct service costs and other operating expenses(2) | 103,064 | 102,934 | 122,034 | 137,678 |
| Depreciation and amortization | 11,043 | 10,516 | 12,154 | 13,555 |
| Interest expense | 427 | 657 | 650 | 690 |
| Interest income | (2,311) | (1,734) | (1,215) | (985) |
| | 596,013 | 604,707 | 618,769 | 658,317 |
| Income from continuing operations before income taxes | 23,502 | 31,094 | 48,820 | 60,592 |
| Provision for income taxes | 9,942 | 12,695 | 17,833 | 16,867 |
| Net income | $ 13,560 | $ 18,399 | $ 30,987 | $ 43,725 |
| Weighted average number of common shares outstanding—basic | 36,208 | 34,955 | 35,128 | 34,717 |
| Weighted average number of common shares outstanding—diluted | 36,386 | 34,992 | 35,331 | 34,972 |
| Net income per common share—basic: | $ 0.37 | $ 0.53 | $ 0.88 | $ 1.26 |
| Net income per common share—diluted: | $ 0.37 | $ 0.53 | $ 0.88 | $ 1.25 |

(1) Includes stock compensation expense of $12,018, $6,499, $7,832 and $6,414 for the quarters ended March 31, June 30, September 30, and December 31, 2008, respectively.

(2) Includes stock compensation expense of $6,432, $6,168, $4,124 and $3,058 for the quarters ended March 31, June 30, September 30, and December 31, 2009, respectively.

**MAGELLAN HEALTH SERVICES, INC.**

**SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS**

**(In thousands)**

| Classification | Balance at Beginning of Period | Charged to Costs and Expenses | Charged to Other Accounts | Addition | Deduction | Balance at End of Period |
|---|---|---|---|---|---|---|
| Year Ended December 31, 2007 | | | | | | |
| Allowance for doubtful accounts . . | $1,502 | $217(3) | $ (588)(1) | $261(4) | $ (75)(2) | $1,317 |
| Year Ended December 31, 2008 | | | | | | |
| Allowance for doubtful accounts . . | 1,317 | 891(3) | (273)(1) | — | (20)(2) | 1,915 |
| Year Ended December 31, 2009 | | | | | | |
| Allowance for doubtful accounts . . | 1,915 | 112(3) | (650)(1) | 116(5) | (135)(2) | 1,358 |

(1) Recoveries of accounts receivable previously written off.

(2) Accounts written off.

(3) Bad debt expense.

(4) To establish a reserve on pre-acquisition balances of ICORE Healthcare, LLC.

(5) To establish a reserve on pre-acquisition balances of First Health Services.

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

# Shareholder Information

**CORPORATE HEADQUARTERS**
55 Nod Road
Avon, Connecticut 06001
www.MagellanHealth.com

**AUDITORS**
Ernst & Young
Baltimore, MD

**STOCK LISTING**
Symbol: MGLN
Nasdaq Stock Exchange

**TRANSFER AGENT**
American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, New York 10038
Toll Free: 800-937-5449
Local/International: 718-921-8124
Website: www.amstock.com
E-mail: info@amstock.com

Our transfer agent can help with a variety of shareholder-related services, including:

- Change of address
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

**INVESTOR RELATIONS**
This annual report along with a variety of other financial materials can be viewed at www.MagellanHealth.com. Inquiries may be directed to the Magellan Investor Relations Group at 877-645-6464 or ir@magellanhealth.com.

**ANNUAL MEETING**
Magellan's annual shareholder meeting will be held on May 20, 2010 at the Avon Old Farms Hotel, 279 Avon Mountain Road, Avon, Connecticut. The meeting will begin at 9:00 a.m., local time.

**SAFE HARBOR STATEMENT**
Certain of the statements made in this report constitute forward-looking statements contemplated under the Private Securities Litigation Reform Act of 1995 and are qualified in their entirety by the complete discussion of risks set forth in the section entitled "Risk Factors" in Magellan's Annual Report on Form 10-K for the year ended December 31, 2009, attached herein.

**ENVIRONMENTAL AWARENESS**
This annual report is printed on recycled paper: 30 percent post-consumer waste (cover and pages one to fourteen); and 10 percent post-consumer waste (10-K).

Design & Photography: Neue Studios, Inc.


MAGELLAN
HEALTH SERVICES
Getting Better All the Time

www.magellanhealth.com